



XPO Logistics

Notice of 2013 Annual Meeting
Proxy Statement
2012 Annual Report

XPO Logistics, Inc. (NYSE: XPO) is one of the fastest growing providers of non–asset, third-party freight management services in North America. The company's three business units – freight brokerage, expedited transportation and freight forwarding - use relationships with more than 22,000 ground, sea and air carriers to serve over 7,750 customers in the manufacturing, industrial, retail, commercial, life sciences and government sectors. XPO is built to deliver constant growth in truck capacity, competitive pricing, passionate service and technological innovation through 59 locations in the United States and Canada. *www.xpologistics.com*



Forward-Looking Statements:

This Annual Report and proxy statement contain forward-looking statements as defined under federal securities laws. Our forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in the "Risk Factors" section of our Form 10-K included herein, as well as those discussed in our other filings with the Securities and Exchange Commission. All forward-looking statements set forth in this Annual Report and proxy statement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this Annual Report and proxy statement speak only as of the date made, except as required by law, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

XPOLogistics

XPO LOGISTICS, INC.
Five Greenwich Office Park
Greenwich, Connecticut 06831


SEC MAIL PROCESSING
RECEIVED
APR 2 9 2013
WASH, D.C.
193
SECTION

To Our Shareholders

2012 was a vital year for us, as we began building XPO Logistics into a world-class, multi-billion dollar logistics company.

I'm pleased to report that we're on track or ahead of plan with every major component of our strategy. We've completed six acquisitions and 17 cold-starts to date, established a national operations center, launched our freight optimizer system and added over 700 employees, many with deep industry experience. Today, we have over 1,000 talented people at 59 locations focused intensely on one objective – to provide unparalleled service to shippers.

We support our employees by constant investment in carrier capacity, technology and market offerings. We now use proprietary software to tap into our network of more than 22,000 carriers, giving our salespeople the ability to say 'yes' to customers more often. We've added LTL, intermodal and expedited air charter capabilities in response to customer demand. And XPO is building brand equity through a lively presence on Facebook, Twitter, Google+, LinkedIn and YouTube. Our combination of scale, proficiency and financial strength is fast becoming a hallmark of XPO.

Performance

In 2012, we drove revenue up more than 57% year-over-year to $278.6 million on a GAAP basis. The increase was most evident in the fourth quarter when our freight brokerage division, the focus of many of our investments, generated 760% more revenue than in the prior year. Today, we're on an annual revenue run rate of more than $500 million – almost triple the size of the company in 2011.

At the same time, the costs of staging the company for long-term value creation had the expected impact on results, as we reported a full year net loss available to common shareholders of $1.49 per diluted share.

Our liquidity remains strong, with approximately $207 million of cash as of March 31, 2013. This follows our acquisitions of Turbo Logistics, Kelron Logistics, Continental Freight Services and BirdDog Logistics in 2012, and East Coast Air Charter and Covered Logistics in early 2013. To help fund our growth, we raised $289 million through common stock and convertible debt offerings last year.

Outlook

In 2013, we'll continue to execute our three strategic initiatives: acquisitions, cold-starts and optimizing our operations. We intend to acquire at least $300 million of historical annual revenue this year, open additional cold-starts in freight brokerage, and further scale up our operations.

You'll also see us accelerate recruitment as part of our plan to hire several thousand employees over the next few years. A well-trained, highly motivated workforce is essential to our growth. We're being extremely selective about who we hire, and our new career site at *http://jobs.xpologistics.com* has been designed to attract top-notch people who will thrive in our culture.

By year-end 2013, we expect to achieve an annual revenue run rate of more than $1 billion. And despite the investments this will take, we anticipate that the company will generate positive EBITDA by the fourth quarter of this year.

Collectively, our management and directors own more than half of XPO, and we're in agreement that the key to creating a dramatic increase in shareholder value is to drive customer satisfaction through the roof. We'll use this to leverage a favorable market trend: the increasing tendency of many shippers to use larger brokers who can find trucks even when capacity is tight.

XPO's current revenue run rate represents only about 1% of the $50 billion addressable market. Our goal is to attain 10% market share over the next several years and rise through the ranks as a leading freight management provider. Our company was the 17th largest freight brokerage firm in North America in 2012, from an unranked position in 2011. Our expedited division is already a top five provider, and our freight forwarding division is building business through a revitalized network.*

It's gratifying to know that our customers, carriers and shareholders are benefiting from our growth initiatives at such an early stage. This is the company we wanted to create from the outset – electrifying, driven, with the mindset of winners.

April 26, 2013



Bradley S. Jacobs
Chairman and Chief Executive Officer

* Sources: *Transport Topics* and *The Journal of Commerce*

XPOLogistics

XPO LOGISTICS, INC.

Five Greenwich Office Park
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 29, 2013

To the Stockholders of XPO Logistics, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of XPO Logistics, Inc. will be held on Wednesday, May 29, 2013 at 10:00 a.m., Eastern Daylight Time (EDT), at the Stamford Marriott Hotel & Spa, located at 243 Tresser Boulevard, Stamford, Connecticut 06901, for the following purposes as more fully described in the proxy statement:

- To elect two (2) members of our Board of Directors;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2013;
- To conduct an advisory vote to approve executive compensation; and
- To consider such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Only stockholders of record as of the close of business on April 5, 2013, the record date, are entitled to receive notice of, and to vote at, the annual meeting or any adjournment or postponement of the annual meeting.

Please note that, if you plan to attend the annual meeting in person, you will need to register in advance and receive an admission card to be admitted. Please follow the instructions on page 3 of the proxy statement.

Your vote is important. Whether or not you plan to attend the annual meeting in person, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

BY ORDER OF THE BOARD,



Gordon E. Devens
Senior Vice President,
General Counsel and Secretary

Greenwich, Connecticut
April 26, 2013

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 29, 2013

This Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2012 are available at www.edocumentview.com/XPO.

XPO LOGISTICS, INC.

Five Greenwich Office Park
Greenwich, Connecticut 06831

PROXY STATEMENT

This proxy statement sets forth information relating to the solicitation of proxies by the Board of Directors of XPO Logistics, Inc. ("XPO Logistics" or our "company") in connection with our company's 2013 annual meeting of stockholders or any adjournment or postponement of the annual meeting. The annual meeting will take place on May 29, 2013 at the Stamford Marriott Hotel & Spa, located at 243 Tresser Boulevard, Stamford, Connecticut 06901, at 10:00 a.m., Eastern Daylight Time.

This proxy statement and form of proxy were first sent on or about April 26, 2013, to our stockholders of record as of the close of business on Friday, April 5, 2013, the record date.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

What is the purpose of the annual meeting?

Our 2013 annual meeting will be held for the following purposes:

- To elect two (2) members of our Board of Directors for a term to expire in 2016 *(Proposal 1)*;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2013 *(Proposal 2)*;
- To conduct an advisory vote to approve executive compensation *(Proposal 3)*; and
- To consider such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

In addition, senior management of XPO Logistics and representatives of our outside auditor, KPMG LLP, will be available to respond to your questions.

Who can vote at the annual meeting?

You can vote at the annual meeting if, as of the close of business on Friday, April 5, 2013, the record date, you were a holder of record of our company's common stock or Series A Convertible Perpetual Preferred Stock (the "preferred stock"). As of the record date, there were issued and outstanding 18,152,929 shares of common stock, each of which is entitled to one vote on each matter to come before the annual meeting.

In addition, as of the record date there were issued and outstanding 74,275 shares of preferred stock. Each share of preferred stock is entitled to vote together with our common stock on each matter to come before the annual meeting as if the share of preferred stock were converted into shares of common stock as of the record date, meaning that each share of preferred stock is entitled to approximately 143 votes on each matter to come before the annual meeting. As a result, a total of 28,763,643 votes are eligible to be cast at the annual meeting based on the number of outstanding common stock and preferred stock, voting together, as a single class.

How many shares must be present to conduct business at the annual meeting?

A quorum is necessary to hold a valid meeting of stockholders. For each of the proposals to be presented at the annual meeting, the holders of shares of our common stock or preferred stock outstanding on April 5, 2013, the record date, representing 14,381,823 votes must be present at the annual meeting, in person or by proxy. If you vote – including by Internet, telephone or proxy card – your shares voted will be counted towards the quorum for the annual meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

How do I vote?

Registered Stockholders. If you are a registered stockholder (*i.e.*, you hold your shares in your own name through our transfer agent, Computershare Trust Company, N.A., referred to herein as "Computershare"), you may vote by proxy via the Internet, by telephone, or by mail by following the instructions provided on the proxy card. Stockholders of record who attend the annual meeting may vote in person by obtaining a ballot from the inspector of elections.

Beneficial Owners. If you are a beneficial owner of shares (*i.e.*, your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the vote instruction form or other materials provided to you by the brokerage firm, bank, or other nominee that holds your shares. To vote in person at the annual meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares.

XPO Logistics, Inc. ESOP Participants. If you participate in the XPO Logistics, Inc. Employee Stock Ownership Plan (the "Plan"), you may vote the number of shares of common stock credited to your Plan account as of 5:00 p.m. EDT on April 5, 2013, the record date, in the same manner as a registered stockholder. If you hold shares through the Plan and you do not provide clear voting instructions, the Plan's trustee, Horizon Trust and Management, will vote such shares in the same proportion that it votes shares for which it received valid and timely instructions.

Will my shares be voted if I do not provide voting instructions?

If you are a stockholder of record and you properly sign, date and return a proxy card, but do not indicate how you wish to vote with respect to a particular nominee or proposal, then your shares will be voted **FOR** the election of the two nominees for director named in "Proposal 1—Election of Directors," **FOR** "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2013," and **FOR** "Proposal 3—Advisory Vote to Approve Executive Compensation."

Under the rules of New York Stock Exchange ("NYSE"), brokerage firms have the authority to vote shares held for a beneficial owner on "routine" matters. Accordingly, if your shares are held of record by a brokerage firm and you do not provide the firm specific voting instructions, that firm will have the authority to vote your shares only with respect to the "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2013," but your shares will not be voted and will be considered broker non-votes with respect to all other proposals described in this proxy statement. We urge you to provide voting instructions so that your shares will be voted.

Can I change my vote after I have voted?

Yes, you may revoke your proxy and change your vote at any time before the final vote at the annual meeting. You may change your vote by voting again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the annual meeting will be counted), signing and returning a new proxy card with a later date, or attending the annual meeting and voting in person. However, your attendance at the annual meeting will not automatically revoke any prior proxy unless you vote again at the annual meeting or specifically request in writing that your prior proxy be revoked.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the annual meeting. If you are the beneficial owner of shares, please follow the voting instructions provided by your broker, trustee or other nominee.

What vote is required to elect directors or take other action at the annual meeting?

- ***Proposal 1*: Election of Two (2) Directors**. The election of the two (2) director nominees named in this proxy statement requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a plurality of the votes cast on the proposal at the annual meeting. This means that the two nominees will be elected if they receive more affirmative votes than any other person. You may not accumulate your votes for the election of directors. Brokers may not use discretionary authority to vote shares on the election of directors if they have not received specific instructions from their clients. For your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the annual meeting in accordance with their specific instructions.
- ***Proposal 2*: Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2013**. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013 requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on the proposal at the annual meeting.
- ***Proposal 3*: Advisory Vote to Approve Executive Compensation**. Advisory approval of the resolution on executive compensation requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on the proposal at the annual meeting.

In general, other business properly brought before the annual meeting requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on such matter at the annual meeting.

How does the Board of Directors recommend that I vote?

Our Board recommends that you vote your shares **"FOR"** each director nominee named in this proxy statement, **"FOR"** ratification of KPMG LLP as our independent registered public accounting firm, and **"FOR"** advisory approval of the resolution to approve executive compensation.

How will the persons named as proxies vote?

If you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board or, if no recommendation is given, in their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the annual meeting and will publish final results through a Current Report on Form 8-K to be filed with the Securities and Exchange Commission ("SEC") within four (4) business days after the annual meeting. The Current Report on Form 8-K will be available on the Internet at our website, www.xpologistics.com.

Do I need a ticket to attend the annual meeting?

Yes, you will need an admission card to enter the annual meeting. You may request tickets by providing the name under which you hold shares of record or, if your shares are held in the name of a bank, broker or other holder of record, the evidence of your beneficial ownership of the shares, the number of tickets you are requesting and your contact information. You can submit your request in the following ways:

- by sending an e-mail to annualmeeting@xpologistics.com; or
- by calling us toll-free at (855) XPO-INFO (855-976-4636).

Stockholders also must present a form of personal photo identification in order to be admitted to the annual meeting.

Who will pay for the cost of soliciting proxies?

We will pay for the cost of soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the annual meeting, and have agreed to pay them $9,500 plus their expenses for providing such services. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees, and other nominees for forwarding our proxy materials to each beneficial owner of common stock or preferred stock held of record by them.

What is "householding" and how does it affect me?

In accordance with notices to many stockholders who hold their shares through a bank, broker or other holder of record (a "street-name stockholder") and share a single address, only one copy of our proxy statement and 2012 annual report to stockholders is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this proxy statement and annual report may request a copy by contacting the bank, broker or other holder of record, or by sending a written request to: Investor Relations, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831 or by contacting Investor Relations by telephone at (855) XPO-INFO (855-976-4636). The voting instruction form sent to a street-name stockholder should provide information on how to request (1) householding of future company materials or (2) separate materials if only one set of documents is being sent to a household. A stockholder who would like to make one of these requests should contact us as indicated above.

INFORMATION REGARDING THE EQUITY INVESTMENT

At a special meeting of our stockholders on September 1, 2011, our stockholders approved the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors") and our company. On September 2, 2011, pursuant to the Investment Agreement, we issued to the Investors, for $75,000,000 in cash: (i) an aggregate of 75,000 shares of preferred stock, which are initially convertible into an aggregate of 10,714,286 shares of our common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of our common stock at an initial exercise price of $7.00 per share. We refer to this investment as the "Equity Investment." JPE is controlled by Bradley S. Jacobs, our Chairman of the Board and Chief Executive Officer. Each of our directors, other than Mr. Shaffer, invested, directly or indirectly, in our company pursuant to the Investment Agreement. In connection with the closing of the Equity Investment, we effected a four-for-one reverse split of our common stock on September 2, 2011. The share amounts and exercise prices set forth throughout this proxy statement reflect such four-for-one reverse stock split.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors

Our Board currently consists of seven members, as set forth in the table below. Upon the closing of the Equity Investment on September 2, 2011, our Board was reconstituted such that: (i) we had seven Board members, (ii) one of such directors was James J. Martell, our Chairman of the Board prior to the Equity Investment, (iii) the other six directors were designated by JPE (including Bradley S. Jacobs), (iv) each standing committee of our Board was reconstituted (as further described below) and (v) Bradley S. Jacobs became our Chairman of the Board.

Pursuant to the Investment Agreement, JPE has the right to designate for nomination by our Board a majority of the members of our Board so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 33% of the voting power of our capital stock on a fully-diluted basis, and has the right to designate for nomination by our Board 25% of the members of our Board so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 20% (but less than 33%) of the voting power of our capital stock on a fully-diluted basis. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company.

None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of the Investment Agreement.

Our Board is divided into three classes, each having three-year terms that expire in successive years. At the annual meeting, the terms of our Class III directors, Mr. G. Chris Andersen and Mr. Oren G. Shaffer, will expire. Upon the recommendation of our Nominating and Corporate Governance Committee, the Board has nominated each of Mr. Andersen and Mr. Shaffer to stand for re-election at the annual meeting, as set forth in Proposal 1 on page 44 of this proxy statement.

Our Board consists of an experienced group of business leaders, many of whom have served as executive officers or on boards and board committees of major companies and have extensive understanding of principles of corporate governance. Our directors also have broad corporate finance, capital markets and investment banking experience. Our directors have a strong owner orientation—approximately 53% of the voting power of our capital stock on a fully-diluted basis is held by our directors or entities or persons related to our directors (as of April 5, 2013).

Name	Age	Position	Director Class	Expiration of Term
Bradley S. Jacobs	56	Chairman of the Board and Chief Executive Officer	Class I	2014
G. Chris Andersen[(1)]	75	Director	Class III	2013
Michael G. Jesselson	61	Director	Class I	2014
Adrian P. Kingshott	53	Director	Class I	2014
James J. Martell	58	Director	Class II	2015
Jason D. Papastavrou	50	Director	Class II	2015
Oren G. Shaffer[(1)]	70	Director	Class III	2013

(1) Nominee for re-election to our Board at the annual meeting for a term expiring at the 2016 annual meeting

We have set forth below information regarding each of our directors, including the experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director. Our Nominating and Corporate Governance Committee and our Board believe that the experience, qualifications, attributes and skills of our directors provide us with the ability to address our evolving needs and represent the best interests of our stockholders.

Bradley S. Jacobs has served as our Chief Executive Officer and Chairman of the board of directors since September 2, 2011. Mr. Jacobs is also the managing director of Jacobs Private Equity, LLC, which is our largest stockholder. He has led two public companies: United Rentals, Inc., which he co-founded in 1997, and United Waste Systems, Inc., founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive officer. Mr. Jacobs is a member of the board of directors of the Beck Institute for Cognitive Behavior Therapy.

G. Chris Andersen has served as a director of the company since September 2, 2011. Mr. Andersen is the founder and a managing partner of G.C. Andersen Partners, LLC. Previously, Mr. Andersen served as vice chairman of PaineWebber, and as head of the Investment Banking Group at Drexel Burnham Lambert Incorporated. Mr. Andersen is the lead director for Terex Corporation. He is a member of the International Advisory Council of the Guanghua School of Management at Peking University; sits on the advisory board of the RAND Corporation's Center for Asia Pacific Policy; and is a director and member of the Executive Committee of Junior Achievement of New York. Mr. Andersen holds a master's degree from the Kellogg School of Management and is a chartered financial analyst.

Michael G. Jesselson has served as a director of the company since September 2, 2011. Mr. Jesselson has served as the president of Jesselson Capital Corporation since 1994. He is a longstanding director of American Eagle Outfitters, Inc. and serves as that company's lead independent director.

Adrian P. Kingshott has served as a director of the company since September 2, 2011. Mr. Kingshott has served as the chief executive officer of AdSon LLC since 2006 and an advisory director of Dominick & Dominick LLC since 2012. Previously, with Goldman Sachs, he served as co-head of the firm's Leveraged Finance business, among other positions. More recently, Mr. Kingshott was a managing director of Amaranth Advisors, LLC. He is an adjunct professor of Global Capital Markets at Fairfield University's Dolan School of

Business; and an adjunct professor of International Corporate Financial Management at Fordham University's School of Business. He holds a master of business administration degree from Harvard Business School and a master of jurisprudence degree from Oxford University. Mr. Kingshott is a member of the board of directors of Centre Lane Investment Corp.

James J. Martell has served as a director of the company since 2006. Mr. Martell has served as an independent operating executive with private equity companies, including Welsh, Carson, Anderson & Stowe, for companies in the transportation logistics sector and related industries since 2007. Previously, he was chief executive officer of SmartMail Services, Inc.; executive vice president of Americas for UTi Worldwide Inc.; and chief executive officer of Burlington Air Express Canada. Earlier, Mr. Martell held management positions with Federal Express Corporation and United Parcel Service, Inc. He currently serves as a director of Mobile Mini, Inc. and is a past chairman of the board of directors of Express-1 Expedited Solutions, Inc. In the past five years, Mr. Martell was a director of Priority Air Express, Mobil Storage Group and Vision Logistics Holding Corp. Mr. Martell is a member of the board of MyUS.com and P & S Transportation, Inc. Additionally, Mr. Martell is a director for Ozburn-Hessey Logistics LLC, 3PD, Inc., ProTrans International and Unitrans International Corporation. He holds a degree in business administration from Michigan Technological University.

Jason D. Papastavrou, Ph.D., has served as a director of the company since September 2, 2011. Dr. Papastavrou is the founder and chief investment officer of ARIS Capital Management, LLC and is the co-founder of Empiric Asset Management, LLC. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering, and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou serves on the board of directors of United Rentals, Inc.

Oren G. Shaffer has served as a director of the company since September 2, 2011. From 2004 to 2007, Mr. Shaffer was vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc.; executive vice president and chief financial officer of Ameritech Corporation; and held senior executive positions with Goodyear Tire & Rubber Company, where he also served on the board of directors. Mr. Shaffer is a director on the boards of Terex Corporation, Belgacom S.A. and Intermec, Inc., and serves on the supervisory board of Demag Cranes AG. He holds a master's degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.

Role of the Board and Board Structure

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, directors have full access to our management, internal and external auditors and outside advisors.

The positions of Chairman of the Board and Chief Executive Officer are both currently held by Mr. Jacobs. Our Board has not appointed a lead director. Our Board believes that this leadership model is currently appropriate in light of the following factors: our directors are stockholder-oriented and focused on the best interests of our stockholders due to their significant ownership of our securities; our independent directors meet regularly, and at least annually, in executive sessions without management present; the dual roles enable decisive leadership and ensure clear accountability; and our Board believes the dual roles function well for our company based on our current strategy and ownership structure.

Our Board held 12 meetings during 2012. In 2012, each person serving as a director attended at least 75% of the total number of meetings of our Board and any Board committee on which he served. The Board also acted eight times during 2012 via unanimous written consent.

Our directors are expected to attend the annual meeting. Any director who is unable to attend the annual meeting is expected to notify the Chairman of the Board in advance of the annual meeting. Each person who was then serving as a director attended the 2012 annual meeting of stockholders.

Board Risk Oversight

Management of the risks that we face in the conduct of our business is primarily the responsibility of our senior management team. However, our Board provides overall risk oversight with a focus on the most significant risks facing our company. Our senior management team periodically reviews with our Board any significant risks facing our company. Our Board has delegated responsibility for the oversight of specific risks to the committees of the Board as follows:

- *Audit Committee.* The Audit Committee oversees the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses with our management major financial risk exposures and the steps that management has taken to monitor and control these exposures. The Audit Committee also is responsible for reviewing risks arising from related party transactions involving our company and overseeing our company-wide Code of Business Conduct and Ethics and our Senior Officer Code of Business of Conduct and Ethics.
- *Compensation Committee.* The Compensation Committee monitors the risks associated with our compensation philosophy and programs.
- *Nominating and Corporate Governance Committee.* The Nominating and Corporate Governance Committee oversees risks related to our governance structure and processes.
- *Acquisition Committee.* The Acquisition Committee oversees risks related to the execution of our acquisition strategy.

Our board has assessed the risks that could arise from our employee compensation policies and does not believe that such policies are reasonably likely to have a materially adverse effect on our company.

Committees of the Board and Committee Membership

Our Board has established four separately designated standing committees to assist our Board in discharging its responsibilities: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Acquisition Committee. Our Board may eliminate or create additional committees as it deems appropriate. The charters for our Board committees are in compliance with applicable SEC rules and the NYSE Listed Company Manual. These charters are available at www.xpologistics.com. You may obtain a printed copy of any of these charters by sending a request to: Investor Relations, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.

Each committee of our Board is composed entirely of independent directors within all applicable standards (as further discussed below). Our Board's general policy is to review and approve committee assignments annually. The Nominating and Corporate Governance Committee is responsible, after consultation with our Chairman of the Board and Chief Executive Officer and consideration of appropriate member qualifications, to recommend to our Board for approval all committee assignments, including designations of the chairs. Each committee is also authorized to retain its own outside counsel and other advisors as it desires.

The following table sets forth the current membership of each of our Board's committees. The Audit Committee assignments have been in effect since September 2, 2011. The Acquisition Committee assignments have been in effect since January 16, 2012. The Compensation Committee and Nominating and Corporate Governance Committee assignments have been in effect since April 10, 2013.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Acquisition Committee
G. Chris Andersen		Chair		
Michael G. Jesselson	X		Chair	X
Adrian P. Kingshott	X		X	Chair
James J. Martell			X	
Jason D. Papastavrou	Chair	X		X
Oren G. Shaffer		X		

A brief summary of the committees' responsibilities follows:

Audit Committee. The Audit Committee assists our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our outside auditors and (v) the performance of our outside auditors and internal audit function. The Audit Committee met seven times during 2012. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years and is able to read and understand fundamental financial statements.

Compensation Committee. The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review the compensation of our executive management and annual bonus compensation, (iii) to review company contributions to qualified and non-qualified plans and (iv) to prepare any report on executive compensation required by SEC rules and regulations. The Compensation Committee met four times during 2012 and acted seven times via unanimous written consent.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to our Board concerning committee appointments, (iii) to develop, recommend to our Board and annually review the XPO Logistics, Inc. Corporate Governance Guidelines and oversee corporate governance matters and (iv) to oversee an annual evaluation of our Board and committees. The Nominating and Corporate Governance Committee met twice during 2012 and acted once via unanimous written consent.

Acquisition Committee. The Acquisition Committee is responsible for reviewing and approving acquisition, divestiture and related transactions proposed by our management in which the total consideration to be paid or received by us, for any particular transaction, does not exceed the limits that may be established by our Board from time to time. The Acquisition Committee met twice during 2012.

Director Compensation

The following table sets forth information concerning the compensation of all persons who served as a director of our company at any time during 2012.

2012 Director Compensation Table[1]

Name	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Total ($)
G. Chris Andersen[3]	$32,500	$41,850	$65,611	$139,961
Michael G. Jesselson[3]	$27,500	$41,850	$65,611	$134,961
Adrian P. Kingshott[3]	$27,187	$41,850	$65,611	$134,648
James J. Martell[4]	$20,000	$41,850	$65,611	$127,461
Jason D. Papastavrou[3]	$32,500	$41,850	$65,611	$139,961
Oren G. Shaffer[3]	$20,000	$41,850	$65,611	$127,461

(1) Compensation information for Mr. Jacobs, who is also a named executive officer of our company, is disclosed in this proxy statement under the heading "Executive Compensation—Compensation Tables."

(2) The amounts reflected in each respective column represent the aggregate grant date fair value of the awards made during 2012 and the incremental value of any awards modified during 2012, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation-Stock Compensation" ("ASC 718"). For a further discussion of the assumptions used in the calculation of the grant date fair values for each year, please see "Notes to Consolidated Financial Statements—Footnote No. 2 Basis of Presentation and Significant Accounting Policies—Stock-Based Compensation" and Footnote No. 8 Stock-Based Compensation of our company's Annual Report on Form 10-K for the year ended December 31, 2012. The values reported in the columns represent 8,000 stock options with an exercise price of $16.74 per share and 2,500 restricted stock units ("RSUs") granted to each of Messrs. Andersen, Jesselson, Kingshott, Martell and Shaffer and Dr. Papastavrou on December 11, 2012.

(3) As of December 31, 2012, each of Messrs. Andersen, Jesselson, Kingshott and Shaffer and Dr. Papastavrou held 16,000 stock options and 2,500 RSUs.

(4) As of December 31, 2012, Mr. Martell held stock options to purchase 91,000 shares of our common stock and 2,500 RSUs.

The compensation of our directors is subject to the approval of our Board, which is based, in part, on the review and recommendation of the Compensation Committee. Directors who are employees of our company receive no compensation for service as members of either our Board or its committees.

Following the closing of the Equity Investment, our Board was reconstituted and a new director compensation plan was developed and adopted by our Board, in consultation with Semler Brossy Consulting Group, LLC ("Semler Brossy") and upon the recommendation of our Compensation Committee. Under the current plan, each non-employee director receives a $20,000 annual cash retainer, payable quarterly in arrears. The chairpersons of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Acquisition Committee each receive an additional annual cash retainer of $12,500, $12,500, $7,500 and $7,500, respectively, payable quarterly in arrears. No fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. In addition to the annual cash retainers, on December 11, 2012, each non-employee director on our Board was granted 8,000 stock options and 2,500 RSUs. The December 11, 2012 awards of 8,000 stock options and 2,500 RSUs granted to each non-employee director are scheduled to vest on December 11, 2013 subject to each non-employee director continuing to serve as a director. Unvested stock options and RSUs will be forfeited upon termination of services for any reason. We also reimburse directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has been an officer or associate of our company. During our last completed fiscal year, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

Corporate Governance Guidelines and Codes of Ethics

Our Board is committed to sound corporate governance principles and practices. Our Board adopted the XPO Logistics, Inc. Corporate Governance Guidelines (the "Guidelines") on January 16, 2012. The Guidelines, which are in addition to the requirements of the SEC and the NYSE Listed Company Manual, serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and the annual evaluation of the effectiveness of our Board and its committees. The Nominating and Corporate Governance Committee of our Board is responsible to review annually, or more frequently as appropriate, the Guidelines and recommend to our Board appropriate changes in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Conduct and Ethics that applies to all directors and employees, including our senior management team. In addition, our Board adopted the Senior Officer Code of Business Conduct and Ethics, which is applicable exclusively to our senior management team. These codes are designed to deter wrongdoing, to promote the honest and ethical conduct of all employees and to promote compliance with applicable governmental laws, rules and regulations. The Senior Officer Code of Business Conduct and Ethics constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Senior Officer Code of Business Conduct and Ethics or waivers from any provision thereof applicable to our principal executive officer, our principal financial officer and principal accounting officer by posting such information on our website pursuant to SEC rules.

The Guidelines and our codes of ethics are available on our website at www.xpologistics.com. In addition, you may obtain a printed copy of the Guidelines and our codes of ethics, without charge, by sending a request to: Investor Relations, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.

Director Independence

Under the Guidelines, our Board is responsible to make independence determinations annually with the assistance of the Nominating and Corporate Governance Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A of the NYSE Listed Company Manual. Our Board has affirmatively determined that each person who served as a director during any part of 2012, except Mr. Jacobs, our Chairman of the Board and Chief Executive Officer, satisfies the independence standards under the Guidelines and the NYSE Listed Company Manual. In making its independence determinations, our Board considered certain ordinary course commercial relationships between our company and a company for which Mr. Martell served as a director. The aggregate amount paid by our company during 2012 with respect to these relationships was less than $10,000, and our Board concluded that Mr. Martell qualifies as an independent director under applicable standards notwithstanding such relationship.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards established by the SEC providing that, in order to qualify as "independent" for the purposes of membership on that committee, members of audit committees may not (1) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than their director compensation or (2) be an affiliated person of our company or any of its subsidiaries. The Board has also determined that each member of the Compensation Committee satisfies the newly-adopted NYSE standards for independence of Compensation Committee members, which become effective on July 1, 2013.

Director Selection Process

As provided in its charter, the Nominating and Corporate Governance Committee is responsible to recommend to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case after consultation with the Chairman of the Board and in accordance with our company's contractual obligations. Pursuant to the Investment Agreement, JPE has the contractual right based on its current securities ownership, as described above under "Directors," to designate for nomination by our Board a majority of the members of our Board. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating and Corporate Governance Committee considers, among other things, broad experience, financial expertise, wisdom, integrity, ability to make independent analytical inquiries, understanding of our company's business environment, relevant knowledge and experience in such areas as technology and marketing and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience, and viewpoints of Board members.

Subject to the contractual rights granted to JPE pursuant to the Investment Agreement, the Nominating and Corporate Governance Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate.

Our Board does not have a specific policy for consideration of nominees submitted by our stockholders due to the contractual rights granted to JPE pursuant to the Investment Agreement, as described above. However, our stockholders can nominate candidates for election as director by following the procedures set forth in our 2nd Amended and Restated Bylaws (our "bylaws"), which are summarized below. We did not receive any director nominees from our stockholders for the annual meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the Secretary of our company not less than ninety days or more than 180 days prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Secretary, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.

Stockholder Communication with the Board

Stockholders and parties interested in communicating with our Board, any Board committee, any individual director or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors c/o Secretary, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831. Please note that we will not forward communications that are spam, junk mail and mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements.

Stockholder Proposals for Next Year's Annual Meeting

As more specifically provided in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board or by a stockholder entitled to vote who has delivered proper notice to us not less than ninety days or more than 180 days prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. Accordingly, assuming that our 2014 annual meeting of stockholders is held on or after May 29, 2014, any stockholder proposal to be considered at the 2014 annual meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than December 2, 2013 nor later than February 28, 2014. Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request to: Secretary, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.

The foregoing requirements are separate from the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement for the 2014 annual meeting of stockholders. Stockholders interested in submitting a proposal for inclusion in our proxy materials for the 2014 annual meeting may do so by following the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To be eligible for inclusion in such proxy materials pursuant to such rule, stockholder proposals must be received by our Secretary not later than December 27, 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2012, we have not been a party to any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000 and in which any current director, executive officer, holder or more than five percent of our capital stock, or any member of the immediate family of the foregoing, had or will have a material interest.

Under its charter, the Audit Committee of our Board is responsible to review and approve or ratify any transaction between our company and a related person that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of April 5, 2013 by (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of April 5, 2013.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by the beneficial owner, but not those held by any other person, and which are exercisable or convertible within 60 days, have been exercised or converted.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Outstanding[1]	Shares of Preferred Stock Beneficially Owned[2]	Percentage of Class Outstanding
Beneficial Ownership of 5% or more				
Jacobs Private Equity, LLC	19,285,714[3]	51.5%	67,500	90.9%
Morgan Stanley[4] 1585 Broadway New York, NY 10036	1,835,760	10.1%	—	—
Wellington Management Co. LLP [5] 280 Congress Street Boston, MA 02210	1,481,926	8.2%	—	—
Westfield Capital Management Company, LP[6] 1 Financial Center Boston, MA 02111	1,391,778	7.7%	—	—
BAMCO INC.[7] 767 Fifth Avenue, 49th Floor New York, NY 10153	1,200,000	6.6%	—	—
The Vanguard Group[8] 100 Vanguard Blvd. Malvern, PA 19355	900,242	5.0%	—	—
Directors:				
G. Chris Andersen	81,927[9]	*	250	*
Michael G. Jesselson	309,965[10]	1.7%	725[11]	1.0%
Adrian P. Kingshott	96,214[12]	*	300	*
James J. Martell	302,183[13]	1.6%	725	1.0%
Jason D. Papastavrou	205,089[14]	1.1%	650[15]	*
Oren G. Shaffer	29,000[16]	*	—	—
Executive Officers:				
Bradley S. Jacobs+[17]	19,363,854	51.7%	67,500	90.9%
M. Sean Fernandez	64,715[18]	*	—	—
John J. Hardig	28,900[19]	*	—	—
Scott B. Malat	29,300[20]	*	—	—
Gordon E. Devens	55,000[21]	*	—	—
John D. Welch[22]	61,272[23]	*	—	—
Current Executive Officers and Directors as a Group (13 People)	20,618,424[24]	53.5%	70,150	94.4%

* Less than 1%

\+ Director and Executive Officer

(1) For purposes of this column, the number of shares of the class outstanding reflects the sum of (i) 18,152,929 shares of our common stock that were outstanding as of April 5, 2013, (ii) the number of shares of our common stock into which the outstanding shares of our preferred stock held by the relevant person, if any, were convertible on April 5, 2013, and (iii) the number of shares of our common stock, if any, which the relevant person could acquire on exercise of options or warrants on or before June 4, 2013.

(2) Each share of our preferred stock that was outstanding on April 5, 2013 has an initial liquidation preference of $1,000 per share and is convertible into approximately 143 shares of our common stock at an effective conversion price of $7.00 per share of our common stock. Our preferred stock votes together as a single class with our common stock on an as-converted basis, except with respect to certain matters that impact the rights of holders of our preferred stock, in which case our preferred stock votes separately as a single class.

(3) Consists of 9,642,857 shares of our common stock issuable upon the exercise of 9,642,857 warrants at an exercise price of $7.00 per share of common stock, and 9,642,857 shares of our common stock issuable upon conversion of 67,500 shares of our preferred stock.

(4) By Schedule 13G/A, dated April 8, 2013, filed by Morgan Stanley and Morgan Stanley Investment Management Inc. filing jointly, they reported that, as of March 29, 2013, they beneficially owned 1,835,760 shares with sole voting and sole dispositive power over such shares.

(5) By Schedule 13G/A, dated February 14, 2013, Wellington Management Company, LLP reported that, as of December 31, 2012, it beneficially owned 1,481,926 shares with shared power to vote over 1,368,852 of such shares and shared dispositive power over 1,481,926 of such shares.

(6) By Schedule 13G, dated February 8, 2013, Westfield Capital Management Company, LP reported that, as of December 31, 2012, it beneficially owned 1,391,778 shares with sole voting power over 873,122 of such shares and sole dispositive power over 1,391,778 of such shares.

(7) By Schedule 13G, dated February 14, 2013, filed by BAMCO, Inc., Baron Capital Group, Inc., Baron Small Cap Fund, and Ronald Baron filing jointly, reported that, as of December 31, 2012, they beneficially owned 1,200,000 shares with shared power to vote over 1,200,000 of such shares and shared dispositive power over 1,200,000 of such shares.

(8) By Schedule 13G, dated February 7, 2013, The Vanguard Group reported that, as of December 31, 2012, it beneficially owned 900,242 shares with sole voting power over 19,338 of such shares, sole dispositive power over 880,904 of such shares and shared dispositive power over 19,338 of such shares.

(9) Includes (i) 35,713 shares of our common stock issuable upon the exercise of 35,713 warrants at an exercise price of $7.00 per share of common stock, (ii) 35,714 shares of our common stock issuable upon conversion of 250 shares of our preferred stock and (iii) 8,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(10) Includes (i) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 3/12/84 Trust, of which Mr. Jesselson is a trustee, (ii) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 11/26/85 Trust, of which Mr. Jesselson is a trustee, (iii) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 3/31/87 Trust, of which Mr. Jesselson is a trustee, (iv) 10,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 6/30/93 Trust, of which Mr. Jesselson is a trustee, (v) 10,000 shares of our common stock owned by Mr. Jesselson's spouse, (vi) 103,572 shares of our common stock issuable upon the exercise of 103,572 warrants at an exercise price of $7.00 per share of our common stock, which warrants are beneficially owned by the Michael G. Jesselson 12/18/80 Trust and the Michael G. Jesselson 4/8/71 Trust, of which trusts Mr. Jesselson is the beneficiary, (vii) 21,322 shares of our common stock issuable upon the exercise of 21,322 warrants at an exercise price of $7.00 per share of our common stock, which warrants are beneficially owned by the Michael G. Jesselson and Linda Jesselson, Trustees UID 6/30/93 FBO Maya Ariel Ruth Jesselson, of which Mr. Jesselson is the beneficiary, (viii) 103,571 shares of our common stock issuable upon conversion of 725 shares of our preferred stock, which shares of our preferred stock are beneficially owned by the Michael G. Jesselson 12/18/80 Trust and the Michael G. Jesselson 4/8/71 Trust, of which trusts Mr. Jesselson is the beneficiary and (ix) 8,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(11) See clause (viii) of footnote (10).

(12) Includes (i) 42,857 shares of our common stock issuable upon the exercise of 42,857 warrants at an exercise price of $7.00 per share of our common stock, (ii) 42,857 shares of our common stock issuable upon conversion of 300 shares of our preferred stock and (iii) 8,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(13) Includes (i) 103,572 shares of our common stock issuable upon the exercise of 103,572 warrants at an exercise price of $7.00 per share of our common stock, (ii) 103,571 shares of our common stock issuable upon conversion of 725 shares of our preferred stock and (iii) 83,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(14) Includes (i) 1,375 shares of our common stock beneficially owned by the Brett A. Athans Declaration of Trust, of which Dr. Papastavrou is the trustee, (ii) 92,857 shares of our common stock issuable upon the exercise of 92,857 warrants at an exercise price of $7.00 per share of our common stock, which warrants are beneficially owned by Springer Wealth Management LLC, of which Dr. Papastavrou is the owner of 100% of the equity securities, (iii) 92,857 shares of our common stock issuable upon conversion of 650 shares of our preferred stock, which shares of preferred stock are beneficially owned by Springer Wealth Management LLC, of which Dr. Papastavrou is the owner of 100% of the equity securities and (iv) 8,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(15) See clause (iii) of footnote (14).

(16) Includes (i) 8,500 shares of our common stock issuable upon the exercise of 8,500 warrants at an exercise price of $7.00 per share of common stock and (ii) 8,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(17) Mr. Jacobs has indirect beneficial ownership of the shares of our common stock and our preferred stock beneficially owned by Jacobs Private Equity, LLC as a result of being the Managing Member of Jacobs Private Equity, LLC. See footnote (3). Also includes 50,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(18) Includes (i) 6,000 shares of our common stock issuable upon the exercise of 6,000 warrants at an exercise price of $7.00 per share of common stock and (ii) 11,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(19) Includes 10,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(20) Includes (i) 12,750 shares of our common stock issuable upon the exercise of 12,750 warrants at an exercise price of $7.00 per share of common stock and (ii) 5,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(21) Includes (i) 20,000 shares of our common stock issuable upon the exercise of 20,000 warrants at an exercise price of $7.00 per share of common stock and (ii) 25,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

(22) Mr. John D. Welch served as our Chief Financial Officer until February 13, 2012, and remained employed with our company until May 11, 2012. He is not currently an executive officer of our company.

(23) Includes (i) 2,368 shares of our common stock held through the XPO Logistics, Inc. Employee Stock Ownership Plan and (ii) 17,875 shares of our common stock issuable upon the exercise of options that were or became exercisable on or before June 4, 2012.

(24) Includes (i) 10,090,000 shares of our common stock issuable upon the exercise of 10,090,000 warrants at an exercise price of $7.00 per share of our common stock, (ii) 10,021,429 shares of our common stock issuable upon conversion of 70,150 shares of our preferred stock, and (iii) 251,000 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that during 2012, our officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive officer compensation programs are administered by the Compensation Committee of our Board (referred to as the "Committee" in this section). The primary purposes of the Committee are, among other things: (i) to assist our Board in fulfilling its responsibilities relating to the compensation of the Chief Executive Officer and the other executive officers of our company, (ii) to oversee the administration of our company's compensation plans, in particular its incentive compensation and equity-based plans, and (iii) to review and make recommendations to our Board concerning director compensation. During 2012, the Committee consisted of Mr. G. Chris Andersen (chair), Mr. Adrian P. Kingshott and Mr. Oren G. Shaffer. On April 10, 2013, upon the recommendation of the Nominating and Corporate Governance Committee of our Board, the Committee was reconstituted to consist of Messrs. Andersen and Shaffer and Dr. Jason D. Papastavrou.

For the fiscal year ended December 31, 2012, our "named executive officers" or "NEOs" were: Mr. Bradley S. Jacobs, Chairman and Chief Executive Officer (who we sometimes refer to in this section as our "CEO"); Mr. M. Sean Fernandez, Chief Operating Officer; Mr. John J. Hardig, Chief Financial Officer (who we sometimes refer to in this section as our "CFO"); Mr. Gordon E. Devens, Senior Vice President, General Counsel and Secretary; Mr. Scott B. Malat, Chief Strategy Officer; and Mr. John D. Welch, our former Chief Financial Officer (who we sometimes refer to in this section as our "former CFO"). Mr. Welch served as our Chief Financial Officer until February 13, 2012 at which time Mr. Hardig became our Chief Financial Officer. Mr. Welch remained an employee of our company in a non-executive capacity until May 11, 2012.

Our leadership team is implementing our three-part strategy for growth, which is to acquire non-asset based logistics businesses; open cold-start locations; and optimize our existing operations, acquired locations and new branches. This strategy leverages our company's strengths, including its management expertise, substantial liquidity and potential access to additional capital. In 2012, we acquired four logistics companies, opened 14 cold-starts, launched the first phase of our proprietary technology and established our national operations center in North Carolina, among other strategic accomplishments.

Philosophy and Objectives of Our Executive Compensation Program

Our philosophy on executive compensation is to align the interests of our executive management with the interests of our stockholders and to ensure that the total compensation paid to our executive officers is reasonable and competitive. The three key objectives of our executive compensation program are:

- *Align executive compensation with stockholder value.* Within our overall compensation strategy, we utilize long-term equity-based compensation and annual cash incentives to align financial interests and objectives of our NEOs with those of our stockholders.
- *Attract, retain and motivate high-performing executive talent.* We operate in a competitive employment environment and exceptional executive talent is essential to achieving our growth goals. The compensation offered to our NEOs is designed to attract and motivate the NEOs to maximize our performance and deliver on our long-term strategy.
- *Link pay to performance.* Our compensation program is designed to provide a strong correlation between the performance of the NEOs and the compensation they receive. We accomplish this linkage by including compensation elements that reward our NEOs based on their overall performance and are heavily weighted towards equity incentives to align value earned by executives with stockholder return.

2012 Say on Pay Vote

In 2012, we sought an advisory vote from our stockholders regarding our executive compensation program. More than 99% of votes cast supported the program. The Committee considers the results of the advisory vote as it completes its annual review of the pay program and the compensation packages provided to our NEOs. Given the significant level of stockholder support, the Committee determined not to make any changes as a result of the vote. The Committee will continue to consider the outcome of our say-on-pay votes and our stockholder views when making future compensation decisions for the NEOs.

Process for Determining Executive Compensation

The total compensation package for each of our NEOs reflects assessments of individual responsibilities, contributions to corporate performance and overall company success in reaching strategic goals. Our current executive compensation program is largely based on direct negotiations that took place with our new NEOs following the Equity Investment as we hired our new executive team in 2011 and early 2012.

Role of Compensation Committee

Pursuant to its charter, the Committee is responsible for administering our company's executive compensation program in a manner consistent with our compensation philosophy. The Committee is tasked with setting performance goals for NEOs and reviewing all other compensation and benefits for NEOs on an ongoing basis. The Committee acts independently, but works closely with our Board and the senior leadership team in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of Semler Brossy, as discussed further below.

During 2012, the Committee was comprised entirely of non-employee directors, none of whom has at any time been an officer or employee of our company. Further, our Board has determined that each member of the Committee is: (i) "independent" as defined under the newly-adopted NYSE standards for independence of Compensation Committee members under the NYSE Listed Company Manual, which become effective on July 1, 2013, (ii) a non-employee director for purposes of Rule 16b-3 of the Exchange Act, and (iii) an outside director for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee met four times during 2012 and acted seven times via unanimous written consent.

Role of Management

Executive management and the Committee work together to establish, review and evaluate compensation packages and policies. Executive management provides input into the design of our pay program and, in particular, Mr. Jacobs provides recommendations as to proposed compensation actions with respect to our executive team, other than with respect to his own compensation. However, the Committee carefully and independently reviews the recommendations of management, without members of management present, before making its final determination. We believe such a process ensures that our executive compensation program effectively aligns with our compensation philosophy.

Role of Independent Compensation Consultant

The Committee directly retained Semler Brossy as its independent advisor in the third quarter of 2011, shortly following the closing of the Equity Investment. Semler Brossy has supported the Committee in: developing a formal peer group; establishing our non-employee director compensation program; reviewing the reasonableness of the compensation packages for the NEOs and our other senior officers; making a recommendation as to an appropriate additional share request under our company's equity-based compensation plans; reviewing this Compensation Discussion and Analysis and the related tables and narratives; and general advice and support to the Compensation Committee and Committee Chair. At this time, Semler Brossy performs no work for management.

After taking into account Semler Brossy's (i) absence of relationships with management and the members of the Committee, (ii) internal policies and (iii) other information provided, the Committee determined that Semler Brossy's work did not raise any conflicts of interest.

Comparative Analysis

With the assistance of Semler Brossy, in early 2012, the Committee designated a formal peer group to support compensation decisions going forward. The peer group consists of companies in the logistics and distribution or trucking industries. The revenue of the peer companies generally is higher than our 2012 revenue, reflecting our anticipated growth as we execute our strategy. The peers represent most of our public competitors, so we monitor the structure of their pay programs, although the Committee does not target a specific percentile positioning against the peer group. Also, the Committee does not target a specific mix between cash and equity or short- and long-term compensation. The peer group consists of the following logistics and distribution or trucking companies:

Arkansas Best Corporation
C.H. Robinson Worldwide, Inc.
Con-way Inc.
Echo Global Logistics, Inc.
Forward Air Corporation
Hub Group, Inc.
J.B. Hunt Transport Services Inc.
Landstar System, Inc.
Old Dominion Freight Line, Inc.
Pacer International, Inc.
Park-Ohio Holdings Corp.
Roadrunner Transportation Systems, Inc.
Universal Truckload Services, Inc.

Principal Components of Compensation

Base Salary

Base salaries provide our NEOs with fixed cash compensation for service during the year, with consideration to the scope of each NEO's responsibilities, experience and other qualifications essential to his role. The Committee generally reviews base salaries annually and adjusts salary levels when it is deemed appropriate in relation to the other elements of the executive compensation package.

2012 Compensation Decisions: Annual base salaries for our named executive officers were set in accordance with their respective employment agreements and have not been increased from the rates specified in the agreements. Annual base salary rates as of December 31, 2012 were as follows: Mr. Jacobs, $495,000; Mr. Fernandez, $475,000; Mr. Hardig, $395,000; Mr. Devens, $300,000; and Mr. Malat, $300,000. Annual base salary for Mr. Welch at the time his employment ended was $180,000.

Annual Cash Incentive Bonuses

Our annual cash incentive bonus program is designed to motivate our NEOs to meet and exceed our annual operating and financial goals. The Committee establishes the specific strategic goals for our NEOs and determines achievement against the goals. The goals were determined to be challenging and require significant performance.

Pursuant to the terms of the employment agreements, each of our NEOs, other than Mr. Jacobs and Mr. Devens, is eligible to receive an annual cash incentive bonus targeted at 100% of his annual base salary, subject to the achievement of specified performance goals as determined by the Committee. Although Mr. Jacobs is eligible to receive a performance-based annual cash incentive award beginning in fiscal year 2012, his target award is not specified in his employment agreement and is determined by the Committee in its discretion. Mr. Devens is eligible to receive an annual cash incentive bonus targeted at between 40% to 100% of his annual base salary.

2012 Compensation Decisions: In January 2012, the Committee established for each person then serving as an executive officer of the company a target annual cash incentive award for 2012 (the "2012 Cash Incentive Awards") under the terms of our Amended and Restated 2011 Omnibus Incentive Compensation Plan (the "2011 Plan"), which was approved by our stockholders at the 2012 annual meeting of stockholders on May 31, 2012. The 2012 Cash Incentive Awards were designed to ensure that annual cash performance bonuses payable to our executive officers are not subject to tax-deductibility limitations pursuant to Section 162(m) of the Code. Pursuant to the terms of the 2012 Cash Incentive Awards, the Committee set specific annual performance goals and established an objective formula for calculating the amount of the target awards for participants. The performance goal adopted by the Committee under the 2012 Cash Incentive Awards was defined as our company's revenue for any two consecutive quarters in fiscal 2012 exceeding our company's revenue from the first two quarters of fiscal 2011, or $85.6 million. The following table sets forth the target awards established by the Committee under the 2012 Cash Incentive Awards, expressed as a percentage of salary and as a dollar amount, for each NEO.

NEO	Target Award (expressed as a percentage of current base salary)	Target Award (expressed as a dollar amount)
Bradley S. Jacobs	100%	$495,000
M. Sean Fernandez	100%	$475,000
Gordon E. Devens	100%	$300,000
Scott B. Malat	100%	$300,000

Mr. Hardig commenced employment as the company's Chief Financial Officer on February 13, 2012 and was eligible to receive an annual cash performance bonus for 2012 equal to 100% of the salary he received from the company during 2012, subject to achievement of performance goals established by the Committee.

In the event that the performance goal under the 2012 Cash Incentive Awards is satisfied, the Committee is responsible to determine the bonus award payable to a participant based on the achievement of individual or organizational goals, as determined by the Committee in its sole discretion. The Committee retains absolute "negative discretion" to eliminate or reduce the amount of any award under the 2012 Cash Incentive Awards. The Committee certified that the performance target under the 2012 Cash Incentive Awards was achieved based on our revenue of $99.1 million in the first two quarters of 2012. The Committee believes the company performed well in 2012 and accomplished many but not all of its strategic objectives. Consistent with the company's previously announced strategy, our investments in people and technology resulted in a loss, as expected, that is fundamentally important to value creation. As a result, the Committee exercised its "negative discretion" and no bonuses were paid to our NEOs under the 2012 Cash Incentive Awards, except the Committee awarded Mr. Malat a cash bonus in the amount of $300,000 under the 2012 Cash Incentive Awards to recognize his contribution during 2012 to the development and execution of our strategic plan. The Committee also determined not to pay an annual cash performance bonus to Mr. Hardig for 2012.

Additionally, the Committee approved certain cash make-whole payments that were paid to our NEOs during 2012 pursuant to the terms of their employment agreements, as well as certain discretionary cash bonuses that were paid during 2012 with respect to service rendered during 2011. Messrs. Fernandez and Hardig received cash make-whole payments of $250,000 and $225,000, respectively, to compensate them for the benefits and payments forfeited upon departure from their prior employer. Mr. Malat received a cash make-whole payment of $250,000, which represents a discretionary bonus for services rendered by Mr. Malat from his start date through December 31, 2011 and also takes into consideration the benefits and payments Mr. Malat forfeited from his prior employer. Mr. Jacobs received a discretionary cash bonus of $163,625 for services rendered from his start date through December 31, 2011. Mr. Devens received a cash payment of $135,166 that includes a discretionary cash bonus of $19,166 for services rendered by Mr. Devens from his start date through December 31, 2011, as well as relocation payments due under the terms of his employment agreement.

Long-Term Incentive Program

Our NEOs may be awarded equity at the discretion of the Committee under the 2011 Plan. Equity awards are intended to further align the interests of our NEOs with the interests of our stockholders and emphasize long-term performance.

2012 Compensation Decisions: In connection with our hiring of Messrs. Jacobs and Hardig, we made equity grants during 2012 under the 2011 Plan, including stock options, RSUs and performance-based restricted stock units ("PRSUs"). The mix of specific equity-based grants varied among the NEOs based on their respective employment agreements, each of which was individually negotiated. As described in this proxy statement under the heading "Grants of Plan-Based Awards," the equity grants to Messrs. Jacobs and Hardig included PRSUs. These PRSUs are considered "qualified performance-based compensation" for purposes of Section 162(m) of the Code.

As specified in our NEOs' employment agreements, the Committee approved the following equity-based awards in 2012 for our NEOs: Mr. Jacobs – 160,000 PRSUs; Mr. Hardig – 50,000 stock options, 50,000 RSUs and 85,000 PRSUs. Additionally, Mr. Malat received 23,000 stock options and 3,191 RSUs in 2012 to recognize his individual performance. The specific terms of the 2012 equity-based awards are described in this proxy statement under the heading "Grants of Plan-Based Awards." Other than the foregoing grants made to Messrs. Jacobs, Hardig and Malat, we did not grant any equity awards to our NEOs during 2012.

The stock options and RSUs granted in 2012 generally vest in equal 20% increments each year beginning on September 2, 2012, subject to continued employment of the NEO with our company on each applicable vesting date. PRSUs generally vest on the same vesting schedule applicable to the stock options and RSUs, provided that the specified performance goal is achieved and subject to continued employment of the NEO with our company on each applicable vesting date. For PRSUs granted during 2012, the performance goal was defined as our company's revenue for any two consecutive quarters in fiscal 2012 exceeding our company's revenue from the first two quarters of fiscal 2011, or $85.6 million. Once the performance target is achieved, the PRSUs remain subject to continued time-based vesting as described above. The Committee certified that the performance target was achieved based on our revenue of $99.1 million in the first two quarters of 2012. These awards are described in more detail in the "Grants of Plan-Based Awards" table following this Compensation Discussion and Analysis and under the heading "Employment Agreements with Named Executive Officers".

Equity Granting Policy

All equity grants to executive officers are approved by the Committee with a grant date determined at the time of the approval. The Committee does not target a specific time during the year to make equity grants.

Benefits

Our NEOs are provided with benefits, including participation in the XPO Logistics, Inc. 401(k) Plan and insurance benefit programs that are offered to other eligible employees. In addition, our NEOs are entitled to reimbursement of ordinary business expenses. Our NEOs are not entitled to any additional perquisites.

Other Compensation-Related Items

Employment Agreements

We entered into an employment agreement with each of our NEOs at the time of engagement. Each employment agreement has a term through September 2, 2016 and expires at the end of the term without automatic renewal. We believe that it is in the best interests of our company to enter into multi-year employment agreements with our executive officers, because the agreements provide an incentive for long-term retention, while still allowing the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are discussed in the tables that follow this Compensation Discussion and Analysis and the narratives that follow such tables, and each agreement has been filed with the SEC and is available on our website or the SEC's website.

Clawback Provisions

Each of our NEOs, in his employment agreement, is covered by a clawback provision under which the NEO may be required, upon certain triggering events, to repay all or a portion of incentive compensation that was previously paid (including proceeds from previously-exercised and vested equity awards), and to forfeit unvested equity awards. These clawback provisions are generally triggered if the NEO has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatements or material loss to our company or any of our affiliates, if the NEO is terminated for Cause or in the event that the NEO breaches the restrictive covenants that are applicable under his employment agreement. To the extent that the rules to be promulgated by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in the employment agreements that are applicable to our NEOs, our NEOs will be subject to additional clawback provisions pursuant to such rules.

Equity Ownership Requirements

We believe that maintaining equity ownership in our company will help align our NEOs' interests with the interests of our stockholders. Accordingly, we have structured the equity grants to our NEOs to promote ownership in our company by adopting a multi-year vesting schedule. Our company does not presently have a stock ownership policy that is applicable to our NEOs, but the Committee may adopt such a policy in the future.

Tax Considerations

We generally structure our base salary and incentive compensation programs to maximize the deductibility of compensation under Section 162(m) of the Code, from and after the time that our compensation programs become subject to Section 162(m). However, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not tax deductible.

Conclusion

The Committee believes that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling our company to attract and retain talented executives. As such, we encourage our stockholders to support our company's advisory "say on pay" resolution, which is set forth in this proxy statement as Proposal 3. The Committee will continue to evolve and administer our compensation program in a manner that the Committee believes will be in the best interests of our stockholders.

Compensation Committee Report

The following statement made by our Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K as set forth above. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Compensation Committee:

G. Chris Andersen, Chair
Adrian P. Kingshott
Oren G. Shaffer

Compensation Tables

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning the total compensation awarded to, earned by, or paid to our Chief Executive Officer, Chief Financial Officer, former Chief Financial Officer, and three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, for the year ended December 31, 2012. Mr. John D. Welch served as our Chief Financial Officer during 2011 and until February 13, 2012, and remained employed with our company until May 11, 2012. This Summary Compensation Table is accompanied by an "All Other Compensation" Table, a "Grants of Plan-Based Awards" Table and additional narrative discussion as necessary to assist in the understanding of the information presented in each of such tables. The share amounts and exercise prices listed in the Summary Compensation Table and the other tables that follow, as well as the footnote and narrative disclosure to such tables, reflect a four-for-one reverse split of our common stock on September 2, 2011.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Bradley S. Jacobs[5]	2012	$495,000	—	$1,876,800	0	—	$ 2,000	$2,373,800
Chief Executive Officer	2011	$154,212	$163,625[6]	$ 464,000	$1,111,998	—	25,000	$1,918,835
and Chairman	2010	—	—	—	—	—	—	—
M. Sean Fernandez[7]	2012	$475,000	—	—	—	—	$252,000[8]	$ 727,000
Chief Operating Officer	2011	$ 63,942	—	$1,579,500	$ 277,750	—	$ 4,186	$1,925,378
	2010	—	—	—	—	—	—	—
John J. Hardig[9]	2012	$341,827	—	$1,902,150	$ 344,500	—	$267,536[10]	$2,856,013
Chief Financial Officer	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Scott B. Malat[11]	2012	$300,000	—	$ 52,747	$ 218,040	$300,000[12]	$ 5,335	$ 876,122
Chief Strategy Officer .	2011	$ 69,231	—	$ 931,875	$ 128,727	—	$250,000[13]	$1,379,833
	2010	—	—	—	—	—	—	—
Gordon E. Devens[14]	2012	$300,000	—	—	—	—	$118,000	$ 418,000
Senior Vice President	2011	$ 34,615	$ 19,166[6]	—	$ 586,250	—	$ 4,000	$ 644,031
and General Counsel	2010	—	—	—	—	—	—	—
John D. Welch[15]	2012	$ 69,231	—	—	—	—	$276,229	$ 345,460
Former Chief Financial	2011	$168,848	$ 23,700	—	$ 387,625	$ 26,300	$ 3,852	$ 610,325
Officer	2010	$130,000	$ 20,000	—	$ 27,500	$ 76,000	$ 2,900	$ 256,400

(1) For more information regarding payments reflected in this column, see the discussion in this proxy statement under the heading "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses." The amount paid to Mr. Jacobs for 2011 represents a discretionary cash bonus received in 2012 for services rendered in 2011. The amount paid to Mr. Devens for 2011 represents a discretionary cash bonus received in 2012 for services rendered in 2011. The amount paid to Mr. Welch for 2011 represents a discretionary bonus for his significant contributions to our company in connection with the Equity Investment.

(2) The amounts reflected in each respective column represent the aggregate grant date fair value of the awards made during each respective year and the incremental value of any awards modified during each respective year, as computed in accordance with ASC 718. For a further discussion of the assumptions used in the calculation of the grant date fair values for each year, please see "Notes to Consolidated Financial Statements—Footnote No. 2 Basis of Presentation and Significant Accounting Policies—Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2012. For further discussion of grants made in 2012, see the accompanying "Grant of Plan-Based Awards" Table. The values reported in the columns represent the following awards granted to our NEOs during 2012: Mr. Jacobs, 160,000 PRSUs; Mr. Hardig, 50,000 stock options, 50,000 RSUs and 85,000 PRSUs; and Mr. Malat, 23,000 stock options and 3,191 RSUs. For the PRSUs, the amounts reflected in the column represent the target level of performance, which is also the maximum level of performance.

(3) The amount reflected in this column for Mr. Malat represents a performance-based annual cash bonus award earned pursuant to our 2012 Cash Incentive Awards, which is described in more detail under the heading

"Compensation Discussion and Analysis—Annual Cash Incentive Bonuses." The amounts reflected in this column for Mr. Welch represent performance-based annual cash bonus awards earned pursuant to our Executive Annual Bonus Plan, which is described in more detail in the narrative following the "Summary Compensation Table" below.

(4) The components of "All Other Compensation" for 2012 are detailed below in the "All Other Compensation" Table.

(5) Mr. Jacobs was appointed our Chief Executive Officer and Chairman of the Board on September 2, 2011. Mr. Jacobs' annual base salary is $495,000. Mr. Jacobs did not receive any additional compensation for his services as a board member.

(6) Represents a discretionary cash bonus received in 2012 for services rendered in 2011.

(7) Mr. Fernandez commenced employment as our Chief Operating Officer on November 7, 2011. Mr. Fernandez's annual base salary is $475,000.

(8) Includes a cash make-whole payment in the amount of $250,000 paid pursuant to Mr. Fernandez's employment agreement to compensate him for the benefits and payments forfeited upon departure from his prior employer.

(9) Mr. Hardig commenced employment as our Chief Financial Officer on February 13, 2012. Mr. Hardig's annual base salary is $395,000.

(10) Includes a cash make-whole payment in the amount of $225,000 paid pursuant to Mr. Hardig's employment agreement to compensate him for the benefits and payments forfeited upon departure from his prior employer.

(11) Mr. Malat commenced employment as our Senior Vice President–Strategic Planning on October 20, 2011. On July 9, 2012, Mr. Malat's title was changed to Chief Strategy Officer. Mr. Malat's annual base salary is $300,000.

(12) Represents a performance-based cash bonus in the amount of $300,000 paid in 2012 under the terms of the 2012 Cash Incentive Awards.

(13) Represents a cash make-whole payment of $250,000, which reflects a discretionary bonus for services rendered by Mr. Malat from his start date through December 31, 2011 and also takes into consideration the benefits and payments Mr. Malat forfeited from his prior employer. The payment was received in 2012 for services rendered in 2011.

(14) Mr. Devens commenced employment as our Senior Vice President and General Counsel on November 14, 2011. Mr. Devens' annual base salary is $300,000.

(15) Mr. John D. Welch served as our Chief Financial Officer from January 1, 2011 to February 13, 2012, and remained an employee of our company in a non-executive capacity until May 11, 2012. Prior to January 1, 2011, Mr. Welch served as our Interim Chief Financial Officer from April 19, 2010 to December 31, 2010 and as our Corporate Controller prior to that appointment. Mr. Welch's annual base salary was $130,000 from January 1, 2011 to March 25, 2011, $160,000 from March 16, 2011 to September 1, 2011 and increased to $180,000 as of September 2, 2011 in connection with the closing of the Equity Investment.

We compensate our NEOs pursuant to the terms of their respective employment agreements, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our NEOs' employment agreements, see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers." In 2012, our NEOs' salaries and bonuses represented the following approximate percentages of their total compensation: Mr. Jacobs, 20.9%; Mr. Hardig, 12.0%; Mr. Devens, 71.8%; Mr. Fernandez, 65.3%; Mr. Malat, 34.2%; and Mr. Welch, 20.0%. Since 2012 continued to be a transition year for us and some of our new NEOs did not commence employment with us until the end of 2011 or the first quarter of 2012, we do not believe that the 2012 percentages are necessarily indicative of the proportion of salaries and bonuses as compared to total compensation of our new NEOs going forward.

In addition to a base salary, Mr. Welch was eligible for a performance-based annual bonus for fiscal years 2010 and 2011. The annual bonus is designed to motivate individual and team performance in attaining the current year's performance goals and business objectives. Annual bonus payouts are based on the achievement of performance targets established by the Committee. Based on achievement of performance goals set by the

Committee for 2011, Mr. Welch earned an annual cash incentive bonus of $26,300. None of our NEOs were eligible to earn a performance-based annual cash bonus during 2011, because they did not commence employment until on or after the closing of the Equity Investment. No performance-based annual cash bonuses were paid to our NEOs during 2012, except the Committee awarded Mr. Malat a performance-based cash bonus in the amount of $300,000 under the terms of the 2012 Cash Incentive Awards to recognize his contribution during 2012 to the development and execution of our strategic plan. For additional details regarding the 2012 annual cash incentive bonus, see the discussion in this proxy statement under the heading "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses."

All Other Compensation Table

The following table outlines the amounts included in the "All Other Compensation" column in the Summary Compensation Table for our NEOs in 2012:

Name and Principal Position	Year	Matching Contributions to 401(k) Plan ($)[1]	Perquisites and Other Personal Benefits ($)	Total ($)
Bradley S. Jacobs	2012	$2,000	$ —	$ 2,000
Chief Executive Officer and Chairman	2011	$ —	$ 25,000[2]	$ 25,000
	2010	$ —	$ —	$ —
M. Sean Fernandez	2012	$2,000	$250,000[3]	$252,000
Chief Operating Officer	2011	$ —	$ 4,186[4]	$ 4,186
	2010	$ —	$ —	$ —
John J. Hardig	2012	$2,000	$265,536[5]	$267,536
Chief Financial Officer	2011	$ —	$ —	$ —
	2010	$ —	$ —	$ —
Scott B. Malat	2012	$2,000	$ 3,335	$ 5,335
Chief Strategy Officer	2011	$ —	$250,000[6]	$250,000
	2010	$ —	$ —	$ —
Gordon E. Devens	2012	$2,000	$116,000[7]	$118,000
Senior Vice President and General Counsel	2011	$ —	$ 4,000[7]	$ 4,000
	2010	$ —	$ —	$ —
John D. Welch	2012	$ 998	$275,231[8]	$276,229
Former Chief Financial Officer	2011	$3,127	$ 725[9]	$ 3,852
	2010	$1,900	$ 1,000	$ 2,900

(1) Amounts in this column represent matching contributions made by us to our company's 401(k) plan. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company.

(2) Represents reimbursement for attorney's fees incurred in connection with the negotiation of Mr. Jacobs' employment agreement with our company.

(3) Includes a cash make-whole payment in the amount of $250,000 paid pursuant to Mr. Fernandez's employment agreement to compensate him for the benefits and payments forfeited upon departure from his prior employer.

(4) Represents reimbursement of (1) $1,746 for attorney's fees incurred in connection with the negotiation of Mr. Fernandez's employment agreement with our company and (2) $2,440 for COBRA premiums payable to his former employer.

(5) Includes a cash make-whole payment in the amount of $225,000 paid pursuant to Mr. Hardig's employment agreement to compensate him for the benefits and payments forfeited upon departure from his prior employer. Also includes payments for commuting, relocation and COBRA due under the terms of Mr. Hardig's employment agreement.

(6) Represents a cash make-whole payment of $250,000, which reflects a discretionary bonus for services rendered by Mr. Malat from his start date through December 31, 2011 and also takes into consideration the benefits and payments Mr. Malat forfeited from his prior employer.

(7) Represents relocation payments due under the terms of Mr. Devens' employment agreement.

(8) Represents severance payment of $275,000 and a $231 payment for cell phone charges.

(9) Represents reimbursement of $623 for cell phone charges and $102 for company-paid life insurance.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards Table accompanies the Summary Compensation Table and provides additional detail regarding grants of equity and non-equity awards under our 2011 Plan and 2012 Cash Incentive Awards as well as other compensation arrangements made during 2012:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]						
Name and Principal Position	**Grant Date[1]**	**Approval Date[1]**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units[4] (#)**	**All Other Option Awards: Number of Securities Underlying Options[5] (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards[6]**
Bradley S. Jacobs	1/5/2012	1/5/12	—	—	—	—	160,000	—	—	—	—	$1,876,800
Chief Executive Officer and Chairman	—	—	—	495,000	—	—	—	—	—	—	—	—
M. Sean Fernandez	—	—	—	475,000	—	—	—	—	—	—	—	—
Chief Operating Officer												
John J. Hardig	2/13/2012	2/13/2012	—	—	—	—	—	—	—	50,000	$14.09	$ 344,500
Chief Financial	2/13/2012	2/13/2012	—	—	—	—	85,000	—	—	—	—	$1,197,650
Officer	2/13/2012	2/13/2012	—	—	—	—	—	—	50,000	—	—	$ 704,500
	—	—	—	395,000	—	—	—	—	—	—	—	—
Scott B. Malat	3/5/2012	3/5/12	—	—	—	—	—	—	—	23,000	$18.07	$ 218,040
Chief Strategy	5/16/2012	5/16/12	—	—	—	—	—	—	3,191	—	—	$ 52,747
Officer	—	—	—	300,000	—	—	—	—	—	—	—	—
Gordon E. Devens	—	—	—	300,000	—	—	—	—	—	—	—	—
Senior Vice President and General Counsel												
John D. Welch	—	—	—	—	—	—	—	—	—	—	—	—
Former Chief Financial Officer												

(1) As described in this proxy statement under the heading "Compensation Discussion and Analysis," we granted equity awards during 2012 to three of our NEOs. We granted an equity award to Mr. Jacobs on January 5, 2012 pursuant to his employment agreement. We granted an equity award to Mr. Hardig at the time we entered into an employment agreement with him. We granted an equity award to Mr. Malat on March 5, 2012 and another equity award to Mr. Malat on May 16, 2012. All stock options, RSUs and PRSUs granted to our NEOs were granted under the 2011 Plan.

(2) Pursuant to the 2011 Plan, in no event will the amount paid to any eligible employee pursuant to an annual cash incentive award exceed $5,000,000 per person.

(3) Awards in these columns consist of PRSUs. The PRSUs do not have threshold or maximum amounts.

(4) Awards in this column consist of RSUs.

(5) Awards in this column consist of employee stock options.

(6) Amounts represent the grant date fair value of equity awards made in 2012, as computed in accordance with ASC 718.

Since the predetermined performance goal was satisfied, the performance-based restricted stock units granted to Mr. Jacobs vest in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries subject to Mr. Jacobs' continued employment.

The stock options granted to Mr. Hardig vest in five equal annual installments beginning on September 2, 2012. Since the predetermined performance goal was satisfied, the performance-based restricted stock units granted to Mr. Hardig vest in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries subject to Mr. Hardig's continued employment. The time-based restricted stock units granted to Mr. Hardig vest in equal annual installments of 20% each beginning on September 2, 2012 and continuing on the first, second, third and fourth anniversaries subject to Mr. Hardig's continued employment.

The stock options and RSUs granted to Mr. Malat will vest on September 2, 2016 subject to Mr. Malat's continued employment.

The vesting of awards may, in certain instances, be accelerated upon certain events. See the discussions in this proxy statement under the headings "Compensation Discussion and Analysis" and "Employment Agreements with Named Executive Officers" for the principal terms of our NEOs' employment agreements.

For additional information relevant to the awards that are shown in the above table (including a discussion of the performance criteria established and the actual payouts, if applicable, under such awards), please see the discussions in this proxy statement under the headings "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses," "Compensation Discussion and Analysis—Long-Term Incentive Program" and "Employment Agreements with Named Executive Officers."

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2012:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Bradley S. Jacobs Chief Executive Officer and Chairman	50,000		200,000(2)	$9.28	11/21/2021			168,000(3)	$2,919,840
M. Sean Fernandez Chief Operating Officer	11,000		44,000(2)	$10.53	11/7/2021			120,000(4)	$2,085,600
John J. Hardig Chief Financial Officer	10,000		40,000(2)	$14.09	2/13/2022			108,000(5)	$1,877,040
Scott B. Malat Chief Strategy Officer	5,000		20,000(2) 23,000(7)	$10.65 $18.07	10/21/2021 3/5/2022			73,191(6)	$1,272,060
Gordon E. Devens Senior Vice President and General Counsel	25,000		100,000(2)	$9.79	11/14/2021			—	—
John D. Welch Former Chief Financial Officer	2,500 2,875 12,500			$5.92 $3.92 $5.80	2/7/2017 1/16/2018 3/2/2020				

(1) Amounts in this column have been calculated using an assumed stock price of $17.38, the closing price of our common stock on December 31, 2012, the last business day of our fiscal year 2012.

(2) These stock options vest in equal installments of 25% per year on each of September 2, 2013, 2014, 2015 and 2016.

(3) Consists of (i) 40,000 RSUs, of which 10,000 will vest on each of September 2, 2013, 2014, 2015 and 2016 and (ii) 128,000 PRSUs, of which 32,000 will vest on each of September 2, 2013, 2014, 2015 and 2016, subject to continued employment by Mr. Jacobs on each vesting date. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(4) Consists of (i) 50,000 RSUs, of which 12,500 will vest on each of September 2, 2013, 2014, 2015 and 2016 and (ii) 70,000 PRSUs, of which 17,500 will vest on each of September 2, 2013, 2014, 2015 and 2016, subject to continued employment by Mr. Fernandez on each vesting date. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(5) Consists of (i) 40,000 RSUs, of which 10,000 will vest on each of September 2, 2013, 2014, 2015 and 2016 and (ii) 68,000 PRSUs, of which 17,000 will vest on each of September 2, 2013, 2014, 2015 and 2016, subject to continued employment by Mr. Hardig on each vesting date. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(6) Consists of (i) 56,000 RSUs, of which 14,000 will vest on each of September 2, 2013, 2014, 2015 and 2016; (ii) 3,191 RSUs which vest in full on September 2, 2016; and (iii) 14,000 PRSUs, of which 3,500 will vest on each of September 2, 2013, 2014, 2015 and 2016, subject to continued employment by Mr. Malat on each vesting date. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(7) These stock options vest in full on September 2, 2016.

Options Exercised and Stock Vested

The following table sets for the stock options that were exercised by our NEOs and the restricted stock units that vested for our NEOs during 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bradley S. Jacobs	—	—	42,000	596,820
M. Sean Fernandez	—	—	30,000	426,300
John J. Hardig	—	—	27,000	383,670
Scott B. Malat	—	—	17,500	248,675
Gordon E. Devens	—	—	—	—
John D. Welch	—	—	—	—

There were no stock option exercises by our NEOs during 2012. There were no stock option exercises or stock-based awards vesting after December 31, 2012 through the date of this proxy statement.

Estimated Executive Benefits and Payments Upon Termination or Change of Control

The following table reflects the amounts of compensation that would be due to each of our NEOs (other than Mr. Welch) pursuant to their respective employment agreements upon termination without Cause, termination for Good Reason, termination with cause, voluntary termination without Good Reason, a change of control, termination following a change of control and, in the event of a termination due to disability or death of the executive, as if each such event had occurred on December 31, 2012. For a discussion of the terms of each of our NEO's employment agreements as in effect on December 31, 2012, please see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers." The amounts shown below are estimates of the payments that each NEO (other than Mr. Welch) would receive in certain instances. The actual amounts payable will only be determined upon the actual occurrence of any such event. The amounts shown for Mr. Welch are based on the amounts actually paid to Mr. Welch in connection with his separation from our company on February 13, 2012 as the Company's Chief Financial Officer. Mr. Welch continued to work with the Company in a non-executive role until May 11, 2012. For a discussion of the relevant terms of Mr. Welch's employment agreement, as in effect on February 13, 2012, please see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers."

Event	Bradley S. Jacobs	M. Sean Fernandez	John J. Hardig	Scott B. Malat	Gordon E. Devens	John D. Welch[1]
Termination without Cause or for Good Reason:						
Cash severance[2][3]	$ 990,000	$ 950,000	$ 900,000	$ 300,000	$ 300,000	—
RSUs	*$ 57,145*	*$ 71,432*	*$ 57,145*	*$ 80,000*	—	—
PRSUs	*$ 182,855*	*$ 99,987*	*$ 97,137*	*$ 20,004*	—	—
Options	*$ 133,148*	*$ 24,770*	*$ 10,818*	*$ 11,064*	*$ 62,382*	
Acceleration of equity-based awards[4]	$ 373,148	$ 196,189	$ 165,100	$ 111,064	$ 62,382	—
Continuation of medical / welfare benefits[5]	$ 6,586	$ 6,586	$ 5,320	$ 6,586	$ 6,586	—
Other[6]	—	—	—	—	—	—
Total	***$1,369,734***	***$1,152,775***	***$1,070,420***	***$ 417,655***	***$ 368,968***	—
Termination without Cause or for Good Reason, Fully Extended Non-Compete[6]:						
Cash severance[2][3]	$1,980,000	$1,900,000	$1,800,000	$ 900,000	$ 900,000	—
RSUs	*$ 57,145*	*$ 71,432*	*$ 57,145*	*$ 80,000*	$ —	—
PRSUs	*$ 182,855*	*$ 99,987*	*$ 97,137*	*$ 20,004*	$ —	—
Options	*$ 133,148*	*$ 24,770*	*$ 10,818*	*$ 11,064*	*$ 62,382*	
Acceleration of equity-based awards[4]	$ 373,148	$ 196,189	$ 165,100	$ 111,064	$ 62,382	—
Continuation of medical / welfare benefits[5]	$ 6,586	$ 6,586	$ 5,320	$ 6,586	$ 6,586	—
Other	—	—	—	—	—	—
Total	***$2,359,734***	***$2,102,775***	***$1,970,420***	***$1,017,655***	***$ 968,968***	—
Termination for Cause or Voluntary Termination without Good Reason:						
Cash severance	—	—	—	—	—	—
Acceleration of equity-based awards	—	—	—	—	—	—
Continuation of medical / welfare benefits	—	—	—	—	—	—
Total	—	—	—	—	—	—
Disability:						
Cash severance[2][7]	$ 990,000	$ 950,000	$ 900,000	$ 300,000	$ 300,000	—
Acceleration of equity-based awards[4]	$4,539,840	$2,387,000	$2,008,640	$1,351,200	$ 759,000	—
Continuation of medical / welfare benefits[5]	$ 6,586	$ 6,586	$ 5,320	$ 6,586	$ 6,586	—
Total	***$5,536,426***	***$3,343,586***	***$2,913,960***	***$1,657,786***	***$1,065,586***	—
Death:						
Cash severance[2]	$ 990,000	$ 950,000	$ 900,000	$ 300,000	$ 300,000	—
Acceleration of equity-based awards[4]	$4,539,840	$2,387,000	$2,008,640	$1,351,200	$ 759,000	—
Continuation of medical / welfare benefits[5]	—	—	—	—	—	—
Total	***$5,529,840***	***$3,337,000***	***$2,908,640***	***$1,651,200***	***$1,059,000***	—
Change in Control and No Termination:						
Cash severance[2]	—	—	—	—	—	—
Acceleration of equity-based awards[4]	$4,539,840	$2,387,000	$2,008,640	$1,351,200	$ 759,000	—
Continuation of medical / welfare benefits[5]	—	—	—	—	—	—
Total	***$4,539,840***	***$2,387,000***	***$2,008,640***	***$1,351,200***	***$ 759,000***	—
Change in Control and Termination without Cause or for Good Reason:						
Cash severance[2]	$2,970,000	$2,850,000	$2,700,000	$1,800,000	$ 900,000	$275,000
Acceleration of equity-based awards[4]	$4,539,840	$2,387,000	$2,008,640	$1,351,200	$ 759,000	$ —
Continuation of medical / welfare benefits[5]	$ 19,758	$ 19,758	$ 15,960	$ 19,758	$ 19,758	$ —
Other	—	—	—	—	—	$ —
Total	***$7,529,598***	***$5,256,758***	***$4,724,600***	***$3,170,958***	***$1,678,758***	***$275,000***
Change in Control and Termination without Cause or for Good Reason, Fully Extended Non-Compete[6]:						
Cash severance[2]	$3,960,000	$3,800,000	$3,600,000	$2,400,000	$1,500,000	—
Acceleration of equity-based awards[4]	$4,539,840	$2,387,000	$2,008,640	$1,351,200	$ 759,000	—
Continuation of medical / welfare benefits[5]	$ 19,758	$ 19,758	$ 15,960	$ 19,758	$ 19,758	—
Other	—	—	—	—	—	—
Total	***$8,519,598***	***$6,206,758***	***$5,624,600***	***$3,770,958***	***$2,278,758***	—

(1) Amounts shown in this column include a cash severance payment.

(2) Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.

(3) In the event of a termination by our company without Cause or by any NEO for Good Reason prior to a change of control, cash severance payable to the NEO (other than Mr. Malat) will be reduced, dollar for dollar, by other income earned by such NEO.

(4) Amounts shown were calculated using the fair market value of unvested restricted stock units and the in-the-money value of unvested options based upon a stock price of $17.38 per share, our company's stock price as of December 31, 2012. The amounts shown for PRSUs have been estimated based on target levels. Although the PRSUs would no longer be subject to a continued service requirement upon the occurrence of the specified termination event, in the event of a termination by our company without Cause or by the NEO for Good Reason, the shares or cash subject to such awards would not be received by the NEO until the completion of the associated performance period based on our company's actual performance.

(5) The amounts of continued health and welfare benefits shown in the table (i) have been calculated based upon our current actual costs of providing the benefits and (ii) have not been discounted for the time value of money. Our current annual cost of providing health and welfare benefits to each of our eligible NEOs is as follows: Mr. Jacobs, $6,586; Mr. Hardig, $5,320; Mr. Devens, $6,586; Mr. Fernandez, $6,586; Mr. Malat, $6,586; and Mr. Welch, $2,280. In the case of our NEOs, in the event of a termination without Cause or for Good Reason prior to a Change of Control, continued medical and welfare benefits will cease when the NEO commences employment with a new employer.

(6) In the event of a termination by our company without Cause or by any NEO for Good Reason (either prior to or following a Change of Control), our company has the right to extend the period during which such NEO is bound by the non-competition covenant in his 2011 Employment Agreement (as defined below in the "Employment Agreements with Named Executive Officers" section) for up to two additional years. During the period the non-compete is extended, the NEO would be entitled to receive cash compensation equal to his monthly base salary as in effect on the date his employment terminated. Amounts included in the respective columns assume that the NEO will not be permitted to compete with our company for three years following his termination without Cause or for Good Reason.

(7) Cash severance payable to each of our NEOs in the event of a termination due to disability will be reduced, dollar for dollar, by any income or salary continuation paid to the NEO under any company plan or policy, except for Mr. Devens.

Each 2011 Employment Agreement, which is described in detail in this proxy statement under the heading "Employment Agreements with Named Executive Officers," generally provides that, in the event of a termination without Cause, for Good Reason or due to death or disability, cash severance payments and continued benefits will be made ratably over the two-year period (one-year period for Messrs. Devens and Malat) following the executive's termination (subject to any delays required pursuant to Section 409A of the Code). Generally, in the event of a termination in connection with a Change of Control, cash severance payments will be made in one lump sum (subject to any delays required pursuant to Section 409A of the Code). In addition, in the event of a termination without Cause or Good Reason, our NEOs will vest in a portion of their equity-based awards that were scheduled to vest on the next vesting date based on the number of days each NEO was employed during the period applicable to the current tranche, provided that performance-based restricted stock units will be subject to the achievement of any applicable performance goals. All equity-based awards granted to our NEOs will accelerate vesting in the event of a termination due to disability or death or upon a Change of Control. Other than in the event of the NEO's death or disability, the severance payments set forth in the table are generally subject to and conditioned upon the NEO signing an irrevocable waiver and release and continued compliance with certain restrictive covenants.

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers."

Employment Agreements with Named Executive Officers

In 2011, we entered into employment agreements with each of Messrs. Jacobs, Devens, Fernandez and Malat, which are generally similar to one another, but contain some distinctions as a result of arm's-length negotiations with each NEO (each, a "2011 Employment Agreement"). Although the Company entered into an employment agreement with Mr. Hardig effective February 3, 2012, for purposes of this proxy statement and due to the similarities with the other NEO employment agreements, Mr. Hardig's employment agreement is also considered a 2011 Employment Agreement. In connection with the Equity Investment, we also entered into an amendment to the existing employment agreement with Mr. Welch, dated as of July 18, 2011. The principal terms of the 2011 Employment Agreements and the amended employment agreement with Mr. Welch, each as in effect on December 31, 2012, are described below. Mr. Welch's amended employment agreement terminated upon his resignation for Good Reason on May 11, 2012. The material terms relevant to Mr. Welch's resignation are also described below.

2011 Employment Agreements

Term. Each 2011 Employment Agreement generally provides for the NEO's employment from his start date until September 2, 2016. Our NEOs' start dates are as follows: Mr. Jacobs, September 2, 2011; Mr. Hardig, February 13, 2012; Mr. Devens, November 14, 2011; Mr. Fernandez, November 7, 2011; and Mr. Malat, October 20, 2011. If a Change of Control (as defined in the Amended and Restated 2011 Omnibus Incentive Compensation Plan) occurs prior to September 2, 2016, the term of Mr. Jacobs' 2011 Employment Agreement will expire on the later of September 2, 2016 and the second anniversary of such Change of Control.

Salary, Annual Incentive Bonus and Make-Whole Payments. The 2011 Employment Agreements provide the annual base salary and target annual bonus amount for each NEO as set forth in the table below. The target annual bonus listed in the table below relates to fiscal years beginning in 2012.

2011 Employment Agreement Annual Base Salary and Target Annual Bonus

Named Executive Officer	Annual Salary	Target Annual Bonus
Mr. Bradley S. Jacobs	$495,000	To be determined by the Compensation Committee
Mr. M. Sean Fernandez	$475,000	100% of base salary
Mr. John J. Hardig	$395,000	100% of base salary
Mr. Scott B. Malat	$300,000	100% of base salary
Mr. Gordon E. Devens	$300,000	Between 40% and 100% of base salary

Mr. Hardig was granted a $225,000 cash make-whole payment under the terms of his 2011 Employment Agreement in order to compensate him for benefits and payments that he forfeited when he ceased employment with his former employer. Mr. Hardig's make-whole payment was paid on March 9, 2012. Mr. Fernandez was granted a $250,000 cash make-whole payment under the terms of his 2011 Employment Agreement in order to compensate him for benefits and payments that he forfeited when he ceased employment with his former employer. Mr. Fernandez's make-whole payment was paid on March 9, 2012. Mr. Malat received a cash make-whole payment of $250,000, which represents a discretionary bonus for services rendered by Mr. Malat from his start date through December 31, 2011 and also takes into consideration the benefits and payments Mr. Malat forfeited from his prior employer. Mr. Malat's make-whole payment was paid on March 9, 2012.

Initial Equity Incentive Awards. On November 21, 2011, with respect to Mr. Jacobs, and on each other NEO's start date, pursuant to the 2011 Employment Agreements, the Committee granted the following awards:

- Mr. Jacobs, 250,000 stock options and 50,000 RSUs;
- Mr. Fernandez, 55,000 stock options, 55,000 RSUs and 95,000 PRSUs;
- Mr. Hardig, 50,000 stock options, 50,000 RSUs and 85,000 PRSUs;
- Mr. Malat, 25,000 stock options, 70,000 RSUs and 17,500 PRSUs; and
- Mr. Devens, 125,000 stock options.

In January 2012, the Committee granted, pursuant to his 2011 Employment Agreement, 160,000 PRSUs to Mr. Jacobs.

The awards were made under the 2011 Plan and are subject to the terms of such plan. The RSUs and options vest, subject to the NEO's continued employment by our company on each vesting date, in five equal annual installments (other than Mr. Fernandez's RSUs) beginning on September 2, 2012 and on each of the following four anniversaries. With regard to Mr. Fernandez's RSUs, 5,000 vested on the first vesting date and 12,500 will vest on each of the following four vesting dates, subject to Mr. Fernandez's continued employment. PRSUs vest, subject to the achievement of performance goals determined by the Committee and the NEO's continued employment on each vesting date, in five equal annual installments (other than Mr. Fernandez's PRSUs) beginning on September 2, 2012 and on each of the following four anniversaries. With regard to Mr. Fernandez's PRSUs, 25,000 vested on the first vesting date and 17,500 will vest on each of the following four vesting dates, in each case, subject to the achievement of performance goals as determined by the Committee and Mr. Fernandez's continued employment. For additional details regarding the performance goals applicable to the PRSUs, see the discussion under the heading "Compensation Discussion and Analysis–Long-Term Incentive Program."

Pursuant to his 2011 Employment Agreement, any shares of our common stock issued to Mr. Jacobs upon exercise or vesting of any award granted under his 2011 Employment Agreement will be subject to a lock-up until the earliest of the first anniversary of the issuance of such shares, a Change of Control and termination of Mr. Jacobs' employment for any reason.

Benefits and Business Expense Reimbursement. Under the 2011 Employment Agreements, each of our NEOs is eligible to participate in our benefit plans and programs that are generally available to other members of our senior executive team and is eligible for reimbursement of all reasonable and necessary business expenses incurred in the performance of his duties during the term of his 2011 Employment Agreement.

Relocation and Housing Assistance. Pursuant to the 2011 Employment Agreements of Messrs. Devens and Hardig, the company provided the NEOs with relocation and housing assistance. Mr. Devens was eligible for an aggregate of $120,000 in relocation and housing assistance. Mr. Hardig is eligible to receive (i) reimbursement for commuting expenses up to $2,500 per month until he relocates his household and (ii) an aggregate of $20,000 in additional relocation and housing assistance.

Termination Events. Each 2011 Employment Agreement provides that we may terminate the NEO's employment during the term with or without Cause (as defined in the respective 2011 Employment Agreement) and the NEO may terminate his employment with or without Good Reason (as defined in the respective 2011 Employment Agreement). Other than in the event of the NEO's death or disability, the severance payments described below are subject to and conditioned upon the NEO (1) signing an irrevocable waiver and general release and (2) complying with the restrictive covenants contained in his 2011 Employment Agreement (as described below).

In the event that any of our NEOs dies or becomes disabled during the term of his employment agreement, or if we terminate the NEO's employment without Cause, or if he resigns for Good Reason (i) as it relates to Messrs. Jacobs, Hardig and Fernandez, either prior to a Change of Control (as defined in the 2011 Omnibus Incentive Compensation Plan) or more than two years following a Change of Control, or (ii) as it relates to Messrs. Devens and Malat, either prior to a Change of Control or more than one year following a Change of Control, such NEO will be entitled to:

- accrued and unpaid salary, bonus and vacation benefits;
- two years' base salary (for Messrs. Jacobs, Fernandez and Hardig) or one year's base salary (for Messrs. Devens and Malat), at the level in effect on the date of termination, which will be paid in equal installments over the 24 or 12 months, respectively, following the date of termination (subject to any delay required by Section 409A of the Code), which generally will be reduced, dollar-for-dollar, by other earned income; and
- medical and dental coverage for a period of 12 months from the date of termination, or, if earlier, until the NEO secures other employment.

If the NEO's employment is terminated during the term of his 2011 Employment Agreement as a result of death or disability, all of his unvested equity-based awards will automatically vest. In the event the NEO's employment is terminated either by our company without Cause or by him for Good Reason during the term of his 2011 Employment Agreement, a prorated portion of any unvested equity-based awards scheduled to vest on the next vesting date will vest (in the case of the PRSUs, subject to achievement of applicable performance goals), and the balance of any such equity-based awards will be forfeited upon the date of termination. If the NEO's employment is terminated by our company for Cause or he voluntarily resigns without Good Reason during the term of his 2011 Employment Agreement, he will forfeit any unvested equity-based awards.

"Cause," for purposes of the 2011 Employment Agreements, generally means the NEO's:

- willful misconduct or gross negligence in the performance of his duties;
- commission of any fraud, embezzlement, theft or any act of material dishonesty that is injurious to our company, or any deliberate misappropriation of money or other assets of our company;
- material breach of any term of his 2011 Employment Agreement or any agreement governing any equity-based awards or material breach of his fiduciary duties;
- any willful act, or failure to act, in bad faith to the material detriment of our company;
- willful failure to cooperate in good faith with a governmental or internal investigation if his cooperation is requested; and
- conviction of, or plea of nolo contendere to, a felony or any serious crime;

provided that, in cases where cure is possible, the NEO has a cure period of 15 days (with the exception of Mr. Jacobs, whose cure period is 30 days) before he can be terminated for Cause. Our NEOs are also generally subject to certain retroactive Cause provisions.

"Good Reason," for purposes of the 2011 Employment Agreements, generally means, without first obtaining the NEO's written consent:

- with regard to each NEO, our material breach of the terms of his 2011 Employment Agreement or a reduction in the base salary or, only with regard to Messrs. Jacobs and Hardig, a reduction in the amount of paid vacation to which the NEO is entitled or his fringe benefits or perquisites;
- (i) with regard to Mr. Jacobs, he fails to continue as our Chief Executive Officer; (ii) with regard to Messrs. Devens, Fernandez or Malat, we assign him to a position that is substantially inconsistent with his professional skills and experience level as of his start date; or (iii) with regard to Mr. Hardig, we diminish his duties or responsibilities in a material and negative manner;
- with regard to Messrs. Jacobs, Hardig and Malat, we require the NEO to be based in a location that is more than 50 miles from his initial work location; and
- with regard to Mr. Devens, we require the NEO to report to someone other than the Chief Executive Officer.

In each case, the NEO's Good Reason right is subject to our company's 30-day cure period.

Change of Control. Each 2011 Employment Agreement provides that, upon the occurrence of a Change of Control while the NEO is still employed by our company, all outstanding equity-based awards held by the NEO will automatically vest. In addition, with respect to Messrs. Jacobs, Hardig, Devens and Malat, if the NEO's employment is terminated without Cause within six months prior to, and in anticipation of, a Change of Control, then, all outstanding equity-awards held by the NEO immediately prior to such termination will be deemed to have vested as of such date of termination. In the event that, within a specified period following a Change of Control, Messrs. Jacobs', Hardig's, Devens', Fernandez's or Malat's employment is terminated by our company without Cause or such NEO resigns for Good Reason, he will receive:

- accrued and unpaid salary, bonus and vacation benefits;
- (i) a lump-sum cash payment equal to three times the sum of his annual base salary and target annual bonus (which, with regard to Mr. Jacobs, will be no less than 100% of his base salary), or (ii) with

regards to Mr. Devens, a lump-sum cash payment equal to three times the sum of his annual base salary, each at the level in effect on the date of termination (subject to any delay required by Section 409A of the Code);

- medical and dental coverage for a period of 36 months from the date of termination.

In order for Messrs. Jacobs, Hardig, Fernandez, Devens or Malat to receive the enhanced Change of Control severance payments and benefits described above, their employment would have to terminate within two years (one year for Messrs. Devens and Malat) following the Change of Control. In the event that any amounts payable to Messrs. Jacobs or Hardig in connection with a Change of Control constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, if it would be more favorable to Messrs. Jacobs or Hardig on a net after-tax basis. None of our NEOs is entitled to a gross-up payment for excise taxes imposed by Section 4999 of the Code on "excess parachute payments," as defined in Section 280G of the Code.

Clawbacks. Under the 2011 Employment Agreement, each of our NEOs is subject to equity and annual bonus clawback provisions in the event of (1) a breach of the restrictive covenants (with the exception of a violation of the non-disparagement covenant by Messrs. Jacobs or Hardig), (2) termination of his employment by our company for Cause or (3) any significant financial restatement or material loss to our company to which he has materially contributed due to fraud or willful misconduct. If any such event occurs, we generally may terminate or cancel any awards granted to such NEO by our company (whether vested or unvested), and require him to forfeit or remit to our company any amount payable (or the net after-tax amount paid or received by such NEO) in respect of any such awards. With respect to Messrs. Jacobs and Hardig, this clawback is limited to any shares (or the equivalent value in cash) required to be held by such NEO pursuant to any stock ownership guidelines that we may put in place, subject to a maximum of four times his base salary, as in effect on the date of termination. Furthermore, under the 2011 Employment Agreement, in the event that a NEO engages in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to our company, our company may generally require such NEO to repay any annual bonus (net of any taxes paid by him) previously paid to him, cancel any earned but unpaid annual bonus or adjust any future compensation such that he will only retain the amount that would have been payable to him after giving effect to the financial restatement or material loss. In addition, in the event that the NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company his severance payments. In certain circumstances, the breach or fraudulent conduct must have occurred within a certain period in order for us to be able to clawback the equity-based awards, annual bonus or severance payments.

Restrictive Covenants. Under the 2011 Employment Agreement, each of our NEOs is generally subject to the following restrictive covenants: employee and customer non-solicitation during his employment and for a period of three years thereafter; confidentiality and non-disparagement during his employment and thereafter; and non-competition during his employment and for a period of one year following termination by our company without Cause or by the NEO for Good Reason, for a period of one year following the expiration of the term of Mr. Hardig's 2011 Employment Agreement and for a period of three years following any other type of termination. In addition, we have the option to extend the non-competition period for up to two additional years following a termination by our company without Cause or by the NEO for Good Reason, provided that we continue to pay the NEO's base salary as in effect on the date of termination during the extended non-competition period. In addition, each of Messrs. Jacobs, Hardig, Devens and Fernandez has a mutual non-disparagement clause.

Mr. Welch's Resignation for Good Reason

Mr. John D. Welch's amended employment agreement (the "J. Welch Employment Agreement") provided for his continued employment until September 2, 2014, unless terminated earlier. Although Mr. Welch ceased being our Chief Financial Officer as of February 13, 2012, his employment continued to be governed by the terms of his amended employment agreement. The J. Welch Employment Agreement provided that Mr. Welch will receive an annual base salary of $180,000 and a target annual incentive bonus as determined by the Committee.

Pursuant to the J. Welch Employment Agreement, unvested options granted prior to June 13, 2011 and held by Mr. Welch as of the closing of the Equity Investment vested and became immediately exercisable on September 2, 2011. In addition, up to 1,250 shares of our common stock that may be issued to Mr. Welch upon exercise of any options that were granted to him prior to June 13, 2011 were subject to a lock-up until September 2, 2012.

Under the J. Welch Employment Agreement, if Mr. Welch's employment was terminated by our company without Cause (as defined in the J. Welch Employment Agreement), or if he resigned for Good Reason (as defined in the J. Welch Employment Agreement) within one year following a Change in Control (as defined in the J. Welch Employment Agreement), such as the Equity Investment, then Mr. Welch could receive:

- a lump-sum cash payment equal to the sum of (a) one year's base salary and (b) the greater of (1) his performance-based bonus payments for the year preceding the date of termination and (2) his average annual performance-based bonus during the two years immediately preceding the termination; and
- one year of continued benefits for Mr. Welch and his dependents under all health, dental, disability, accident and life insurance plans or arrangements in which he or his dependents were participating immediately prior to the date of his termination.

Mr. Welch became entitled to resign for Good Reason when Mr. John J. Hardig replaced him as our Chief Financial Officer on February 13, 2012. Mr. Welch informed us that he intended to exercise his Good Reason rights. Accordingly, Mr. Welch's employment with our company terminated on May 11, 2012, a mutually agreeable date, and he received the payments and benefits described above.

Under the J. Welch Employment Agreement, if Mr. Welch's employment was terminated due to death or by our company for Cause, he would have been entitled to payment of base salary through the date of death or termination of employment. If his employment was terminated due to disability, he would have been able to continue to receive his base salary for 90 days from the date on which the disability was deemed to have occurred. If, prior to a Change in Control, Mr. Welch's employment was terminated by our company other than for Cause, he would have been able to continue to receive his base salary for the one-year period following such termination.

Mr. Welch is subject to certain restrictive covenants regarding competition, solicitation, interference, confidentiality and disparagement pursuant to the terms of the J. Welch Employment Agreement. The non-competition, customer non-solicitation and non-interference covenants apply during his employment and for the three-year period following the termination of his employment, the employee non-solicitation covenant applies during his employment and for the five-year period following the termination of his employment and the confidentiality and non-disparagement covenants apply during his employment and at all times thereafter.

Pursuant to the J. Welch Employment Agreement, Mr. Welch received a grant of options to purchase 43,750 shares of company common stock on July 22, 2011, with an exercise price per share of $16.92, the closing price per share of company common stock on such date, adjusted to reflect our four-for-one reverse stock split that occurred in September 2011. The stock options were granted under our Amended and Restated 2001 Stock Option Plan and are generally subject to the terms of such plan. The options would have vested, subject to Mr. Welch's continued employment with our company, in three equal annual installments beginning on September 2, 2012 and each of the following two anniversaries. All such stock options were forfeited upon termination of Mr. Welch's employment on May 11, 2012.

The following definitions apply to the amended employment agreement with Mr. Welch.

"Cause", for purposes of the amended employment agreement, generally means:

- material violation of any of the provisions of his employment agreement, or the rules, policies, and/or procedures of our company, or commission of any material act of fraud, misappropriation, breach of fiduciary duty or theft against or from our company;
- violation of any law, rule or regulation of a governmental authority or regulatory body with jurisdiction over our company or him relative to his conduct in connection with our company's business or its securities; or
- conviction of a felony under federal or state laws.

"Good Reason", for purposes of the amended employment agreement, will exist if, without the executive officer's express written consent, our company:

- assigns him duties of a non-executive nature or for which he is not reasonably equipped by his skills and experience or when we replaced him as Chief Financial Officer;
- reduces his salary, or materially reduces the amount of paid vacations to which he is entitled, or his fringe benefits and perquisites;
- requires him to relocate his principal business office or his principal place of residence greater than 50 miles outside of St. Joseph, Michigan, or assigns him duties that would reasonably require such relocation;
- requires him or assigns him duties that would reasonably require him to spend more than 60 normal working days away from the St. Joseph, Michigan area during any consecutive 12-month period;
- fails to provide office facilities, secretarial services and other administrative services to him, which are substantially equivalent to the facilities and services provided to him on the date he entered into the employment agreement; or
- terminates incentive plans and benefit plans or arrangements, or reduces or limits his participation therein relative to the level of participation of other executives of similar rank, to such an extent as to materially reduce the aggregate value of his incentive compensation and benefits below their aggregate value as of the date the he entered into the employment agreement.

In each case, Mr. Welch's Good Reason right was subject to our company's 30-day cure period.

AUDIT-RELATED MATTERS

Report of the Audit Committee

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee consists of Dr. Papastavrou (Chair), Mr. Jesselson and Mr. Kingshott.

The Board has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under Securities and Exchange Commission rules, the listing standards of NYSE, our Audit Committee Charter, and the independence standards set forth in the XPO Logistics, Inc. Corporate Governance Guidelines. The Board has also determined that Dr. Papastavrou is an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended. As more fully described below, in carrying out its responsibilities, the Audit Committee relies on management and XPO's independent registered public accounting firm (the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.xpologistics.com.

In accordance with our charter, the Audit Committee assists the Board in fulfilling its responsibilities in a number of areas. These responsibilities include, among others, oversight of (i) XPO's accounting and financial reporting processes, including XPO's systems of internal controls and disclosure controls, (ii) the integrity of XPO's financial statements, (iii) XPO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of XPO's outside auditors and (v) the performance of XPO's outside auditors and internal audit function. Management is responsible for XPO's financial statements and the financial reporting process, including the system of internal control over financial reporting. XPO's outside auditors, KPMG LLP ("KPMG"), are accountable to us and are responsible for expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of XPO in conformity with generally accepted accounting principles in the United States. We are solely responsible for selecting and reviewing the performance of XPO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of XPO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services, and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual or quarterly reports with the Securities and Exchange Commission ("SEC"). We discussed with KPMG matters deemed significant by KPMG, including those matters required to be discussed pursuant to Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, and reviewed a letter from KPMG disclosing such matters.

KPMG also provided us with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the outside auditors' communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. In the letter, KPMG confirmed its independence, and we determined that KPMG's provision of non-audit services to XPO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the Public Company Accounting Oversight Board.

Based on our review with management and KPMG of XPO's audited consolidated financial statements and KPMG's report on such financial statements, and based on the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in XPO's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

Audit Committee:

Jason D. Papastavrou, Chair
Michael G. Jesselson
Adrian P. Kingshott

Statement Regarding Change of Independent Registered Public Accounting Firms

On June 20, 2011, the Audit Committee of our Board approved the dismissal of Pender Newkirk & Company LLP ("Pender Newkirk") as our independent registered public accounting firm. Pender Newkirk's reports on our consolidated financial statements for the years ended December 31, 2010 and 2009 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and the subsequent interim period preceding Pender Newkirk's dismissal, there were: (i) no "disagreements" (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Pender Newkirk on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pender Newkirk, would have caused it to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

As required by SEC rules, we previously disclosed this information on a Current Report on Form 8-K filed with the SEC on June 22, 2011 (the "Form 8-K"). We provided Pender Newkirk with a copy of the Form 8-K prior to its filing with the SEC and requested Pender Newkirk to furnish to us a letter addressed to the SEC stating that it agrees with the statements made above. A copy of Pender Newkirk's letter dated June 20, 2011 is attached as an exhibit to the Form 8-K.

On June 20, 2011, the Audit Committee approved the engagement of KPMG as our independent registered public accounting firm for the fiscal year ended December 31, 2011, and to perform audits of our financial statements for the years ended December 31, 2010 and 2009.

During our two most recent fiscal years and the subsequent interim period preceding KPMG's engagement, neither we nor anyone on our behalf consulted KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" or "reportable event" (as such terms are defined in Item 304(a)(1)(iv) of Regulation S-K and Item 304(a)(1)(v), respectively).

In approving the appointment of KPMG as our independent registered public accounting firm, the Audit Committee considered any services previously provided by KPMG and concluded that such services would not adversely affect the independence of KPMG.

Policy Regarding Pre-Approval of Services Provided by the Outside Auditors

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the *de minimis* exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2011 and 2012, and the fees paid for such services.

Services Provided by the Outside Auditors

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee retained KPMG to serve as our independent registered public accounting firm for fiscal year 2012 on April 2, 2012. Prior to the appointment of KPMG, Pender Newkirk served as our independent registered public accounting firm for fiscal year 2010 and until June 20, 2011.

The following table shows the fees for audit and other services provided by KPMG for fiscal year 2012 and Pender Newkirk and KPMG for fiscal year 2011.

Fee Category	2012	2011
Audit Fees	1,411,000	$1,187,000
Audit-Related Fees	765,000	—
Tax Fees	95,000	—
All Other Fees	—	—
Total Fees	2,271,000	$1,187,000

Audit Fees. This category includes fees billed for professional services rendered by KPMG for 2012 and Pender Newkirk and KPMG for 2011 for the audits of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Also included within the 2012 audit fees are fees for services rendered around the audits of the opening balance sheets of acquisitions during 2012 and fees for services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements, including comfort letters and consents issued in connection with SEC filings. Also included within the 2011 audit fees are the fees for the services rendered by KPMG relating to the re-audits of our fiscal periods 2010 and 2009 and the services for the filing of the shelf registration statement on Form S-3.

Audit-Related Fees. This category includes fees billed for professional services rendered by the outside auditor for assurance and related services related to the performance of the audit or review of the financial statements that are not disclosed as Audit Fees. The 2012 fees include financial due diligence services provided by KPMG in connection with acquisitions and potential acquisitions during 2012. There were no such fees for 2011.

Tax Fees. This category includes fees billed for professional services rendered by KPMG in connection with tax compliance in 2012. There were no such fees for 2011.

All Other Fees. This category represents fees for all other services or products provided that are not covered by the categories above. There were no such fees for 2012 and 2011.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

PROPOSAL 1: ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, after consultation with JPE in view of its rights under the Investment Agreement (as described under "Board of Directors and Corporate Governance—Directors" above), our Board has nominated for re-election at the annual meeting as a Class III director each of Mr. G. Chris Andersen and Mr. Oren G. Shaffer, each to stand for re-election for a new term expiring at the 2016 annual meeting of stockholders or until their successors are duly elected and qualified. Each of the nominees is currently serving as a member of our Board. Information about Mr. Andersen and Mr. Shaffer is set forth above under the heading "Board of Directors and Corporate Governance—Directors."

In the event either nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies voting for their election will be voted for any nominee who shall be designated by the Board to fill the vacancy. As of the date of this proxy statement, we are not aware that either nominee is unable or will decline to serve as a director if elected.

Our Board currently serves under staggered three-year terms of service, under which a portion of our directors are up for re-election in conjunction with our annual meeting each year.

Required Vote

The affirmative vote of shares of our common stock or preferred stock, voting together as a single class, representing a plurality of the votes cast is required to elect Mr. Andersen and Mr. Shaffer as Class III directors of our company.

Recommendation

Our Board unanimously recommends a vote "FOR" the election of each of Mr. Andersen and Mr. Shaffer to our Board.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013

The Audit Committee of our Board has appointed KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2013. KPMG has served in this capacity since June 20, 2011.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint another independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the annual meeting and will have an opportunity to make a statement and to respond to appropriate questions.

Required Vote

The affirmative vote of shares of our common stock or preferred stock, voting together as a single class, representing a majority of votes cast thereon at the annual meeting or any adjournment or postponement thereof is required to approve Proposal 2.

Recommendation

Our Board unanimously recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2013.

PROPOSAL 3: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of XPO Logistics, Inc. (the "Company") hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders."

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this proxy statement. As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," we believe that our compensation programs appropriately reward executive performance and align the interests of our named executive officers and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on our Board. Although non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

At the 2012 annual meeting of stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. Accordingly, as previously disclosed by the company, we will hold future, non-binding, advisory votes on executive compensation on an annual basis until the next required non-binding, advisory vote on the frequency of the advisory vote on executive compensation.

Required Vote

This resolution, commonly referred to as a "say-on-pay" resolution, will be considered approved if it receives the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast thereon at the annual meeting or any adjournment or postponement of the annual meeting.

Recommendation

Our Board unanimously recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the annual meeting. If, however, such a matter is properly presented at the annual meeting or any adjournment or postponement of the annual meeting, the persons appointed as proxies will vote as recommended by our Board or, if no recommendation is given, in accordance with their judgment.

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a copy of our 2012 Annual Report or this proxy statement, please contact us at: Investor Relations, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831 or by telephone at (855) XPO-INFO (855-976-4636), and we will send a copy to you without charge.

A Note about Our Website

Although we include references to our website (www.xpologistics.com) throughout this proxy statement, information that is included on our website is not incorporated by reference into, and is not a part of, this proxy statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investors Relations section of our website. Accordingly, investors should monitor such section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 001-32172

XPO Logistics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**03-0450326**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

Five Greenwich Office Park
Greenwich, CT 06831
(Address of principal executive offices)

(855) 976-4636
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of Each Class:	**Name of Each Exchange on Which Registered:**
Common Stock, par value $.001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the registrant's common stock, par value $0.001 per share, held by [non-affiliates] of the registrant was approximately $294.2 million as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of $16.80 per share on the NYSE on that date.

As of March 11, 2013, there were 18,147,182 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2013 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

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XPO LOGISTICS, INC.
FORM 10-K—FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

Exhibit Index

This Annual Report on Form 10-K is for the year ended December 31, 2012. The Securities and Exchange Commission (the "Commission") allows us to incorporate by reference information that we file with the Commission, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this Annual Report. In addition, information that we file with the Commission in the future will automatically update and supersede information contained in this Annual Report.

PART I

ITEM 1. *BUSINESS*

General

XPO Logistics, Inc., a Delaware corporation, and its subsidiaries (collectively, the "Company", "we", "our" or "us"), is a non-asset based transportation services provider. We do not own trucks, airplanes or ships. We act as a middleman between shippers and carriers who outsource their transportation logistics to us as a third-party broker. As of December 31, 2012, we operated at 55 locations: 33 Company-owned branches and 22 agent-owned offices.

Our services are offered through three distinct business segments. The first segment, Freight Brokerage, places shippers' freight with qualified carriers. The second segment, Expedited Transportation, provides urgent freight transportation via independent contractors and air carriers. Our third segment, Freight Forwarding, arranges domestic and international shipments using ground, air and ocean transport through a network of agent-owned and Company-owned locations.

Our industry is large, growing and fragmented: three fundamentals that we believe make the logistics industry strategically attractive for long-term value creation. We believe approximately $1 trillion is spent annually on logistics services in the United States. We believe the over-the-road trucking component of that market is approximately $350 billion, with approximately 250,000 truckload carriers servicing millions of shippers.

Truck brokerage, our primary focus, currently accounts for approximately $50 billion of that $350 billion. Between 1995 and 2011, brokerage grew at two to three times GDP in the United States, and yet the market is largely underpenetrated. Approximately 85% of shipments are currently contracted directly between shippers and carriers. We believe that the 15% penetration rate is likely to increase substantially, driven by a dual outsourcing trend as more shippers and carriers come to appreciate the economic value of using third party logistics services.

In September 2011, following the equity investment in the Company led by Jacobs Private Equity, LLC, we began to implement a three-pronged strategy to leverage our strengths—including management expertise, operational scale and substantial capital resources—with the goal of significant growth and value creation.

Our growth strategy has three main components:

- ***Acquisitions***. We believe that only about 25 of the 10,000 licensed brokers in the U.S.—less than 1%—have more than $200 million in revenue. This represents an attractive pipeline of potential acquisitions. In addition, a lack of access to working capital can often provide an incentive for these owners to sell. When we acquire a company, we move quickly to integrate it and scale it up by adding salespeople. We put the acquired operations on our technology platform, which connects them to our entire organization, and we give them access to our shared carrier pool. The acquired operations can sell the services of our other divisions, and we gain more carriers, customers, and lane and pricing histories with each acquisition. We can use these Company-wide to buy transportation more efficiently. In 2012, we completed the acquisition of four non-asset based transportation logistics service providers, and we acquired another two companies in February 2013. We plan to continue to acquire companies that fit our strategy for growth.
- ***Cold-starts***. We believe that cold-starts can generate high returns on invested capital because of the relatively low investment required and the large component of variable-based incentive compensation. We opened 15 cold-starts from September 2011 through December 31, 2012, including eight in our Freight Brokerage business segment, and another two cold-starts in early 2013. Each of our Freight Brokerage cold-starts is located in a prime area for sales recruitment and is led by a highly experienced branch president. We plan to continue to open cold-start locations with a focus on growing our Freight Brokerage business network.

- ***Optimization of operations***. We are continuing to optimize and increase the scale of our existing operations, acquired companies and cold-start locations. We do this by growing the workforce at each location, implementing advanced information technology as discussed below, and leveraging our pool of carrier capacity. We have a framework of processes in place for rapid recruiting and on-boarding; this includes off-site training, and on-site mentoring for newly hired employees. In addition, we are accelerating our sales and marketing efforts across our divisions, focused on small to mid-sized prospects and large accounts that could potentially become national accounts for us. In March 2012, we opened a national operations center in Charlotte, NC—a critical component of our infrastructure.

Our Business Segments

As of December 31, 2012, our operations consisted of three business segments: Freight Brokerage, Expedited Transportation and Freight Forwarding. Each of these business segments is described more fully below. We provide financial information for our business segments in Note 13 to our audited Consolidated Financial Statements.

Freight Brokerage

Through our Freight Brokerage business segment, which operates as XPO Logistics, we arrange truckload, less-than-truckload ("LTL") and intermodal rail freight transportation and related logistics and supply-chain services. We are a non-asset based transportation service provider as we do not own any trucks or rail equipment; instead, we utilize our relationships with subcontracted transportation providers, which typically are independent contract motor carriers and railroads. We make a profit on the difference between what we charge our customers for the services we provide and what we pay to the transportation providers to transport our customers' freight. Our success depends in large part on our ability to hire and train talented salespeople and deploy them under the leadership of exceptional branch presidents, develop sophisticated information technology, and build relationships with the carriers in our network so that we can purchase the optimal transportation solutions for our customers.

Our freight transportation services are provided on a shipment-by-shipment basis. Customers offer loads to us via telephone, fax, email, electronic data interchange (EDI) and the Internet on a daily basis. Our employees utilize a proprietary operating system that helps our sales representatives price loads efficiently to initiate the transaction, and gives our carrier representatives the ability to select a suitable carrier based on equipment availability, service capability, rates and other relevant information. The prices for the majority of our services are determined on a transactional, or spot market, basis for both customers and carriers. We are responsible for collecting payment from the customer and paying the carrier. In some cases, we contractually agree to handle a significant portion of a customers' freight at pre-determined rates for specific origin and destination parameters. As is usual in the transportation industry, these volume contracts typically have a term of one year or less and no minimum volume commitment.

From January 2008 until the fourth quarter of 2011, we provided freight brokerage services solely through our Bounce Logistics, Inc. subsidiary. During the fourth quarter of 2011, we began to open sales offices to provide freight brokerage services under the name XPO Logistics, starting with our Phoenix, AZ branch. In 2012, we opened additional sales offices in Ann Arbor, MI; Dallas, TX; Montgomery, AL; Chicago, IL; Jacksonville, FL; Morris County, NJ; and Charlotte, NC. In 2012, we also acquired several freight brokerage sales offices through our acquisitions of non-asset based transportation logistics providers (as described in further detail in Note 3 to our audited Consolidated Financial Statements), including sales offices in Columbia, SC; Forest City, NC; Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; Cleveland, OH; Gainesville, GA; and Reno, NV. As of December 31, 2012, our Freight Brokerage business segment employed 594 full-time employees in the United States and Canada, up from 38 full-time employees as of December 31, 2011. For the year ended December 31, 2012, our United States-based operations produced revenues of

$247.9 million and we held total assets used in these operations of $398.2 million, while our Canadian-based operations produced revenues of $30.7 million and held total assets of $15.0 million. None of our operations were based outside the United States during the years ended December 31, 2011 and 2010.

Expedited Transportation

Our Expedited Transportation segment, which operates as Express-1, is one of the largest ground expedited freight carriers in North America. Express-1 provides services to thousands of customers from its locations in Buchanan and Detroit, MI and Birmingham, AL. On February 8, 2013, we acquired the operations of East Coast Air Charter, Inc., a non-asset, third-party logistics business specializing in expedited air charter, which we now operate as XPO Air Charter. Expedited transportation services can be characterized as time-critical, time-sensitive or high priority freight shipments, many of which have special handling needs. These urgent needs typically arise due to tight supply chain tolerances, interruptions or changes in the supply chain, or failures within another mode of transportation within the supply chain. Expedited shipments are predominantly direct transit movements offering door-to-door service within tightly prescribed time parameters. Vehicles used to transport expedited shipments range from cargo vans to semi-tractor trailer units. The dimensions for each shipment dictate the size of vehicle used to move the freight and the related revenue per mile. Customers request our services via telephone, fax, email, EDI or the Internet, typically on a per-load transaction basis, with only a small percentage of loads being scheduled for future delivery dates. We operate an ISO 9001:2008 certified 24-hour, seven-day-a-week call center that gives our customers on-demand communication and status updates relating to their shipments.

Our Expedited Transportation business is predominantly a non-asset based service provider, meaning that substantially all of the transportation equipment used in its operations is provided by third parties. These third-party vehicles are provided by independent owner-operators who own one piece of equipment, or by independent owners of multiple pieces of equipment who employ multiple drivers, commonly referred to as fleet owners. We use these third party providers to move our customers' urgent freight within the United States. We are focused on developing strong, long-term relationships with these fleet owners and incentivizing them to maintain their fleets on an exclusive basis with Express-1. In addition, we arrange transportation services for cross-border shipments to and from Canada and Mexico, primarily for customers located in the United States. Cross-border Mexico freight is an attractive vertical market for us, as are temperature-controlled freight and air charter; we are working to increase our presence in these verticals, as well as gain share in the broader expedited transportation market. As of December 31, 2012, we employed 142 full-time employees to support our Expedited Transportation operations.

Freight Forwarding

Our Freight Forwarding business segment, which operates as Concert Group Logistics or CGL, arranges domestic and international shipments as a non-asset based logistics provider for domestic and international shipments. CGL provides these services by using its relationships with ground, air and ocean carriers through a network of agent-owned and Company-owned locations. As of December 31, 2012, CGL supported its 20 independently-owned stations, as well as eight Company-owned branches, with 67 full-time employees. In 2012, we opened six locations: Los Angeles, CA; Charlotte, NC; Atlanta, GA; Newark, NJ; Houston, TX; and Kansas City, KS. CGL's services are not restricted by size, weight, mode or location, and therefore are potentially attractive to a wide market base. The major domestic and international services provided by CGL are:

Domestic Offerings—critical services, including just-in-time, air charter and expedites; time-sensitive services including next-day, second-day and third-day deliveries; and cost-sensitive services including deferred delivery, LTL and full truckload.

International Offerings—time-critical services, including on-board courier and air charters; time-sensitive services, including direct transit and consolidation; and cost-sensitive services, including less-than-container loads, full-container loads and vessel charters.

Other Service Offerings—value-added services, including documentation on international shipments and customs clearances; and customized services, including trade show shipment management, time-definite and customized product distributions, reverse logistics, on-site asset recovery projects, installation coordination, freight optimization and diversity compliance support.

Information Systems

Companies within the transportation logistics industry increasingly rely on information technology to find optimal solutions to shipper needs and provide visibility into the movement of freight.

We have developed proprietary software applications that are integrated with a packaged base software platform that we license from a third party. This proprietary IT solution provides our customers with cost effective, timely and reliable access to carrier capacity, which we believe gives us an advantage versus our competitors. By continuing to develop our technology solutions, we plan to improve our productivity through automation and process optimization, and to be in position to effectively integrate our anticipated acquisitions and leverage our scale across XPO. We launched the first phase of our new, scalable technology platform in March 2012, with two subsequent major software releases: new pricing tools and truck-finding capabilities in July, and the introduction of our proprietary freight optimizer software in December. In 2013, we plan to continue to enhance our proprietary software with advanced pricing algorithms, additional carrier ranking tools, LTL functionality and other capabilities, as well as new customer and carrier portals.

In our Expedited Transportation business, we utilize satellite tracking and communication units on our independently-contracted vehicles to continually update the position of shipments we place. We have the ability to communicate to individual vehicles or to a larger fleet, based upon our specific needs. Information received through our satellite tracking and communication system automatically updates our internal software and provides our customers with real-time electronic updates.

In our Freight Forwarding business, we utilize an operating system software package customized for our network. We offer online shipment entry, quoting and "track-and-trace" for domestic and international shipments, and EDI messaging.

Technology represents one of our largest categories of investment within our annual capital expenditure budget, and we believe that the continual enhancement of our technology platforms is critical to our success.

Customers, Sales and Marketing

Our business segments provide services to a variety of customers ranging in size from small entrepreneurial organizations to *Fortune 500* companies. During 2012, no customer accounted for more than 4% of our consolidated gross revenues. In 2012, we collectively served more than 7,500 different customers. Our customers are engaged within a wide range of industries, including manufacturing, food and beverage, retail, construction, automotive, healthcare, paper, aerospace, defense, oil and gas, and the high tech sector. We have hazmat authority and transport lower risk hazardous materials such as automotive paint and batteries on occasion. In addition, we serve third-party logistics providers (3PLs), who themselves serve a multitude of customers and industries. Our 3PL customers vary in size from small, independent, single-facility organizations to large, global logistics companies. Within our Expedited Transportation and Freight Brokerage business segments, our services are marketed to the United States, Canada and Mexico. In addition to offering services in North America, our Freight Forwarding segment also provides international services by air and ocean, as well as other value added services.

We maintain a staff of sales representatives and related support personnel within our Freight Brokerage, Expedited Transportation and Freight Forwarding business segments. Within Freight Forwarding, sales also are initiated by our network of independently-owned stations, which manage the sales relationships within their exclusive markets.

We consistently seek to establish long-term relationships with new accounts and to increase the amount of business generated from our existing customer base. We are committed to providing our customers with a full range of logistics services. Our ability to cross-sell services through each of our segments represents a competitive advantage within the transportation logistics industry.

Competition

The transportation logistics industry is intensely competitive with thousands of transportation companies competing in the domestic and international markets. Our competitors include local, regional, national and international companies with the same services that our business segments provide. Our business segments do not operate from a position of dominance, and therefore must strive daily to retain existing business relationships and forge new relationships.

We compete on service, reliability and rates. Some competitors have larger client bases, significantly more resources and more experience than we do. The health of the transportation industry will continue to be a function of domestic and world economic growth. However, we believe we will benefit from the long-term outsourcing trend that should continue to enable the freight brokerage sector to grow at above-market rates.

Regulation

Our operations are regulated and licensed by various governmental agencies in the United States. Such regulations impact us directly, including through our independent contractor fleet, and indirectly through the network of third party transportation providers we use to transport freight for our customers. We and such third parties must comply with the safety and fitness regulations of the U.S. Department of Transportation ("DOT"), including those relating to drug- and alcohol-testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, independent contractor drivers' hours-of-service, independent contractor eligibility requirements, on-board reporting of operations, air cargo security and other matters affecting safety or operating methods. Other agencies, such as the U.S. Environmental Protection Agency ("EPA") and U.S. Department of Homeland Security ("DHS"), also regulate our equipment, operations and independent contractor drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us, our independent contractor drivers, and our network of third party transportation providers. The FMCSA recently issued a final driver hours-of-service rule that placed additional limits on the amount of time drivers may operate a commercial motor vehicle. The rule preserved the current 11-hour driving limitation and included new provisions that generally (i) require drivers to take 30 minutes off-duty after consecutively driving eight hours; (ii) reduce the total hours a driver may work in one week from 82 to 70 hours; (iii) modified the "off-duty time" definition to exclude time spent resting in a parked commercial motor vehicle; and (iv) redefined which hours-of-service rule violations are considered "egregious" and subject to maximum civil penalties. The new rule also addressed the "34-hour restart," which generally occurs when a driver's weekly hours-of-service resets after the driver refrains from working during a 34-hour period. Under the new rule, the 34-hour restart may only occur only once each week and only if the 34-hour period includes two periods between 1:00 a.m. and 5:00 a.m. The 34-hour restart provisions are scheduled to become effective on July 1, 2013. We are unable to predict the impact that the new hours-of-service rules may have, how a court may rule on challenges to such rules, and to what extent the FMCSA could revise the rules in the future. On the whole, however, we believe that the new rules could decrease productivity and cause some loss of efficiency. In the event that productivity and efficiency are adversely affected, drivers and shippers may need to be retrained, computer programming may require modifications, additional independent contractors may need to be recruited and engaged. Our independent contractors and network of other third party transportation providers may also experience a negative impact on their results and productivity and consequently could exit the market, have to pay more for drivers, and pass the additional expense on to us. We also are unable to predict the effect of any new rules that might be proposed if the current final rule is stricken by a court in the future, but we believe any such proposed rules could increase costs in our industry or decrease productivity.

The FMCSA's Compliance Safety Accountability program ("CSA") (formerly "Comprehensive Safety Analysis 2010") introduces a new enforcement and compliance model that implements driver and vehicle safety and fitness standards in addition to the company standards currently in place. CSA ranks both fleets and individual drivers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories, or "BASICs," which include Unsafe Driving, Hours-of-Service Compliance (formerly Fatigued Driving), Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance (formerly Cargo-Related) and Crash Indicator. Under the current CSA regulations, the methodology for determining a carrier's DOT safety rating has been expanded to include the on-road safety performance of the carrier's drivers, including independent contractor drivers. As a result, certain current and potential independent contractors may become ineligible to drive for us, our fleet could be ranked poorly as compared to our competitors, and our safety rating could be adversely impacted. Our network of third party transportation providers may experience a similar result. A reduction in eligible independent contractors or poor fleet safety and fitness ratings may result in difficulty attracting and retaining qualified independent contractors and could cause our customers to direct their business away from us and to carriers with more favorable CSA scores, which would adversely affect our results of operations.

The FMCSA also is considering revisions to the existing Safety Measurement System ("SMS") under which the CSA scores of individual drivers and motor carriers are measured and evaluated by the DOT. In the past, the subsidiary through which we operate our Expedited Transportation business has exceeded the established intervention threshold in one of the seven safety related standards, and we may exceed the threshold for this or other safety related standards in the future. Depending on our ratings, we may be prioritized for an intervention action or roadside inspection, either of which could adversely affect our results of operations. In addition, customers may be less likely to assign loads to us. Under the revised Safety Fitness Determination ("SFD") rating system being considered by the FMCSA, the safety rating of our subsidiaries with operating authority would be evaluated more regularly, and our safety rating would reflect a more in-depth assessment of safety-based violations. We cannot predict the extent to which CSA requirements or safety and fitness ratings under SMS or SFD could adversely affect our business, operations or ability to retain compliant drivers, or those of our subsidiaries, independent contractors or third-party transportation providers.

The FMCSA proposed new rules that would require nearly all carriers, including us, to install and use electronic on-board recorders ("EOBRs," also known as paperless logs) in their tractors. These rules were vacated by the Seventh Circuit Court of Appeals in August 2011. In July 2012, Congress passed a federal transportation bill that requires the promulgation of rules mandating EOBR use by July 2013, with full adoption for all trucking carriers no later than July 2015. EOBR installation will increase costs for, and may not be well-received by, independent contractors.

At this time, we transport only low-to-medium-risk hazardous materials, representing a very small percentage of our total shipments. The U.S. Transportation Security Administration ("TSA") has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified independent contractors, which could require us to increase independent contractor compensation or limit the amount of hazardous materials freight we transport.

The State of California also recently adopted new regulations regarding the fuel emissions and efficiency of tractors and trailers. Diesel tractors operated in California are required to satisfy certain performance requirements by compliance target dates occurring between 2011 and 2023. In December 2008, California also adopted new regulations to improve the fuel efficiency of tractors that pull 53-foot or longer box-type trailers within the state. The tractors and trailers subject to these regulations must either be SmartWay-certified or equipped with low-rolling resistance tires and retrofitted with SmartWay-verified aerodynamic technologies (such as tractor fairings and trailer skirts) that have been shown to meet or exceed fuel savings percentages specified in the regulations. Beginning December 31, 2012, either pre-2011 model year trailers of this type must satisfy the same requirements applicable to 2011 model year and newer trailers or carriers must have submitted a size-based fleet compliance plan in order to phase-in compliance over time. Compliance with California's regulations has increased new tractor costs, might increase the costs of new trailers operated in California, might require the retrofitting of pre-2011 model year trailers operated in California, and could diminish equipment productivity and increase operating expenses. Federal and state governments have also proposed environmental legislation that could, among other things, potentially limit carbon, exhaust and greenhouse gas emissions. If enacted, such legislation could also result in higher new tractor and trailer costs, reduced productivity and efficiency, and increased operating expenses, all of which could adversely affect our results of operations.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for employers of independent contractors and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice. Federal legislators also sought to expand the Fair Labor Standards Act to cover "non-employees" who perform labor or services for businesses, even if the "non-employees" are properly classified as independent contractors; require taxpayers to provide written notice to workers based upon their classification as either an "employee" or a "non-employee"; and impose penalties and fines for violations of the notice requirements or "employee" or "non-employee" misclassifications. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

For domestic business, carriers must generally obtain authority to carry general commodities and other types of cargo in intrastate commerce. If any of our independent contractors plans to operate in interstate commerce in a state where such carrier did not previously have intrastate authority, the independent contractor typically must apply for authority in any such state. The FMCSA has also licensed our CGL freight forwarding subsidiary as a property broker and our Express-1 expedited transportation subsidiary as a motor carrier and property broker. CGL and our XPO Air Charter, LLC ("XPO Air Charter") subsidiary, through which we arrange expedited air charter transportation, are subject to regulation by the DOT regarding air cargo security for all loads, regardless of origin and destination. CGL and XPO Air Charter also are regulated as "indirect air carriers" by the DHS and TSA. These agencies provide requirements, guidance and, in some cases, administer licensing requirements and processes applicable to the freight forwarding industry. We actively monitor our compliance with such agency requirements to ensure that we have satisfactorily completed the security requirements and qualifications, adhered to the economic regulations, and implemented the required policies and procedures. These agencies generally require companies to fulfill these qualifications prior to transacting various types of business. Failure to do so could result in penalties and fines. The air cargo industry is also subject to regulatory and legislative actions that could affect the economic conditions within the industry by requiring changes in operating practices or influencing the demand for and the costs of providing services to clients. We cannot predict the extent to which any such regulatory or legislative actions could adversely affect our business and operations, but we strive to comply with and satisfy agency requirements applicable to our domestic business.

For our international operations, CGL is a member of the International Air Transportation Association ("IATA"), a voluntary association of airlines and forwarders that outlines operating procedures for freight forwarders acting as agents for its members. A substantial portion of our international air freight business is completed with other IATA members. For international oceanic freight forwarding business, we are registered as an Ocean Transportation Intermediary ("OTI") by the U.S. Federal Maritime Commission ("FMC"), which establishes the qualifications, regulations and bonding requirements to operate as an OTI for businesses originating and terminating in the United States. CGL is also a licensed non-vessel operating common carrier ("NVOCC") and ocean freight forwarder. Our international operations subject us to regulations of the U.S. Department of State, U.S. Department of Commerce and the U.S. Department of Treasury. Regulations cover matters such as what commodities may be shipped to what destination and to what end-user, unfair international trade practices, and limitations on entities with which we may conduct business.

We and our independent contractors are subject to various environmental laws and regulations dealing with the hauling, handling and disposal of hazardous materials, emissions from vehicles, engine-idling, fuel spillage and seepage, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We have instituted programs to monitor and control environmental risks and maintain compliance with applicable environmental laws and regulations. We would be responsible for the cleanup of any spill or other release involving hazardous materials caused by our operations or business. In the past, we have been responsible for the costs of cleanup of diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We generally transport only hazardous materials rated as low-to-medium-risk, and a small percentage of our total shipments contain hazardous materials. We believe that our operations are in substantial compliance with current laws and regulations and do not know of any existing environmental condition that would reasonably be expected to have a material adverse effect on our business or operating results. If we are found to be in violation of applicable laws or regulations, we could be subject to costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a material adverse effect on our business and operating results.

Risk Management and Insurance

We generally require carriers that we engage to have $1 million of automobile liability insurance and $100,000 of cargo insurance. We also require motor carriers to have workers compensation and other insurance as required by law. We require motor carriers we engage to enter into a contractual agreement with us and to meet our qualification standards with respect to safety ratings and performance.

In our Freight Brokerage operations, we generally are not liable for damage to our customers' cargo or in connection with damages arising in connection with the provision of transportation services. However, in our customer contracts, we may agree to assume cargo and other liability. While we endeavor to limit this exposure to matters arising due to our negligence or misconduct, or to cap our exposure at a stated maximum dollar amount, we are not always able to do so. With respect to our Expedited Transportation and Freight Forwarding operations, we have primary liability to the shipper for cargo loss and damage for certain liabilities caused by our independent contractors and the carriers to which we broker freight. Accordingly, liability claims may be asserted against us for the actions of transportation providers to which we broker freight and their employees or independent contractor drivers, or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all.

We maintain a contingent cargo liability insurance policy to protect us against losses that may not be recovered from the responsible contracted carrier. We also carry various liability insurance policies, including automobile, general liability and umbrella coverage at levels we deem appropriate. However, we cannot provide assurance that our insurance coverage will effectively protect us in the event of claims made against us by our customers.

Seasonality

Our revenues and profitability have historically been subject to moderate seasonal fluctuations. Our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September and December. Typically, this pattern has been the result of factors such as inclement weather, national holidays, customer demand and economic conditions. This historical pattern has diminished recently due to changes in our mix of business between Freight Brokerage, Expedited Transportation and Freight Forwarding and our mix of industries served within those segments. It is not possible to predict whether the historical revenue and profitability trends will occur in future periods.

Employees

At December 31, 2012, we had 892 full-time employees, none of whom were covered by a collective bargaining agreement. Of this number, 594 were employed in Freight Brokerage, 142 were employed in Expedited Transportation, 65 were employed in Freight Forwarding and 91 were employed in our corporate office. We recognize our trained staff of employees as one of our most critical resources, and acknowledge the recruitment, training and retention of qualified employees as essential to our ongoing success. We believe that we have good relations with our employees.

Executive Officers of the Registrant

We provide below information regarding each of our executive officers.

Name	Age	Position
Bradley S. Jacobs	56	Chairman of the Board and Chief Executive Officer
M. Sean Fernandez	49	Chief Operating Officer
John J. Hardig	48	Chief Financial Officer
Gordon E. Devens	44	Senior Vice President and General Counsel
Mario A. Harik	32	Chief Information Officer
Scott B. Malat	36	Chief Strategy Officer
Gregory W. Ritter	54	Senior Vice President—Strategic Accounts

Bradley Jacobs has served as our Chief Executive Officer and Chairman of the board of directors since September 2011. Mr. Jacobs is also the managing director of Jacobs Private Equity, LLC, which is our largest stockholder. He has led two public companies: United Rentals, Inc. (NYSE: URI), which he co-founded in 1997, and United Waste Systems, Inc., founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive officer. Mr. Jacobs is a member of the board of directors of the Beck Institute for Cognitive Behavior Therapy.

Sean Fernandez has served as our Chief Operating Officer since November 2011. Mr. Fernandez has more than 20 years of leadership experience with global companies in industries that include distribution, consumer goods manufacturing, trucking and transportation. He most recently served as senior vice president and general manager–consumables for NCR Corporation, and earlier held positions as vice president—new growth platforms with Avery Dennison Corporation; chief operating officer with SIRVA, Inc.; group president with Esselte Corporation; chief operating officer—Asia Pac operations and divisional president with Arrow Electronics, Inc.; and senior engagement manager with McKinsey & Company, Inc. He holds a master of business administration degree from Harvard University and a bachelor's degree in business administration from Boston College.

John Hardig has served as our Chief Financial Officer since February 2012. Mr. Hardig most recently served as managing director for the Transportation & Logistics investment banking group of Stifel Nicolaus Weisel since 2003. Prior to that, Mr. Hardig was an investment banker in the Transportation and Telecom groups at Alex. Brown & Sons (now Deutsche Bank). Mr. Hardig holds a master of business administration degree from the University of Michigan Business School and a bachelor's degree from the U.S. Naval Academy.

Gordon Devens has served as our Senior Vice President and General Counsel since November 2011. Mr. Devens was most recently vice president—corporate development with AutoNation, Inc., where he was previously vice president—associate general counsel. Earlier, he was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in mergers and acquisitions and securities law. Mr. Devens holds a doctorate of jurisprudence and a bachelor's degree in business administration from the University of Michigan.

Mario Harik has served as our Chief Information Officer since November 2011. Mr. Harik has built comprehensive IT organizations and overseen the implementation of proprietary platforms for a variety of firms and has consulted to members of the *Fortune 100.* His prior positions include chief information officer and senior vice president—research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and architect and consultant with Adea Solutions. Mr. Harik holds a master of engineering degree in information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut, Lebanon.

Scott Malat has served as our Chief Strategy Officer since July 2012. Mr. Malat served as our Senior Vice President—Strategic Planning from the time he joined us in October 2011 until July 2012. Prior to joining XPO Logistics, Mr. Malat was with Goldman Sachs Group, Inc., where he served as senior equity research analyst covering the air, rail, trucking and shipping sectors. Earlier, Mr. Malat was an equity research analyst with UBS, and a strategy manager with JPMorgan Chase & Co. He serves on the board of directors of the non-profit PSC Partners Seeking a Cure. He is a CFA® charterholder and has a degree in statistics with a concentration in business management from Cornell University.

Gregory Ritter has served as our Senior Vice President—Strategic Accounts since January 2013. Mr. Ritter joined us in October 2011 as Senior Vice President—Brokerage Operations. Mr. Ritter has more than three decades of sales and management experience in multi-modal transportation logistics. He most recently served as the president of a brokerage subsidiary that he established for one of the top 10 transportation logistics providers in North America. Previously, Mr. Ritter spent 22 years with C.H. Robinson Worldwide, Inc. and worked with Allen Lund Company, Inc. on territory development.

Corporate Information and Availability of Reports

XPO Logistics, Inc. was incorporated in Delaware on May 8, 2000. Our executive office is located at Five Greenwich Office Park, Greenwich, Connecticut 06831. Our telephone number is (855) 976-4636. Our stock is listed on the New York Stock Exchange ("NYSE") under the symbol "XPO".

Our corporate website is www.xpologistics.com. We make available on this website, free of charge, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically submit such material to the Commission. We also make available on our website copies of materials regarding our corporate governance policies and practices, including the XPO Logistics, Inc. Corporate Governance Guidelines, our Senior Officer Code of Business Conduct and Ethics and the charters relating to the committees of our board of directors. You also may obtain a printed copy of the foregoing materials by sending a written request to: Investor Relations, XPO Logistics, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06831. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission's website is www.sec.gov. The Commission makes available on this website, free of charge, reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Commission. Information on our website or the Commission's website is not part of this document. We are currently classified as an "accelerated filer" for purposes of filings with the Commission.

Item 1A. Risk Factors

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed below and the risks discussed in the Company's other filings with the Commission. All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and related Notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

Economic recessions and other factors that reduce freight volumes could have a material adverse impact on our business.

The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals, and which may include the following:

- A reduction in overall freight volumes in the marketplace reduces our opportunities for growth. In addition, if a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected.
- Some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.
- A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.
- We may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing

market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs. In addition, we have other primarily variable expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following:

- competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, more fully developed information technology systems and greater capital resources than we do;
- reduction by our competitors of their rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase rates, maintain our operating margins or maintain significant growth in our business;
- shift in the business of shippers to asset-based trucking companies that also offer brokerage services in order to secure access to those companies' trucking capacity, particularly in times of tight industry-wide capacity;
- solicitation by shippers of bids from multiple transportation providers for their shipping needs and the resulting depression of freight rates or loss of business to competitors; and
- establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

We may not be able to successfully execute our acquisition strategy.

We intend to expand substantially through acquisitions to take advantage of market opportunities we perceive in both our current markets (freight brokerage, expedited transportation, and freight forwarding) and in new markets that we may enter. However, we may experience delays in making acquisitions or be unable to make the acquisitions we desire for a number of reasons. Suitable acquisition candidates may not be available at purchase prices that are attractive to us or on terms that are acceptable to us. In pursuing acquisition opportunities, we will compete with other companies, some of which have greater financial and other resources than we do. We may not have available funds or common stock with a sufficient market price to complete a desired acquisition. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete acquisitions that we otherwise find advantageous.

The timing and number of acquisitions we pursue may cause volatility in our financial results.

We are unable to predict the size, timing and number of acquisitions we may complete. In addition, we may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that are not completed), and we also may pay fees and expenses associated with obtaining financing for acquisitions and with investment banks and others finding acquisitions for us. Any of these amounts may be substantial, and together with the size, timing and number of acquisitions we pursue, may negatively impact and cause significant volatility in our financial results and stock price.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our results of operations.

Acquisitions involve numerous risks, including the following:

- failure of the acquired company to achieve anticipated revenues, earnings or cash flows;

- assumption of liabilities that were not disclosed to us or that exceed our estimates;
- inability to negotiate effective indemnification protection from the seller, or inability to collect in the event of an indemnity claim;
- problems integrating the purchased operations with our own, which could result in substantial costs and delays or other operational, technical or financial problems;
- potential compliance issues with regard to acquired companies that did not have adequate internal controls;
- diversion of management's attention or other resources from our existing business;
- risks associated with entering markets, such as rail intermodal, air freight forwarding and ocean cargo, in which we have limited prior experience;
- increases in working capital investment to fund the growth of acquired operations;
- potential loss of key employees and customers of the acquired company; and
- future write-offs of intangible and other assets if the acquired operations fail to generate sufficient cash flows.

In connection with future acquisitions, we may issue shares of capital stock that dilute other stockholders' holdings, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our profitability and cause our stock price to decline.

We may not successfully manage our growth.

We intend to grow rapidly and substantially, including by expanding our internal resources, making acquisitions and entering into new markets. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, change in revenue and business models and entering into new geographic areas.

Our growth will place a significant strain on our management, operational and financial resources. We will need to continually improve existing procedures and controls as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will increase substantially as our operations grow. Failure to manage growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows, stock price and financial condition.

We incurred substantial operating losses and net losses in the 2012 fiscal year and it is likely that we will continue to incur losses as we continue to invest in the Company to promote growth.

We incurred substantial losses in the 2012 fiscal year and we expect to continue to incur substantial losses as we invest pursuant to our strategies. Our growth strategy, in part, seeks to grow our business through the opening of cold-start locations in our Freight Brokerage segment. Generally, a newly opened sales office will generate an operating loss, and may have lower margin sales, during its start-up phase. Additionally, our business strategy requires that we develop an information technology platform across the Company, with sales, service, carrier and track-and-trace capabilities, as well as benchmarking and analysis. We are investing in technology systems and corporate infrastructure that are scalable for our intended growth and are designed to support larger operations than we currently have. As a result of these and other initiatives, we do not expect that our gross margin derived from our operations will be sufficient to absorb all of our SG&A expenses until we are able to generate significantly greater revenue. Our ability to generate significant revenues and operate profitably will depend on many factors, including the successful implementation of our acquisition and greenfield growth strategies and our new information technology system.

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate information technology systems.

We rely heavily on our information technology system to efficiently run our business and it is a key component of our growth strategy. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our technology platform in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, external and internal risks, such as malware, insecure coding, "Acts of God," attempts to penetrate our network, data leakage and human error, pose a direct threat to our information technology systems and operations. Any failure to identify and address such defects or errors could result in loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Correction of such errors could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost.

We must maintain and enhance the reliability and speed of our information technology systems to remain competitive and effectively handle higher volumes of freight through our network. If our information technology systems are unable to manage additional volume for our operations as our business grows, our service levels and operating efficiency could decline. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers' demands, our business and results of operations could be seriously harmed. This could result in a loss of customers and a decline in the volume of freight we receive from customers.

We license an operating system that we are developing into an integrated information technology system for all of our business segments. This new system may not be successful or may not achieve the desired results. We may require additional training or different personnel to successfully implement this system, all of which may result in additional expense, delays in obtaining results or disruptions to our operations. In addition, acquired companies will need to be on-boarded, which may cause additional training or licensing cost and disruption. In such event, our revenue, financial results and ability to operate profitably could be negatively impacted.

If we are unable to expand the number of our sales representatives and independent station agents, or if a significant number of our existing sales representatives and independent station agents leaves us, our ability to increase our revenue could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract and retain sales representatives and independent station agents. Competition for qualified sales representatives and brokerage agents can be intense. We may be unable to attract such persons or retain those that are already associated with us. Any difficulties we experience in expanding or retaining our sales representatives and independent station agents could have a negative impact on our ability to expand our customer base, increase our revenue and continue our growth. Further, a significant increase in the turnover rate among our current sales representatives and independent station agents could also increase our recruiting costs and decrease our operating efficiency.

Our success is dependent on our Chief Executive Officer and other key personnel.

Our success depends on the continuing services of our Chief Executive Officer, Mr. Bradley S. Jacobs. We believe that Mr. Jacobs possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate.

Our senior management team was assembled in 2011 and early 2012 under the guidance of Mr. Jacobs. The team was assembled with a view towards substantial growth, and the size and aggregate compensation of the team increased substantially. The associated significant increase in overhead expense could decrease our margins if we fail to grow substantially.

Not all of our senior management team resides near or works at our headquarters. The geographic distance of the members of our senior management team may impede the team's ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining senior officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely impact our results of operations and prospects.

We depend on third parties in the operation of our business.

In our Freight Forwarding and Freight Brokerage operations, we do not own or control the transportation assets that deliver our customers' freight, and we do not employ the people directly involved in delivering the freight. In our Expedited Transportation operations, we engage independent contractors who own and operate their own equipment. Accordingly, we are dependent on third parties to provide truck, rail, ocean, air, and other transportation services and to report certain events to us, including delivery information and cargo claims. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. Our inability to maintain positive relationships with independent transportation providers could significantly limit our ability to serve our customers on competitive terms. If we are unable to secure sufficient equipment or other transportation services to meet our commitments to our customers or provide our services on competitive terms, our operating results could be materially and adversely affected and our customers could switch to our competitors temporarily or permanently. Many of these risks are beyond our control, including the following:

- equipment shortages in the transportation industry, particularly among contracted truckload carriers;
- interruptions in service or stoppages in transportation as a result of labor disputes;
- changes in regulations impacting transportation; and
- changes in transportation rates.

In our freight forwarding operations, we rely upon both independent station owners and our employees to develop and manage customer relationships and to service the customers.

Our Freight Forwarding operations are provided through a network of independent stations that are owned and operated by independent contractors and through stations managed by our employees. These independent station owners and company employees develop and manage customer relationships, have discretion in establishing pricing, and service the customers through the various modes of transportation made available through our network of third-party transportation providers. We cannot assure you that we will be able to maintain our relationships with these independent station owners or develop in the future relationships with additional independent station owners. Similarly, we cannot assure you that we will be able to retain or effectively motivate our key employees who manage our most significant customer relationships. Since these independent station owners and our employees maintain the relationships with the customers, some customers may decide to terminate their relationship with us if their independent station owner or contact leaves our network. Accordingly, our inability to maintain relationships with these independent station owners and our employees could have a material adverse effect on our results of operations.

In addition, since these independent station owners are independent contractors, we have limited control over their operations and the quality of service that they provide to customers. To the extent that an independent station owner provides poor customer service or otherwise does not meet a customer's expectations, or we encounter a similar situation with our employees, this will reflect poorly on us, and the customer may not use us in the future, which may adversely affect our results of operations.

We derive a significant portion of our revenue from our largest customers, some of which are involved in the highly cyclical automotive industry; our relationships with our customers generally are terminable on short notice and generally do not provide minimum shipping commitments.

While individual customer rankings within our top customers change from time to time, we rely upon our relationships with these large accounts in the aggregate for a significant portion of our revenues. Any interruption or decrease in the business volume awarded by these customers could have a material adverse impact on our revenues and resulting profitability.

Our most significant customers include certain of the large automotive manufacturers, as well as various automotive industry suppliers. These companies have been, and will continue to be, impacted by the changing landscape in the U.S. automotive market, which is highly competitive and historically has been subject to substantial cyclical variation characterized by periods of oversupply and weak demand. Negative trends in the U.S. automotive market or a worsening in the financial condition of automotive manufacturers, or within the associated supplier base, could have a material adverse impact on our revenues and resulting profitability.

Our contractual relationships with our customers generally are terminable by our customers or us on short notice for any reason or no reason. Moreover, our customers generally are not required to provide any minimum shipping commitments. Our failure to retain our existing customers or enter into relationships with new customers could have a material adverse impact on our revenues and resulting profitability.

Higher purchased transportation expenses may result in decreased net revenue margin.

Transportation providers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Factors such as increases in freight demand, decreases in trucking capacity, higher driver wages, increased regulation, and increases in the prices of fuel, insurance, tractors, trailers, and other operating expenses can result in higher purchased transportation expenses to us. Our profitability may decrease if we are unable to increase our pricing to our customers to cover higher expenses, or we may be forced to refuse certain business, which could affect our customer relationships.

Fluctuations in the price or availability of fuel may change our operations structure and resulting profitability.

Fuel expense constitutes one of the greatest costs to our fleet of independent contractor drivers and third-party transportation providers who complete the physical movement of freight we arrange. Fuel prices are highly volatile with the price and availability of all petroleum products subject to economic, political and other market forces beyond our control. As is customary in our industry, most of our customer contracts include fuel surcharge provisions to mitigate the effect of the fuel price increase over base amounts established in the contract. However, these fuel surcharge mechanisms usually do not capture the entire amount of the increase in fuel prices, and they also feature a lag between the payment for the fuel at the pump and collection of the surcharge revenue. Market pressures may limit our ability in the future to assess fuel surcharges. Significant increases in fuel prices would increase our need for working capital to fund payments to our independent contractor drivers and third-party transportation providers. Significant changes in the price or availability of fuel in future periods or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

Increases in independent contractor driver compensation or other difficulties attracting and retaining qualified independent contractor drivers could adversely affect our profitability and ability to maintain or grow our independent contractor driver fleet.

Our Expedited Transportation segment operates through a fleet of exclusive-use vehicles that are owned and operated by independent contractors. These independent contractor drivers are responsible for maintaining their own equipment and paying their own fuel, insurance, licenses and other operating costs. Independent contractor drivers make up a relatively small portion of the pool of all professional drivers in the United States. Turnover and bankruptcy among independent contractor drivers often limit the pool of qualified independent contractor drivers and increase competition for their services. In addition, regulations such as CSA may further reduce the pool of qualified independent contractor drivers. Thus, our continued reliance on independent contractor drivers could limit our ability to grow our ground transportation fleet.

From time to time we experience, and we are currently experiencing, difficulty in attracting and retaining sufficient numbers of qualified independent contractor drivers, and such shortages may recur in the future. Additionally, our agreements with independent contractor drivers are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified independent contractor drivers to replace those who have left our fleet. If we are unable to retain our existing independent contractor drivers or recruit new independent contractor drivers, our business and results of operations could be adversely affected.

The compensation we offer our independent contractor drivers is subject to market conditions and we may find it necessary to continue to increase independent contractor drivers' compensation in future periods, which may be more likely to the extent economic conditions continue to improve. If we are unable to continue to attract and retain a sufficient number of independent contractor drivers, we could be required to adjust our mileage rates and accessorial pay or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our profitability and ability to maintain our size or grow.

A determination by regulators or courts that our independent contractor drivers are employees could expose us to various liabilities and additional costs and our business and results of operations could be adversely affected.

Legislative and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Many states have initiated enforcement programs to increase their revenues from items such as unemployment, workers' compensation and income taxes and a reclassification of independent contractor drivers as employees would help states with these initiatives. Further, class actions and other lawsuits have arisen in our industry seeking to reclassify independent contractor drivers as employees for a variety of purposes, including workers' compensation, wage-and-hour, and health care coverage. Proposed legislation would make it easier for tax and other authorities to reclassify independent contractor drivers as employees. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal, state and local tax, workers' compensation, unemployment benefits, labor and employment laws, including for prior periods, as well as potential liability for penalties and interest, which could have a material adverse effect on our results of operations and financial condition and the ongoing viability of our business model.

We may be subject to various claims and lawsuits that could result in significant expenditures.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment (including wage-and-hour litigation relating to independent contractor drivers, sales representatives, brokerage agents and other individuals), personal injury, property damage, business practices, environmental liability and other matters. During 2012, we spent approximately $2.5 million dollars in litigation-related legal costs. Any material litigation could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We are involved in litigation in the Fourth Judicial District Court of Hennepin County, Minnesota relating to our hiring of former employees of C.H. Robinson Worldwide, Inc. ("CHR"). In the litigation, CHR asserts claims for breach of contract, breach of fiduciary duty and duty of loyalty, tortious interference with contractual relationships and prospective contractual relationships, misappropriation of trade secrets, violation of the federal Computer Fraud and Abuse Act, inducing, aiding, and abetting breaches, and conspiracy. CHR seeks temporary, preliminary and permanent injunctions, as well as direct and consequential damages and attorneys' fees. CHR has asserted that it may seek punitive damages as well. On January 17, 2013, following a hearing, the Court issued an Order Regarding Motion for Temporary Injunction. The Court granted a temporary injunction against us: (a) prohibiting us from using or disclosing information on CHR spreadsheets retained by two individual employees; (b) ordering us to return any information derived from those spreadsheets; (c) prohibiting any former CHR employees at XPO still under the terms of their non-compete agreements from soliciting current CHR employees; (d) prohibiting us from soliciting information about CHR employees from any XPO employee who is still subject to a CHR non-solicitation agreement; and (e) prohibiting us from engaging in business with customers identified on a CHR spreadsheet with whom CHR did more than $100,000 worth of gross revenue in 2011 ("Paragraph 1(e)" of the Order). On January 22, 2013, following our request, the Court issued an Order Staying Imposition of Paragraph 1(e) pending the Court's determination of our request for leave to submit a motion for reconsideration. On February 7, 2013, CHR filed a First Amended Complaint against us and eight individual defendants who are current or former employees of XPO, including our Chief Operating Officer, Senior Vice President – Strategic Accounts and Vice President – Carrier Procurement and Operations. We have until March 21, 2013 to answer or otherwise respond to the First Amended Complaint. We intend to vigorously defend the action in court. The outcome of this litigation is uncertain and could have a material adverse effect on our business and results of operations.

Our operations are subject to varying liability standards that may result in claims being asserted against us.

With respect to our Expedited Transportation and Freight Forwarding operations, we have primary liability to the shipper for cargo loss and damage for certain liabilities caused by our independent contractor drivers. From time to time, our independent contractor drivers, and the drivers engaged by the transportation providers we contract with, are involved in accidents that may result in serious personal injuries or property damage. The resulting types and/or amounts of damages may be excluded by or exceed the amount of insurance coverage maintained by the contracted transportation provider. In our Freight Brokerage operations, we generally are not liable for damage to our customers' cargo or in connection with damages arising in connection with the provision of transportation services. However, in our customer contracts, we may agree to assume cargo and other liability, including liability for the actions of transportation providers to which we broker freight and their employees or independent contractor drivers, or for our actions in retaining them. While we endeavor to limit this exposure to matters arising due to our negligence or misconduct, or to cap our exposure at a stated maximum dollar amount, we are not always able to do so. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, liability claims, or workers' compensation claims, or unfavorable resolutions of claims, could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.

We are subject to regulation beyond our control, which could negatively impact our business.

Our operations are regulated and licensed by various federal and state transportation agencies in the United States and similar governmental agencies in foreign countries in which we operate. These regulatory agencies have authority and oversight of domestic and international transportation services and related activities, licensure, motor carrier operations, safety and security, and other matters. We must comply with various insurance and surety bond requirements to act in the capacities for which we are licensed. Our subsidiaries and independent contractors must also comply with applicable regulations and requirements of such agencies. The "Regulation" section in Item 1 of Part I of this Form 10-K describes the various licenses obtained by us, Express-1, CGL and XPO Air Charter, as well as proposed, pending and adopted regulations that could significantly affect our business, operations, productivity, independent contractors and capital expenditures.

Through our subsidiaries and business units, we hold various licenses required to carry out our domestic and international services. These licenses permit us to provide services as a motor carrier, property broker, indirect air carrier, OTI, NVOCC, freight forwarder and ocean freight forwarder. We also are subject to regulations and requirements promulgated by, among others, the DOT and FMCSA, the DHS through the Bureau of U.S. Customs and Border Protection and the TSA, the FMC, IATA, the Canada Border Services Agency and various other international, domestic, state, and local agencies and port authorities. Our failure to maintain our required licenses, or to comply with applicable regulations, could have a material adverse impact on our business and results of operations.

Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our businesses. Higher costs incurred by us, or incurred by our independent contractors or third party transportation providers who pass the increased costs on to us, as a result of future new regulations could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Seasonality affects our operations and profitability.

The transportation industry experiences seasonal fluctuations. Our results of operations are typically lower for the first quarter of the calendar year relative to our other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to more capacity in the non-expedited and service-critical markets and, in turn, less demand for expedited and premium shipping services. In addition, the productivity of our independent contractors and transportation providers generally decreases during the winter season because inclement weather impedes operations.

Terrorist attacks, anti-terrorism measures and war could have broad detrimental effects on our business operations.

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors and transportation providers or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors and transportation providers, which could have an adverse effect on our results of operations. Congress has mandated 100% security screening of air cargo traveling on passenger airlines effective July 31, 2010, and for ocean freight by July 2012, which may increase costs associated with our air and freight forwarding operations. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

Our ability to raise capital in the future may be limited, and our failure to raise substantial additional capital when needed could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our outstanding preferred stock, convertible senior notes and any future credit agreement limit our operating and financial flexibility.

We are obligated to pay holders of our Series A Convertible Perpetual Preferred Stock quarterly cash dividends equal to the greater of (i) the "as-converted" dividends on the underlying common stock for the relevant quarter, if applicable, and (ii) 4% of the then-applicable liquidation preference per annum. Presently, the aggregate dividends due to holders of our preferred stock are $3.0 million each year. Our preferred stock has an initial liquidation preference of $1,000 per share, for an aggregate liquidation preference of $74.3 million, subject to adjustment in the event of accrued and unpaid dividends. Accordingly, holders of our preferred stock have claim to a substantial portion of our cash flows from operations and liquidity, thereby reducing the availability of our cash flows to fund acquisitions, working capital, capital expenditures, our growth initiatives and other general corporate purposes.

We are obligated to pay holders of our 4.5% Convertible Senior Notes interest semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2013. The notes will mature on October 1, 2017 unless earlier converted or repurchased. The conversion rate was initially 60.8467 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $16.43 per share of common stock) and is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Any future credit agreement may contain certain operating and financial restrictive covenants. Such covenants may limit management's discretion in operating our business and may affect our ability, among other things, to: incur additional debt; pay dividends and make other distributions; prepay subordinated debt; make investments, acquisitions and other restricted payments; create liens; sell assets; and enter into transactions with affiliates. Failure to comply with the covenants under any future credit agreement may have a material adverse impact on our operations. In addition, if we fail to comply with the covenants under any future credit agreement, and are unable to obtain a waiver or amendment, an event of default would result under the applicable credit agreement. We cannot assure you that we would have sufficient liquidity to repay or refinance borrowings if such borrowings were accelerated upon an event of default.

Sales or issuances of a substantial number of shares of our common stock may adversely affect the market price of our common stock.

We anticipate that we will fund future acquisitions or our capital requirements from time to time, in whole or part, through sales or issuances of our common stock or equity-based securities, subject to prevailing market conditions and our financing needs. Future equity financing may dilute the interests of our stockholders, and future sales or issuances of a substantial number of shares of our common stock or other equity-related securities may adversely affect the market price of our common stock. There are securities outstanding presently that are convertible into or exercisable for a substantial number of shares of our common stock. As of March 11, 2013, there were (i) 18,147,182 million shares of our common stock outstanding, (ii) 74,275 shares of Series A Convertible Perpetual Preferred Stock outstanding, which are initially convertible into an aggregate of 10,610,715 shares of our common stock (subject to customary anti-dilution adjustments), (iii) warrants exercisable at any time until September 2, 2021, for an aggregate of 10,714,286 shares of our common stock, at an initial exercise price of $7.00 per share of common stock (subject to customary anti-dilution adjustments), (iv) 2,409,889 shares of our common stock reserved for issuance upon exercise of outstanding stock options or settlement of restricted stock units and (v) 8,749,239 shares reserved for issuance upon conversion of the 4.25% Convertible Senior Notes.

We currently do not intend to pay dividends on our common stock.

We have never paid, and have no immediate plans to pay, cash dividends on our common stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on increasing profitability rather than pay dividends on our common stock. Accordingly, we do not anticipate paying any cash dividends on our common stock in the near future.

Our Chairman and Chief Executive Officer controls a large portion of our stock and has substantial control over us, which could limit other stockholders' ability to influence the outcome of key transactions, including changes of control.

Our Chairman and Chief Executive Officer, Mr. Bradley S. Jacobs, is the managing member of Jacobs Private Equity, LLC ("JPE"), our largest stockholder, and beneficially owns: (i) 67,500 shares of our Series A Convertible Perpetual Preferred Stock held by JPE, which are initially convertible into an aggregate of 9,642,857 shares of our common stock, (ii) warrants held by JPE that are initially exercisable for an aggregate of 9,642,857 shares of our common stock at an exercise price of $7.00 per share, (iii) 28,140 shares of our common stock that are held directly by Mr. Jacobs and (iv) vested employee stock options exercisable for 50,000 shares of our common stock. In total, Mr. Jacobs beneficially owns 19,363,854 shares of our common stock, which represents approximately 52% of our outstanding common stock assuming conversion and exercise of his Series A Convertible Perpetual Preferred Stock, warrants and vested stock options (without reflecting any shares issuable upon conversion of our 4.50% Convertible Senior Notes due October 1, 2017). This significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. Our preferred stock votes together with our common stock on an "as-converted" basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of the preferred stock. In addition, pursuant to the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among JPE, the other investors party thereto and us, Mr. Jacobs, as the managing member of JPE, will have the right to designate for nomination by our board of directors a majority of the members of our board of directors so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 33% of the voting power of our capital stock on a fully-diluted basis, and will have the right to designate for nomination by our board of directors 25% of the members of our board of directors so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 20% of the voting power of our capital stock on a fully-diluted basis. Accordingly, Mr. Jacobs can exert significant influence over our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership and the related contractual rights may have the effect of delaying or preventing a change of control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Because Mr. Jacobs controls a majority of the voting power of our stock, we qualify as a "controlled company" as defined in the NYSE Listed Company Manual, and, as such, we may elect not to comply with certain corporate governance requirements of such stock exchange. We do not currently intend to utilize these exemptions.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

We lease our current executive offices at Five Greenwich Office Park, Greenwich, Connecticut, as well as our national operations center in Charlotte, NC. We own the facility at which we conduct our Expedited Transportation operations in Buchanan, MI. As of March 2013, we also lease numerous other facilities relating to our operations under each of our operating segments, generally ranging from 1,000 to 25,000 square feet of space. These facilities are located in the following 15 states and 3 Canadian provinces: Alabama, Arizona, Indiana, Illinois, Florida, Georgia, Massachusetts, Michigan, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, British Columbia, Ontario and Quebec. We believe that our facilities are sufficient for our current needs and are in good condition in all material respects.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in litigation in the Fourth Judicial District Court of Hennepin County, Minnesota relating to our hiring of former employees of C.H. Robinson Worldwide, Inc. ("CHR"). In the litigation, CHR asserts claims for breach of contract, breach of fiduciary duty and duty of loyalty, tortious interference with contractual relationships and prospective contractual relationships, misappropriation of trade secrets, violation of the federal Computer Fraud and Abuse Act, inducing, aiding, and abetting breaches, and conspiracy. CHR seeks temporary, preliminary and permanent injunctions, as well as direct and consequential damages and attorneys' fees. CHR has asserted that it may seek punitive damages as well.

On August 2, 2012, CHR simultaneously filed a complaint and moved for a temporary restraining order against XPO and two XPO employees. The complaint alleged breach of contract, tortious interference with contractual relationship, misappropriation of trade secrets, breach of fiduciary duty and duty of loyalty, and inducing, aiding and abetting breaches of employees' duties to CHR. The complaint sought temporary, preliminary and permanent injunctions, as well as direct and consequential damages and attorneys' fees. Following a hearing, on August 23, 2012, the Court issued an order denying CHR's motion for a temporary restraining order with respect to XPO and granting the order with respect to the individual defendants. Specifically, the Court enjoined the individual defendants from violating the terms of their non-competition contracts with CHR. The Court also ordered expedited discovery and set the matter for a temporary injunction hearing.

On January 17, 2013, following another hearing, the Court issued an Order Regarding Motion for Temporary Injunction. The Court granted a temporary injunction against XPO: (a) prohibiting XPO from using or disclosing information on CHR spreadsheets retained by two individual employees; (b) ordering XPO to return any information derived from those spreadsheets; (c) prohibiting any former CHR employees at XPO still under the terms of their non-compete agreements from soliciting current CHR employees; (d) prohibiting XPO from soliciting information about CHR employees from any XPO employee who is still subject to a CHR non-solicitation agreement; and (e) prohibiting XPO from engaging in business with customers identified on a CHR spreadsheet with whom CHR did more than $100,000 worth of gross revenue in 2011 ("Paragraph 1(e)" of the Order). The Court also granted a temporary injunction with respect to one of the individual defendants, and denied it as to the other.

On January 18, 2013, XPO requested a stay of Paragraph 1(e) and requested permission to submit a motion for reconsideration with respect to Paragraph 1(e). The same day, the Court granted XPO's request and, on January 22, 2013, the Court issued an Order Staying Imposition of Paragraph 1(e) pending the Court's determination of XPO's request for leave to submit a motion for reconsideration. As of the date hereof, the Court has not determined whether it will permit XPO to submit a motion for reconsideration of Paragraph 1(e) and the stay of Paragraph 1(e) remains in effect.

On February 7, 2013, CHR filed a First Amended Complaint against XPO and eight individual defendants who are current or former employees of XPO, including XPO's Chief Operating Officer, Senior Vice President – Strategic Accounts and Vice President—Carrier Procurement and Operations. XPO has until March 21, 2013 to answer or otherwise respond to the First Amended Complaint.

We intend to vigorously defend the action in court. The outcome of this litigation is uncertain and could have a material adverse effect on our business and results of operations.

We are a party to a variety of other legal actions, both as a plaintiff and as a defendant that arose in the ordinary course of business, and may in the future become involved in other legal actions. We do not currently expect any of these matters or these matters in the aggregate to have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows.

We carry liability and excess umbrella insurance policies that we deem sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. In the event we are required to satisfy a legal claim in excess of the coverage provided by this insurance, our financial condition, results of operations and cash flows could be negatively impacted.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Price Range of Common Stock

Our common stock is traded on NYSE under the symbol "XPO." The table below sets forth the high and low closing sales prices (adjusted for the 4-for-1 reverse stock split effected September 2, 2011) for our common stock for the quarters included within 2011 and 2012 and through March 11, 2013.

	High	Low
2011		
1st quarter	$12.12	$ 8.48
2nd quarter	13.28	8.28
3rd quarter	17.00	7.67
4th quarter	12.66	6.98
2012		
1st quarter	$18.34	$11.35
2nd quarter	19.02	15.25
3rd quarter	16.50	11.93
4th quarter	17.38	11.60
2013		
1st quarter (through March 11, 2013)	$18.59	$16.60

As of March 11, 2013, there were approximately 9,700 holders of our common stock, based upon data available to us from our proxy solicitor, transfer agent and market maker for our common stock. We have never paid, and have no immediate plans to pay, cash dividends on our common stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on improving profitability rather than for paying dividends on our common stock. Accordingly, we do not anticipate paying any cash dividends on our common stock in the near future. Future payment of dividends on our common stock would depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

The graph below compares the cumulative 5-year total return of holders of our common stock with the cumulative total returns of the Russell 2000 Index, and the Dow Jones Transportation Average Index. The graph tracks the performance of a $100 investment in our common stock and in each index from 12/31/2007 to 12/31/2012.



$400
$350
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
XPO Logistics, Inc.
Russell 2000
Dow Jones Transportation Average

	12/07	12/08	12/09	12/10	12/11	12/12
XPO Logistics, Inc.	$100	$93	$104	$208	$251	$353
Russell 2000	$100	$65	$ 82	$102	$ 97	$111
Dow Jones Transportation Average	$100	$77	$ 90	$112	$110	$116

Equity Compensation Plan

Certain information with respect to our equity compensation plans is set forth in Item 12 of this Annual Report on Form 10-K.

ITEM 6. *SELECTED FINANCIAL DATA*

This table includes selected financial data for the last five years. This financial data should be read together with our audited Consolidated Financial Statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other financial data appearing elsewhere in this Annual Report.

XPO Logistics, Inc.
(In thousands)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Consolidated Statements of Operations Data:					
Operating revenue	$278,591	$177,076	$157,987	$100,136	$109,462
Gross margin	40,826	29,778	27,400	16,740	17,834
(Loss) income from continuing operations	(20,339)	759	4,888	1,690	2,817
Income from discontinued operations	—	—	—	15	339
Preferred stock beneficial conversion charge	—	(44,211)	—	—	—
Cumulative preferred dividends	(2,993)	(1,125)	—	—	—
Net (loss) income available to common stockholders	$ (23,332)	$ (44,577)	$ 4,888	$ 1,705	$ 3,156
(Loss) Earnings per share					
Basic	$ (1.49)	$ (5.41)	$ 0.61	$ 0.21	$ 0.40
Diluted	(1.49)	(5.41)	0.59	0.21	0.40
Weighted average common shares outstanding					
Basic	15,694	8,247	8,060	8,009	7,863
Diluted	15,694	8,247	8,279	8,042	7,939
Consolidated Balance Sheet Data:					
Working capital	$271,907	$ 83,070	$ 12,314	$ 970	$ 4,428
Total assets	$413,208	$127,641	$ 56,672	$ 49,039	$ 41,682
Convertible senior notes	$108,280	—	—	—	—
Total long-term debt and capital leases	$109,447	$ 2,129	$ 6,512	$ 1,428	$ 4,955
Preferred stock	$ 42,794	$ 42,794	$ —	$ —	$ —
Stockholder's equity	$245,059	$108,360	$ 34,013	$ 28,404	$ 26,527

We effected a 4-for-1 reverse stock split on September 2, 2011. All share and per share amounts have been adjusted to reflect the reverse stock split. Results for the fiscal year ended December 31, 2011 reflect the beneficial conversion feature of $44.2 million on the Series A Preferred Stock that was recorded as a deemed distribution during the third quarter of 2011, as described in Item 7 below.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion in conjunction with Part I, including matters set forth under Item 1A, "Risk Factors", of this Annual Report, and our audited Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements. You should refer to the "Cautionary Statement Regarding Forward-Looking Statements" set forth in Part I, Item 1A of this Annual Report.

Executive Summary

XPO Logistics, Inc., a Delaware corporation, and its subsidiaries (collectively, the "Company", "we", "our" or "us"), is a non-asset based transportation services provider. We do not own trucks, airplanes or ships. We act as a middleman between shippers and carriers who outsource their transportation logistics to us as a third-party broker. As of December 31, 2012, we operated at 55 locations: 33 Company-owned branches and 22 agent-owned offices.

Our services are offered through three distinct business segments. The first segment, Freight Brokerage, places shippers' freight with qualified carriers. The second segment, Expedited Transportation, provides urgent freight transportation via independent contractors and air carriers. Our third segment, Freight Forwarding, arranges domestic and international shipments using ground, air and ocean transport through a network of agent-owned and Company-owned locations.

In September 2011, following the equity investment in the Company led by Jacobs Private Equity, LLC, we began to implement a three-pronged strategy to leverage our strengths—including management expertise, operational scale and substantial capital resources—with the goal of significant growth and value creation.

Our growth strategy has three main components:

- ***Acquisitions***. During 2012, we acquired the following non-asset based transportation logistics providers:
  - *Turbo Logistics*—On October 24, 2012, we purchased substantially all of the assets of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (together, "Turbo");
  - *BirdDog Logistics*—On October 1, 2012, we purchased certain assets of BirdDog Logistics, Inc. ("BirdDog");
  - *Kelron Logistics*—On August 3, 2012, we purchased all of the outstanding capital stock of Kelron Corporate Services Inc. and certain related entities (collectively, "Kelron"); and
  - *Continental Freight*—On May 8, 2012, we purchased all of the outstanding capital stock of Continental Freight Services, Inc. ("Continental").
- ***Cold-starts***. We opened 15 cold-starts from September 2011 through December 31, 2012, including eight in our Freight Brokerage business segment. We plan to continue to open cold-start locations with a focus on growing our Freight Brokerage business network.
- ***Optimization of operations***. In March 2012, we opened a national operations center in Charlotte, NC—a critical component of our infrastructure. The operations center incorporates shared services for back office functions, and provides centralized carrier procurement as a resource for our brokerage branches.

Convertible Debt Offering

On September 26, 2012, we completed a registered underwritten public offering of 4.50% Convertible Senior Notes due October 1, 2017, in an aggregate principal amount of $125.0 million. On October 17, 2012, the underwriters exercised the overallotment option to purchase $18.8 million additional principal amount of the convertible senior notes. We received $138.5 million in net proceeds after underwriting discounts, commissions and expenses were paid. The convertible senior notes were allocated to long-term debt and equity in the amounts of $106.8 million and $31.7 million, respectively. These amounts are net of debt issuance costs of $4.1 million for debt and $1.2 million for equity.

We are obligated to pay holders of our 4.5% Convertible Senior Notes interest semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2013. The notes will mature on October 1, 2017 unless earlier converted or repurchased. The conversion rate was initially 60.8467 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $16.43 per share of common stock) and is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

Common Stock Offering

On March 20, 2012, we closed a registered underwritten public offering of 9,200,000 shares of common stock (the "Offering"), including 1,200,000 shares issued and sold as a result of the full exercise of the underwriters' overallotment option, at a price of $15.75 per share. We received $137.0 million in net proceeds from the Offering after underwriting discounts and estimated expenses.

Equity Investment

In September 2011, pursuant to the Investment Agreement, we issued, for $75.0 million in cash: (i) an aggregate of 75,000 shares of our Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"), which are initially convertible into an aggregate of 10,714,286 shares of our common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of our common stock at an initial exercise price of $7.00 per common share (the "Warrants"). We refer to this investment as the "Equity Investment." See Note 7 to our audited Consolidated Financial Statements in Item 8 of this Annual Report.

The conversion feature of the Series A Preferred Stock was determined to be a beneficial conversion feature ("BCF") based on the effective initial conversion price and the market value of our common stock at the commitment date for the issuance of the Series A Preferred Stock. Generally accepted accounting principles in the United States ("US GAAP") require that we recognize the BCF related to the Series A Preferred Stock as a discount on the Series A Preferred Stock and amortize such amount as a deemed distribution through the earliest conversion date. The calculated value of the BCF was in excess of the relative fair value of net proceeds allocated to the Series A Preferred Stock. Accordingly, during the third quarter of 2011 we recorded a discount on the Series A Preferred Stock of $44.2 million with immediate recognition of this amount as a deemed distribution because the Series A Preferred Stock is convertible at any time.

Other Reporting Disclosures

This discussion and analysis also refers time to time to our Freight Brokerage international operations. These brokered shipments may originate in either the United States or Canada and are largely attributable to our recent acquisition of Kelron. These services are provided to both U.S. and Canadian customers who primarily pay in their home currency.

This discussion and analysis refers from time to time to Expedited Transportation's international operations. These operations involve the transportation of freight shipments that originate in or are delivered to either Canada or Mexico. These freight shipments either originate in or are delivered to the United States, and therefore only a portion of the freight movement actually takes place in Canada or Mexico. This service is provided to domestic customers who pay primarily in U.S. dollars. We discuss this freight separately because our Expedited Transportation segment has developed an expertise in cross-docking freight at the border through the utilization of Canadian and Mexican carriers, and this portion of our business has seen significant growth.

This discussion and analysis also refers from time to time to our Freight Forwarding international operations. These freight movements also originate in or are delivered to the United States and are primarily paid for in U.S. dollars.

The expedited transportation industry commonly negotiates both fuel surcharges charged to its customers as well as fuel surcharges paid to its carriers. In our Expedited Transportation segment, fuel surcharges are determined on a negotiated customer-by-customer basis and are primarily based on a fuel matrix based on the Department of Energy fuel price index. Fuel surcharge revenue is charged to our customers to provide for variable costs associated with changing fuel prices. Independent contractors and brokered carriers are responsible for the cost of fuel, and therefore are paid a fuel surcharge by us to offset their variable cost of fuel. The fuel surcharge payment is expensed as incurred and included in our cost of transportation. Because fuel surcharge revenue varies based on negotiated customer rates and the overall mix of business, and because our fuel surcharge expense is applied on a consistent basis, gross margin and our gross margin percentage attributable to fuel surcharges will vary from period to period. The impact of fuel surcharge revenue and expense is discussed within management's discussion and analysis of our Expedited Transportation business unit.

Within our other two business units, Freight Forwarding and Freight Brokerage, fuel charges to our customers are not commonly negotiated and identified separately from total revenue and the associated cost of transportation. Although fuel costs are factored into overall pricing of these services, they are not typically separately identified by carriers and therefore we have not included an analysis of fuel surcharges for these two operating segments. We believe this is a common practice within the freight forwarding and freight brokerage business sectors.

XPO Logistics, Inc.
Consolidated Statement of Operations
For the Year Ended December 31,
(In thousands)

				Percent of Revenue		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Revenue						
Operating revenue	$278,591	$177,076	$157,987	100.0%	100.0%	100.0%
Direct expense						
Transportation services	224,035	133,007	117,625	80.4%	75.1%	74.5%
Station commissions	9,321	11,098	10,724	3.3%	6.3%	6.8%
Other direct expense	4,409	3,193	2,238	1.6%	1.8%	1.4%
Total direct expense	237,765	147,298	130,587	85.3%	83.2%	82.7%
Gross margin	40,826	29,778	27,400	14.7%	16.8%	17.3%
SG&A expense						
Salaries & benefits	39,278	16,338	12,039	14.1%	9.2%	7.6%
Purchased services	15,388	6,733	2,519	5.5%	3.8%	1.6%
Other SG&A expense	11,616	3,937	3,223	4.2%	2.2%	2.0%
Depreciation & amortization	2,508	1,046	1,173	0.9%	0.6%	0.7%
Total SG&A expense	68,790	28,054	18,954	24.7%	15.8%	12.0%
Operating (loss) income	(27,964)	1,724	8,446	-10.0%	1.0%	5.3%
Other expense	363	56	140	0.1%	0.0%	0.1%
Interest expense	3,207	191	205	1.2%	0.1%	0.1%
(Loss) income before income tax	(31,534)	1,477	8,101	-11.3%	0.8%	5.1%
Income tax (benefit) provision	(11,195)	718	3,213	-4.0%	0.4%	2.0%
Net (loss) income	$ (20,339)	$ 759	$ 4,888	-7.3%	0.4%	3.1%

Consolidated Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our consolidated revenue for 2012 increased 57.3% to $278.6 million from $177.1 million in 2011. This increase was driven largely by the increased revenues in Freight Brokerage due to the acquisitions of Turbo, BirdDog, Kelron and Continental, as well as the revenue attributable to our eight Brokerage cold-start locations opened since December 2011.

Direct expense is primarily attributable to the cost of procuring freight transportation services for our customers and commissions paid to independent station owners in our freight forwarding business. Our non-asset operating model provides transportation capacity through variable cost third-party transportation arrangements, therefore enabling us to be flexible to adapt to changes in economic or industry conditions. Our primary means of providing capacity are through our base of independent owner operators in Expedited Transportation and our network of independent ground, ocean and air carriers in Freight Forwarding and Freight Brokerage. We view this operating model as a strategic advantage due to its flexibility, particularly in uncertain economic conditions.

Total gross margin dollars for 2012 increased 37.1% to $40.8 million from $29.8 million in 2011. As a percentage of revenue, gross margin was 14.7% in 2012 as compared to 16.8% in 2011. The decrease in gross margin as a percentage of revenue is attributable primarily to increased revenues in our Freight Brokerage segment, which typically experiences lower margins than our other operations. Freight Brokerage's gross margins also have been negatively impacted by our eight cold-start sales offices, which are still in the start-up phase.

Selling, general and administrative ("SG&A") expense as a percentage of revenue was 24.7% in 2012, as compared to 15.8% in 2011. SG&A expense increased by $40.6 million in 2012 compared to 2011, due to significant growth initiatives, including four acquisitions, sales force recruitment, costs associated with our new Freight Brokerage offices, and an increase in Corporate SG&A.

Our effective income tax rates in 2012 and 2011 were (35.5%) and 48.6%, respectively. The significant difference between the tax rates is due to prior period tax charges incurred in 2011.

The reduction in net income was due primarily to higher SG&A expenses associated with significant growth initiatives, including sales force recruitment, costs associated with our new Freight Brokerage offices, and an increase in Corporate SG&A.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

In total, our consolidated revenue in 2011 increased 12.1% to $177.1 million from $158.0 million in 2010. This growth was driven primarily by increased international revenues in our Expedited Transportation unit and continued strong growth in our Freight Brokerage unit.

Total gross margin dollars in 2011 increased 8.7% to $29.8 million as compared to $27.4 million in 2010. As a percentage of revenue, gross margin was 16.8% as compared to 17.3% in 2010. The decrease in gross margin can be attributed primarily to the following items:

- International shipments in Expedited Transportation tend to be higher revenue transactions than domestic shipments, but historically have generated a lower gross margin percentage. As international business becomes a larger component of our revenue, we expect to experience continuing decreases in gross margin percentage as our business mix shifts.
- Freight Brokerage historically has a lower gross margin percentage compared with Expedited Transportation. As our business mix shifts toward Freight Brokerage in the future, we expect to experience continuing decreases in gross margin percentage.

SG&A expense as a percentage of revenue was 15.8% in 2011, as compared to 12.0% in 2010. Overall, SG&A expense increased by $9.1 million in 2011 compared to 2010, resulting from an increase of $4.2 million in purchased services, of which approximately $1.0 million represented indirect expenses associated with the Equity Investment and $1.9 million represented recruiting and other costs related to new executive team appointments. Salary and benefit costs increased by $3.1 million related primarily to our investment in additional salespeople at Freight Brokerage and Freight Forwarding and the new executive team appointments, of which $850,000 were one-time guarantees recorded during the fourth quarter of 2011. Additionally, other SG&A costs were up $1.9 million mainly due to equity compensation expense of approximately $0.9 million recorded in the fourth quarter of 2011 related to equity grants for the new executive team.

Our effective income tax rate in 2011 and 2010 was 48.6% and 39.7%, respectively. The increase in the rate in 2011 is due to prior period tax charges incurred in 2011.

The Company finished 2011 with $0.8 million in net income, an 84.5% decrease when compared to $4.9 million in 2010. Investment in the new executive team and corporate infrastructure, which includes payroll, equity compensation and professional fees, and indirect transaction costs related to the Equity Investment contributed to the reduction in net income.

Freight Brokerage
Statement of Operations Data
For the Year Ended December 31,
(In thousands)

				Percent of Revenue		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Revenue						
Operating revenue	$125,121	$29,186	$19,994	100.0%	100.0%	100.0%
Direct expense						
Transportation services	108,507	24,434	16,675	86.7%	83.7%	83.4%
Other direct expense	489	55	10	0.4%	0.2%	0.1%
Total direct expense	108,996	24,489	16,685	87.1%	83.9%	83.5%
Gross margin	16,125	4,697	3,309	12.9%	16.1%	16.5%
SG&A expense						
Salaries & benefits	15,170	2,484	1,761	12.1%	8.5%	8.8%
Purchased services	1,694	148	98	1.4%	0.5%	0.5%
Other SG&A expense	3,590	716	554	2.9%	2.5%	2.8%
Depreciation & amortization	1,223	44	31	1.0%	0.2%	0.2%
Total SG&A expense	21,677	3,392	2,444	17.3%	11.6%	12.2%
Operating (loss) income	(5,552)	1,305	865	-4.4%	4.5%	4.3%

Freight Brokerage

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue in our Freight Brokerage segment increased by 328.7% to $125.1 million in 2012 compared to $29.2 million in fiscal year 2011. Revenue growth was primarily due to the acquisitions of Turbo, BirdDog, Kelron and Continental, as well as an increase in volumes at our eight cold-start sales offices during the year ended December 31, 2012. Year-over-year headcount increased by 560 sales and procurement personnel within Freight Brokerage.

Freight Brokerage's gross margin dollars increased 243.3% to $16.1 million in 2012 from $4.7 million in 2011. As a percentage of revenue, Freight Brokerage's gross margin was 12.9% in 2012, compared to 16.1% in 2011. The decrease in gross margin as a percentage of revenue was due primarily to our eight cold-start sales offices, which are still in the start-up phase.

SG&A expense increased 536.1% to $21.6 million in 2012 from $3.4 million in 2011. The increase in SG&A expense was associated with the addition of Turbo, Kelron, Continental and BirdDog, as well as investments in sales force recruitment and the opening of new offices.

Our Freight Brokerage operations generated an operating loss of $5.6 million in 2012 compared to operating income of $1.3 million in 2011. The reduction in operating income was attributable to the increase in SG&A expense and the lower gross margin percentage associated with our cold-start sales offices.

Management's growth strategy for Freight Brokerage is based on:

- Selective acquisitions of non-asset based freight brokerage firms that would benefit from our scale and potential access to capital;
- The opening of new freight brokerage sales offices;
- Investment in an expanded sales and service workforce;
- Technology investments to improve efficiency in sales, freight tracking and carrier procurement; and
- The integration of industry best practices, with specific focus on better leveraging our scale and lowering administrative overhead.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue in our Freight Brokerage segment increased by 46.0% to $29.2 million in 2011 compared to $20.0 million in 2010. Revenue growth was primarily due to the expansion of the Freight Brokerage customer base resulting from an increase in salesperson headcount.

Freight Brokerage's gross margin dollars increased 41.9% to $4.7 million in 2011 from $3.3 million in 2010. As a percentage of revenue, Freight Brokerage gross margin was relatively flat at 16.1% in 2011, compared to 16.5% in 2010.

SG&A expense increased 38.8% to $3.4 million in 2011 from $2.4 million in 2010. The increase in SG&A expense was associated with the increase in salaries and benefits of $0.7 million for full year 2011 as compared to 2010, due primarily to our investments in new salespeople and sales commissions related to the volume growth.

Our Freight Brokerage operations generated operating income of $1.3 million in 2011 compared to operating income of $0.9 million in 2010. The increase in operating income was due to the increased gross margin dollars.

Expedited Transportation
Summary Financial Table
For the Year Ended December 31,
(In thousands)

	2012	2011	2010	Percent of Revenue 2012	2011	2010
Revenue						
Operating revenue	$94,008	$87,558	$76,644	100.0%	100.0%	100.0%
Direct expense						
Transportation services	73,376	66,267	57,129	78.1%	75.7%	74.5%
Other direct expense	3,738	2,998	2,097	4.0%	3.4%	2.7%
Total direct expense	77,114	69,265	59,226	82.0%	79.1%	77.3%
Gross margin	16,894	18,293	17,418	18.0%	20.9%	22.7%
SG&A expense						
Salaries & benefits	6,613	6,854	7,061	7.0%	7.8%	9.2%
Purchased services	1,015	1,426	1,249	1.1%	1.6%	1.6%
Other SG&A expense	2,121	1,411	1,008	2.3%	1.6%	1.3%
Depreciation & amortization	320	403	494	0.3%	0.5%	0.6%
Total SG&A expense	10,069	10,094	9,812	10.7%	11.5%	12.8%
Operating income	6,825	8,199	7,606	7.3%	9.4%	9.9%

Note: Total depreciation and amortization for the Expedited Transportation operating segment, included in both direct expense and SG&A, was $0.5 million, $0.6 million and $0.7 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Expedited Transportation

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue in our Expedited Transportation segment increased 7.4% to $94.0 million in 2012 from $87.6 million in 2011. This growth was driven by an increase in temperature control and international revenue as well as an increase in air charter revenue related to a customer project completed in the first quarter of 2012.

During 2012, fuel surcharge revenue represented 14.9% of total Expedited Transportation revenue, compared to 16.4% in 2011.

Direct expenses consist primarily of payments to independent contractors for transportation services, insurance and truck leasing expense. Expedited Transportation gross margin dollars decreased 7.6% to $16.9 million in 2012 from $18.3 million in 2011. As a percentage of revenue, Expedited Transportation gross margin was 18.0% in 2012, compared to 20.9% in 2011. The decrease in gross margin as a percentage of revenue primarily reflects higher rates paid to independent fleet owners and owner-operators, effective March 1, 2012, and an increase in costs associated with fleet recruiting initiatives.

SG&A expense remained flat at $10.1 million in 2012 compared to 2011. As a percentage of revenue, SG&A expense decreased to 10.7% in 2012 compared to 11.5% in 2011.

Operating income decreased to $6.8 million in 2012 compared to $8.2 million in 2011. The decrease in operating income was primarily related to the decrease in gross margin as a percent of revenue and an increase in SG&A, as described above.

Management's growth strategy for our Expedited Transportation segment is based on:

- Targeted investments to expand the sales and service workforce, in order to capture key opportunities in specialized areas (*e.g.*, cross-border, refrigeration and air charter);

- An increased focus on carrier recruitment and retention, as well as improved utilization of the current carrier fleet;
- Technology upgrades to improve efficiency in sales and carrier procurement; and
- Selective acquisitions of non-asset based expedited businesses that would benefit from our scale and potential access to capital.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue in our Expedited Transportation segment increased 14.2% to $87.6 million in 2011 from $76.6 million in 2010. As the international component of our Expedited Transportation unit increased during 2011, Mexican and Canadian cross-border freight represented 24.2% of segment revenue in 2011, compared to 20.1% of segment revenue in 2010.

During 2011, rising fuel prices positively impacted our revenue as fuel charge revenues represented 16.4% of our revenue as compared to 12.3% in 2010.

Expedited Transportation gross margin dollars increased 5.0% to $18.3 million in 2011 from $17.4 million in 2010. As a percentage of revenue, Expedited Transportation gross margin was 20.9% in 2011, compared to 22.7% in 2010. Gross margin decreased primarily due to the following:

- The increase in international transactions, which are typically higher revenue shipments at a lower gross margin percentage than our domestic transactions;
- A higher percentage of shipments placed through brokered carriers, associated mainly with the growth in international business. All cross-border moves are handled by brokered carriers; and
- Expedited Transportation results in the third quarter of 2010 were positively impacted by floods in Mexico that generated significantly higher margins than normal.

Historically, the utilization of brokered carriers has enabled our Expedited Transportation unit to handle peak volume periods for its customers while building its fleet of independent contractor drivers. Brokered carriers also are utilized to more efficiently handle freight that crosses into Canada or Mexico. This component of Expedited Transportation's purchased transportation costs is critical to our ongoing success; however, gross margin percentages relating to this business are typically lower than margins associated with our own fleet of independent contractor drivers. During 2011, 32.5% of our Expedited Transportation unit's revenue was carried by brokered carriers as compared to 29.6% in 2010. The increase was due primarily to the growth of our international business.

SG&A expense increased 2.9% to $10.1 million in 2011 from $9.8 million in 2010. As a percentage of revenue, SG&A expense was 11.5% in 2011, compared to 12.8% in 2010. The decrease in SG&A as a percentage of revenues was driven by improved leverage as our 2011 Expedited Transportation revenues increased $11.0 million as compared to 2010, with a 2.9% increase during 2011 of $0.3 million in SG&A expenses as compared to 2010.

Operating income increased to $8.2 million in 2011 compared to $7.6 million in 2010. The increase in operating income was primarily related to the factors described above.

Freight Forwarding
Summary Financial Table
For the Year Ended December 31,
(In thousands)

	2012	2011	2010	Percent of Revenue 2012	2011	2010
Revenue						
Operating revenue	$67,692	$65,148	$65,222	100.0%	100.0%	100.0%
Direct expense						
Transportation services	50,381	47,122	47,694	74.4%	72.3%	73.1%
Station commissions	9,321	11,098	10,724	13.8%	17.0%	16.4%
Other direct expense	182	140	131	0.3%	0.2%	0.2%
Total direct expense	59,884	58,360	58,549	88.5%	89.6%	89.8%
Gross margin	7,808	6,788	6,673	11.5%	10.4%	10.2%
SG&A expense						
Salaries & benefits	4,050	2,897	2,670	6.0%	4.4%	4.1%
Purchased services	597	432	228	0.9%	0.7%	0.3%
Other SG&A expense	1,479	1,339	1,264	2.2%	2.1%	1.9%
Depreciation & amortization	574	575	629	0.8%	0.9%	1.0%
Total SG&A expense	6,700	5,243	4,791	9.9%	8.0%	7.3%
Operating income	1,108	1,545	1,882	1.6%	2.4%	2.9%

Freight Forwarding

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue in our Freight Forwarding segment increased 3.9% to $67.7 million in 2012 from $65.1 million in 2011. The increase was the result of higher revenues at our Company-owned branches.

Direct expense consists primarily of payments for purchased transportation and commissions paid to Freight Forwarding's independently-owned stations. Freight Forwarding's gross margin dollars increased 15.0% to $7.8 million in 2012 from $6.8 million in 2011. As a percentage of revenue, Freight Forwarding gross margin increased to 11.5% in 2012 as compared to 10.4% in 2011. The increase is due to the increase in revenues at our Company-owned branches, which yield higher margins than our independently-owned stations as commission expense is not incurred as a direct cost for the Company-owned branches.

SG&A expense increased 27.8% to $6.7 million in 2012 from $5.2 million in 2011. As a percentage of revenue, SG&A expense increased to 9.9% in 2012 as compared to 8.0% in 2011. The increase in SG&A expense is mainly due to the investment associated with opening our Company-owned branches in Chicago, IL, Houston, TX, Los Angeles, CA, Minneapolis, MN, Charlotte, NC, and Atlanta, GA.

As of December 31, 2012, Freight Forwarding had 27 locations, consisting of 19 independently-owned stations and eight Company-owned branches. This compares to 25 locations as of December 31, 2011, consisting of 23 independently-owned stations and two Company-owned branches.

Operating income decreased to $1.1 million in 2012 compared to $1.5 million in 2011. The reduction in operating income was primarily related to the increase in SG&A expense, as described above.

Management's growth strategy for Freight Forwarding is based on:

- Plans to open new offices in key U.S. markets, which will consist of both Company-owned branches and independently-owned stations;
- Growth of international shipments, with a focus on Asia and Latin America;

- Technology upgrades to improve efficiency in sales and carrier procurement; and
- Selective acquisitions of complementary, non-asset based freight forwarding businesses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue in our Freight Forwarding segment decreased 0.1% to $65.1 million in 2011 from $65.2 million in 2010. The gains in the first six months of 2011 were offset in the last six months of 2011 by certain lost revenue from larger customers and specific project work from 2010.

Direct expense consists primarily of payments for purchased transportation and commissions paid to Freight Forwarding's independently-owned stations. As a percentage of revenue, Freight Forwarding's gross margin was flat at 10.4% in 2011, compared to 10.2% in 2010.

SG&A expense increased 9.4% to $5.2 million in 2011 from $4.8 million in 2010. As a percentage of revenue, SG&A expense was 8.0% in 2011 as compared to 7.3% in 2010. The increase in SG&A expense is mainly due to an increase in purchased services and our investments in additional salespeople.

Operating income decreased to $1.5 million in 2011 compared to $1.9 million in 2010. The reduction in operating income was primarily related to the increase in SG&A expense, as described above.

As of December 31, 2011 and December 31, 2010, the Company maintained a network of 23 independent offices and two Company-owned branches.

XPO Corporate
Summary of Selling, General and Administrative Expense
For the Year Ended December 31,
(In thousands)

	2012	2011	2010	Percent of Revenue 2012	2011	2010
SG&A expense						
Salaries & benefits	$13,445	$4,103	$ 547	4.8%	2.3%	0.3%
Purchased services	12,082	4,727	944	4.3%	2.7%	0.6%
Other SG&A expense	4,425	471	397	1.6%	0.3%	0.3%
Depreciation & amortization	391	24	19	0.1%	0.0%	0.0%
Total SG&A expense	$30,343	$9,325	$1,907	10.9%	5.3%	1.2%

Corporate

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Corporate SG&A expense in 2012 increased by $21.0 million compared to 2011. As a percentage of consolidated revenue, Corporate SG&A expense was 10.9% in fiscal year 2012, compared with 5.3% in 2011. The increase was driven by a higher headcount in corporate shared services as well as higher purchased services and other SG&A expense. Included in the salaries and benefits increase is additional stock compensation expense of $3.2 million over prior year. Purchased services in 2012 included $2.9 million of acquisition-related transaction costs, $2.5 million of litigation-related legal costs, and $2.0 million for compliance costs. Other operating expense increased primarily due to increased travel costs and costs associated with our acquisitions strategy such as due diligence, accounting services and integration cost as well as facility costs that are due to our increase in headcount.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total SG&A expense in 2011 increased by $7.4 million as compared to 2010. As a percentage of revenue, total SG&A expense increased to 5.3% in 2011, compared with 1.2% in 2010. Approximately $3.7 million of the full-year 2011 increase related to the Equity Investment and executive team appointments described above, of which approximately $1.2 million was recorded in the quarter ended December 31, 2011. For the fourth quarter of 2011, Corporate costs were $4.8 million.

Liquidity and Capital Resources

General

As of December 31, 2012, we had $271.9 million of working capital, including cash of $252.3 million, compared to working capital of $83.1 million, including cash of $74.0 million, as of December 31, 2011. This increase of $188.8 million in working capital during the year was due to the receipt of $137.0 million of net proceeds from the Offering, which closed on March 20, 2012, and $138.5 million from the 4.5% Convertible Senior Notes issued on September 26, 2012, including the overallotment option exercise on October 17, 2012, offset by the investments to acquire Turbo, BirdDog, Kelron and Continental and cash used in operations. As of December 31, 2012, our cash balances were held in cash depository and money market accounts at five financial institutions.

During 2012, we funded operations, capital expenditures and preferred stock dividends through cash on hand. We continually evaluate our liquidity requirements, capital needs and availability of capital resources based on our operating needs and our planned growth initiatives. In addition to our existing cash balances and net cash provided by operating activities, in certain circumstances we may also use debt financings and issuances of equity or equity-related securities to fund our operating needs and growth initiatives.

We believe that our existing cash balances will be sufficient for the next twelve months to finance our existing operations and growth initiatives.

Cash Flow

During 2012, $24.3 million was used in cash from operations compared to the generation of $6.6 million in 2011. The primary use of cash for the period was payment of SG&A expenses incurred as a result of our growth strategy and transportation services.

Cash generated from revenue equaled $264.8 million in 2012 as compared to $178.7 million in 2011. Cash flow increases are related primarily to volume increases between the periods ended December 31, 2012 and 2011.

Cash used for payment of transportation services in 2012 equaled $223.0 million as compared to $148.3 million in 2011. The increase in cash outflows between the two periods directly correlates to the increase in revenues between the two periods.

Other operating uses of cash included SG&A items, which equaled $67.2 million and $23.4 million in 2012 and 2011, respectively. Significant SG&A items include payroll and purchased services. Payroll expense equaled $31.3 million in 2012 compared to $13.6 million for the same period in 2011. Noncash compensation expense equaled $4.4 million in 2012 compared to $1.2 in 2011. Included in the $31.3 million in payroll expense is $0.7 million of management bonuses accrued during the period, which will be paid in future periods.

Investing activities used approximately $64.7 million during 2012 compared to a use of $1.2 million from these activities during 2011. During the current period, $57.2 million was used for acquisitions, $7.0 million was used to purchase fixed assets and $0.5 million was used to make the final earn-out payment to the former owners of LRG International. During the same period in 2011, we used $0.5 million to make an earn-out payment and $0.8 million to purchase fixed assets.

Financing activities generated approximately $267.2 million in 2012, compared to $68.0 million in 2011. Our main source of cash from financing activities during 2012 came from $138.5 million of net proceeds from the convertible senior notes and $137.0 million of net proceeds from the Offering. The primary use of cash in financing activities during 2012 was the payoff of our revolving credit facility and term loan for $2.1 million and the dividends paid to preferred stockholders of $3.0 million. During 2011, sources of cash from financing activities included $71.6 million of net proceeds from the issuance of the Preferred Stock and the Warrants, and $0.7 million in proceeds from employee and director stock options. The primary uses of cash for the same period in 2011 were payments on our line of credit of $2.7 million and payments on our term loan of $1.2 million.

Long-Term Debt and Line of Credit

In conjunction with the acquisition of Kelron on August 3, 2012, the Company assumed Kelron's credit agreements with Royal Bank of Canada ("RBC") dated April 21, 2011 and amended May 8, 2012 (the "Agreements"), which provided for a $5.0 million revolving demand facility (the "Revolving Demand Facility") subject to certain borrowing limits. Borrowings under the Agreements can be made either as Royal Bank Prime based loans in Canadian currency at the interest rate equal to the Royal Bank Prime (as defined in the Agreements) rate plus 2.00 percent or as Royal Bank US Base Rate loans in U.S. currency at the interest rate equal to the Royal Bank US Base Rate (as defined in the Agreements) plus 2.00 percent. Borrowings under the Revolving Demand Facility are payable upon demand by RBC. The Revolving Demand Facility is guaranteed by a first ranking security interest in all personal property of Kelron. The Agreements contain customary representations, warranties and general covenants, with which we were in compliance at December 31, 2012.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**More than 5 Years**
Capital leases payable	$ 154	$ 30	$ 73	$ 51	$ —
Notes payable	1,013	461	552	—	—
Operating/real estate leases	16,689	3,291	5,070	4,707	3,621
Employment contracts	17,825	5,415	9,472	2,938	—
Convertible senior notes	140,625	6,469	12,938	12,938	108,280
Total contractual cash obligations	$176,306	$15,666	$28,105	$20,634	$111,901

We do not have any material commitments that have not been disclosed elsewhere.

CRITICAL ACCOUNTING POLICIES

We prepare our audited Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates, including but not limited to: accrued revenue, purchased transportation, recoverability of long-lived assets, accrual of acquisition earn-outs, estimated legal accruals, valuation allowances for deferred taxes, reserve for uncertain tax positions, and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable and has discussed them with the audit committee of our board of directors. However, actual results could differ from these estimates. Note 1 to our audited Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our audited Consolidated Financial Statements. There were no significant changes to our critical accounting policies in 2012. The following is a brief discussion of our critical accounting policies and estimates.

Revenue Recognition

We recognize revenue at the point in time when delivery is completed on the freight shipments it handles, with related costs of delivery being accrued as incurred and expensed within the same period in which the associated revenue is recognized. We use the following supporting criteria to determine that revenue has been earned and should be recognized:

- Persuasive evidence of an arrangement exists;
- Services have been rendered;
- The sales price is fixed and determinable; and
- Collectability is reasonably assured.

We report revenue on a gross basis in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standard Codification ("ASC") Topic 605, "*Reporting Revenue Gross as Principal Versus Net as an Agent*". We believe presentation on a gross basis is appropriate under ASC Topic 605 in light of the following factors:

- We are the primary obligor and are responsible for providing the service desired by the customer.
- The customer holds us responsible for fulfillment, including the acceptability of the service (requirements may include, for example, on-time delivery, handling freight loss and damage claims, establishing pick-up and delivery times, and tracing shipments in transit).
- For Expedited Transportation and Freight Brokerage, we have complete discretion to select our drivers, contractors or other transportation providers (collectively, "service providers"). For Freight Forwarding, we enter into agreements with significant service providers that specify the cost of services, among other things, and has ultimate authority in providing approval for all service providers that can be used by Freight Forwarding's independently-owned stations. Independently-owned stations may further negotiate the cost of services with Freight Forwarding-approved service providers for individual customer shipments.
- Expedited Transportation and Freight Brokerage have complete discretion to establish sales prices. Independently-owned stations within Freight Forwarding have the discretion to establish sales prices.
- We bear credit risk for all receivables. In the case of Freight Forwarding, the independently-owned stations reimburse Freight Forwarding for a portion (typically 70-80%) of credit losses. Freight Forwarding retains the risk that the independent station owners will not meet this obligation.

Valuations for Accounts Receivable

Our allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $0.6 million as of December 31, 2012 increased compared to the allowance of $0.4 million as of December 31, 2011. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified and our historical loss experience.

Stock-Based Compensation

We account for share-based compensation based on the equity instrument's grant date fair value in accordance with ASC Topic 718, *"Compensation—Stock Compensation"*. The fair value of each share-based payment award is established on the date of grant. For grants of restricted stock segments, including those subject to service-based vesting conditions and those subject to service and performance-based vesting conditions, the fair value is established based on the market price on the date of the grant. For grants of options, we use the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based awards is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The weighted-average fair value of each stock option recorded in expense for the twelve-month period ended December 31, 2012 was estimated on the date of grant using the Black-Scholes option pricing model and is amortized over the requisite service period of the option. We have used one grouping for the assumptions, as our option grants have similar characteristics. The expected term of options granted has been derived based upon our history of actual exercise behavior and represents the period of time that options granted are expected to be outstanding. Historical data was also used to estimate option exercises and employee terminations. Estimated volatility is based upon our historical market price at consistent points in a period equal to the expected life of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and the expected dividend yield is zero.

Income Taxes

Taxes on income are provided in accordance with ASC Topic 740, "*Income Taxes*". Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in our audited Consolidated Financial Statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax basis of particular assets and liabilities, and the tax effects of net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized as income or expense in the period that included the enactment date. A valuation allowance is provided to offset the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management periodically assesses the likelihood that we will utilize our existing deferred tax assets and records a valuation allowance for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2012, the Company has not made a provision for U.S. or additional foreign withholding taxes for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

Goodwill and Intangible Assets with Indefinite Lives

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Intangible assets with indefinite lives consist principally of the Express-1 and CGL trade names. We follow the provisions of ASC Topic 350, "Intangibles—Goodwill and Other", which requires an annual impairment test for goodwill and intangible assets with indefinite lives. Under accounting standards, we may first make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it is necessary to calculate the fair values of our reporting units under the two-step goodwill impairment test.

If we determine that a quantitative assessment is necessary, then goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, we complete the second step in order to determine the amount of goodwill impairment loss that should be recorded. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment is equal to the excess of the book value of goodwill over the implied fair value of that goodwill. We perform the annual impairment testing during the third quarter unless events or circumstances indicate impairment of the goodwill may have occurred before that time. For the periods presented, we did not recognize any goodwill impairment as the estimated fair value of our reporting units with goodwill exceeded the book value of these reporting units.

Identified Intangible Assets

We follow the provisions of ASC Topic 360, "*Property, Plant and Equipment*", which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. During 2012, 2011 and 2010, there was no impairment of the identified intangible assets.

Our intangible assets subject to amortization consist of non-compete agreements, customer relationships and other intangibles that are amortized on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of the respective intangible assets range from four months to 12 years.

Off-balance Sheet Arrangements

We are not a party to any transactions that would be considered "off-balance sheet arrangements" under Item 303(a)(4) of Regulation S-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk. As of December 31, 2012, we held $252.3 million of cash in cash depository and money market funds held in depository accounts at five financial institutions. The primary market risk associated with these investments is liquidity risk. A hypothetical 100-basis-point change in the interest rate would not have a material effect on our earnings. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates.

Foreign Currency Exchange Risk. As a result of our acquisition of the freight brokerage operations of Kelron on August 3, 2012, our Canadian-based business and results of operations are exposed to movements in the U.S. dollar to Canadian dollar foreign currency exchange rate. As a result of our presence in Canada, a portion of our revenue is denominated in Canadian dollars. If the U.S. dollar strengthens against the Canadian dollar, our revenues reported in U.S. dollars would decline. With regard to operating expense, our primary exposure to foreign currency exchange risk relates to operating expense incurred in Canadian dollars. If the Canadian dollar strengthens, costs reported in U.S. dollars will increase. Movements in the U.S. dollar to

Canadian dollar foreign currency exchange rate did not have a material effect on our revenue during 2012. A hypothetical ten percent change in average exchange rates versus the U.S. dollar would not have resulted in a material change to our earnings for 2012.

From time to time, we use foreign currency forward contracts to reduce part of the variability in certain forecasted Canadian dollar denominated cash flows. Generally, these instruments are for maturities of six months or less. We consider several factors when evaluating hedges of our forecasted foreign currency exposures, such as significance of the exposure, offsetting economic exposures and potential costs of hedging. We do not enter into derivative transactions for purposes other than hedging economic exposures. During fiscal 2012, we entered into forward contracts to reduce the variability in our Canadian dollar denominated revenues and operating expenses that relate to our Canadian-based operations.

Convertible Debt Outstanding. The fair market value of our outstanding issue of convertible senior notes is subject to interest rate and market price risk due to the convertible feature of the notes and other factors. Generally the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the notes may also increase as the market price of our stock rises and decrease as the market price of our stock falls. Interest rate and market value changes affect the fair market value of the convertible senior notes, and may affect the prices at which we would be able to repurchase such convertible senior notes were we to do so. These changes do not impact our financial position, cash flows or results of operations. For additional information on the fair value of our outstanding convertible senior notes, see Note 2 to our audited Consolidated Financial Statements.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The Consolidated Financial Statements and supplementary data of the Company required by this Item are included at pages 49-75 of this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, as required by paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of our published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that, as of December 31, 2012, our internal control over financial reporting is effective.

We acquired the capital stock of Kelron and the assets of Turbo during 2012, and we excluded from our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, Kelron's and Turbo's internal control over financial reporting associated with total assets of $14,958,000 and $71,902,000, respectively, and total revenues of $30,722,000 and $27,197,000, respectively, included in the consolidated financial statements of XPO Logistics, Inc and subsidiaries as of and for the year ended December 31,2012. For additional information on the Kelron and Turbo acquisitions, see Note 3 to our audited Consolidated Financial Statements.

Change in Internal Controls

In connection with the evaluation by management, including the Chief Executive Officer and Chief Financial Officer, of our internal control over financial reporting, there have not been any changes during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except as discussed above with respect to the acquisitions of Kelron and Turbo. The Company is in the process of integrating these acquired businesses into the Company's overall internal controls over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is set forth under Item 1 of Part I of this Annual Report on Form 10-K) will be set forth in our Proxy Statement relating to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a Senior Officer Code of Business Conduct and Ethics (the "Code"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code is available on our website at www.xpologistics.com. In the event that we amend or waive any of the provisions of the Code that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement relating to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 of Part III of Form 10-K (other than certain information required by Item 201(d) of Regulation S-K with respect to equity compensation plans, which is set forth below) will be set forth in our Proxy Statement relating to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Equity Compensation Plan

The following table sets forth information, as of December 31, 2012, with respect to the Company's compensation plans under which equity securities are authorized for issuance.

	Equity Compensation Plan Information		
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders (1)	1,333,332	$ 9.91	3,164,787
Equity compensation plans not approved by security holders (2)	50,000	14.09	—
Total	1,383,332	$10.06	3,164,787

(1) These securities include 1,333,332 stock options.

(2) These securities were granted to our Chief Financial Officer in February 2012 outside the security holder-approved plan as an employment inducement grant. These securities include 50,000 stock options.

Additionally, the Company has in place an employee stock ownership plan in which 59,253 shares of the Company's common stock are held on behalf of qualifying employees. The Company is in the process of terminating and liquidating the employee stock ownership plan, effective as of December 31, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement relating to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement relating to the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements set forth in the accompanying Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibits

The exhibits listed on the accompanying Exhibit Index on page 68 of this Annual Report on Form 10-K are filed or incorporated by reference as part of this Annual Report on Form 10-K and such Exhibit Index is incorporated herein by reference.

Certain of the agreements listed as exhibits to this Annual Report on Form 10-K (including the exhibits to such agreements), which have been filed to provide investors with information regarding their terms, contain various representations, warranties and covenants of XPO Logistics, Inc. and the other parties thereto. They are not intended to provide factual information about any of the parties thereto or any subsidiaries of the parties thereto. The assertions embodied in those representations, warranties and covenants were made for purposes of each of the agreements, solely for the benefit of the parties thereto. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a security holder might view as material, or may have been made for purposes of allocating contractual risk among the parties rather than establishing matters as facts. Investors should not view the representations, warranties, and covenants in the agreements (or any description thereof) as disclosures with respect to the actual state of facts concerning the business, operations, or condition of any of the parties to the agreements (or their subsidiaries) and should not rely on them as such. In addition, information in any such representations, warranties or covenants may change after the dates covered by such provisions, which subsequent information may or may not be fully reflected in the public disclosures of the parties. In any event, investors should read the agreements together with the other information concerning XPO Logistics, Inc. contained in reports and statements that we file with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

March 12, 2013

XPO LOGISTICS, INC.

By: /s/ Bradley S. Jacobs
Bradley S. Jacobs
(Chairman of the Board of Directors and Chief Executive Officer)

By: /s/ John J. Hardig
John J. Hardig
(Chief Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated:

Signature	Title	Date
/s/ Bradley S. Jacobs **Bradley S. Jacobs**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 12, 2013
/s/ John J. Hardig **John J. Hardig**	Chief Financial Officer (Principal Financial Officer)	March 12, 2013
/s/ Kent R. Renner **Kent R. Renner**	Senior Vice President—Chief Accounting Officer (Principal Accounting Officer)	March 12, 2013
/s/ G. Chris Andersen **G. Chris Andersen**	Director	March 12, 2013
/s/ Michael G. Jesselson **Michael G. Jesselson**	Director	March 12, 2013
/s/ Adrian P. Kingshott **Adrian P. Kingshott**	Director	March 12, 2013
/s/ James J. Martell **James J. Martell**	Director	March 12, 2013
/s/ Jason D. Papastavrou **Jason D. Papastavrou**	Director	March 12, 2013
/s/ Oren G. Shaffer **Oren G. Shaffer**	Director	March 12, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
XPO Logistics, Inc.:

We have audited the accompanying consolidated balance sheets of XPO Logistics, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). XPO Logistics, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9a of the Company's December 31, 2012 annual report on Form 10-K. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XPO Logistics, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, XPO Logistics, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

XPO Logistics, Inc. acquired the capital stock of Kelron Corporate Services Inc. (Kelron) and the assets of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (collectively, Turbo) during 2012, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, Kelron's and Turbo's internal control over financial reporting associated with total assets of $14,958,000 and $71,902,000, respectively, and total revenues of $30,722,000 and $27,197,000, respectively, included in the consolidated financial statements of XPO Logistics, Inc and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of XPO Logistics, Inc. also excluded an evaluation of the internal control over financial reporting of Kelron and Turbo.

(signed) KPMG LLP

Chicago, IL
March 12, 2013

XPO Logistics, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$252,293	$ 74,007
Accounts receivable, net of allowances of $603 and $356, respectively	61,245	22,425
Prepaid expenses	1,555	426
Deferred tax asset, current	1,406	955
Income tax receivable	2,569	1,109
Other current assets	1,866	219
Total current assets	320,934	99,141
Property and equipment, net of $5,323 and $3,937 in accumulated depreciation, respectively	13,090	2,979
Goodwill	55,947	16,959
Identifiable intangible assets, net of $4,592 and $3,320 in accumulated amortization, respectively	22,473	8,053
Other long-term assets	764	509
Total long-term assets	92,274	28,500
Total assets	$413,208	$127,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 22,108	$ 8,565
Accrued salaries and wages	3,516	2,234
Accrued expenses, other	21,123	2,789
Current maturities of notes payable and capital leases	491	1,675
Other current liabilities	1,789	808
Total current liabilities	49,027	16,071
Convertible senior notes	108,280	—
Notes payable and capital leases, net of current maturities	676	454
Deferred tax liability, long term	6,781	2,346
Other long-term liabilities	3,385	410
Total long-term liabilities	119,122	3,210
Stockholders' equity:		
Preferred stock, $.001 par value; 10,000,000 shares; 74,275 shares issued and outstanding	42,794	42,794
Common stock, $.001 par value; 150,000,000 shares authorized; 18,002,985 and 8,410,353 shares issued,respectively; and 17,957,985 and 8,365,353 shares outstanding, respectively	18	8
Additional paid-in capital	262,641	102,613
Treasury stock, at cost, 45,000 shares held	(107)	(107)
Accumulated deficit	(60,287)	(36,948)
Total stockholders' equity	245,059	108,360
Total liabilities and stockholders' equity	$413,208	$127,641

XPO Logistics, Inc.
Consolidated Statement of Operations
(In thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenues			
Operating revenue	$278,591	$177,076	$157,987
Expenses			
Direct expense	237,765	147,298	130,587
Gross margin	40,826	29,778	27,400
Sales general and administrative expense	68,790	28,054	18,954
Operating (loss) income	(27,964)	1,724	8,446
Other expense	363	56	140
Interest expense	3,207	191	205
(Loss) income before income tax provision	(31,534)	1,477	8,101
Income tax (benefit) provision	(11,195)	718	3,213
Net (loss) income	(20,339)	759	4,888
Preferred stock beneficial conversion charge	—	(44,211)	—
Cumulative preferred dividends	(2,993)	(1,125)	—
Net (loss) income available to common shareholders	$ (23,332)	$ (44,577)	$ 4,888
Basic (loss) income per share			
Net (loss) income	$ (1.49)	$ (5.41)	$ 0.61
Diluted (loss) income per share			
Net (loss) income	$ (1.49)	$ (5.41)	$ 0.59
Weighted average common shares outstanding			
Basic weighted average common shares outstanding	15,694	8,247	8,060
Diluted weighted average common shares outstanding	15,694	8,247	8,279

(Note: All share-related amounts in this press release and the financial tables reflect the 4-for-1 reverse stock split that was effected on September 2, 2011.)

XPO Logistics, Inc.
Consolidated Statement of Cash Flows
(In thousands)

	Year Ended December 31, 2012	2011	2010
Operating activities			
Net (loss) income	$ (20,339)	$ 759	$ 4,888
Adjustments to reconcile net income to net cash from operating activities			
Provisions for allowance for doubtful accounts	916	219	(84)
Depreciation & amortization expense	2,713	1,240	1,290
Stock compensation expense	4,398	1,180	157
Accretion of debt	1,475	—	—
Other	2	12	4
Non-cash impairment of incentive payments	—	—	75
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(13,755)	1,627	(6,618)
Deferred tax expense	(8,260)	(327)	900
Income tax receivable	(1,556)	239	(1,348)
Other current assets	1,593	595	(355)
Prepaid expenses	(769)	(170)	(99)
Other long-term assets and advances	(276)	97	338
Accounts payable	(2,585)	(191)	1,987
Accrued expenses	12,661	1,097	1,780
Other liabilities	(518)	234	(658)
Cash provided (used) by operating activities	(24,300)	6,611	2,257
Investing activities			
Acquisition of businesses, net of cash acquired	(57,236)	—	—
Payment of acquisition earn-out	(450)	(450)	(500)
Payment for purchases of property and equipment	(6,981)	(754)	(811)
Proceeds from sale of assets	—	13	2
Cash Flows used by investing activities	(64,667)	(1,191)	(1,309)
Financing Activities			
Credit line, net activity	(2,068)	(2,749)	(3,781)
Proceeds from issuance of preferred stock, net of issuance costs	—	71,628	—
Proceeds from issuance of convertible senior notes, net	138,504	—	—
Proceeds from issuance of long-term debt	—	—	5,000
Payments of notes payable and capital leases	(2,190)	(1,633)	(2,665)
Excess tax benefit from stock options	—	451	—
Proceeds from stock offering, net	136,961	—	—
Proceeds from exercise of options, net	248	704	564
Payments of tax withholdings for share exercises	(1,226)	—	—
Dividends paid to preferred stockholders	(3,000)	(375)	—
Cash flows provided by Financing Activities	267,229	68,026	(882)
Effect of exchange rate changes on cash	24	—	—
Net increase in cash	178,286	73,446	66
Cash, beginning of period	74,007	561	495
Cash, end of period of period	$252,293	$74,007	$ 561
Supplemental disclosure of noncash activities:			
Cash paid during the period for interest	$ 22	$ 110	$ 124
Cash paid during the period for income taxes	$ 247	$ 233	$ 3,521

XPO Logistics, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Three Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Preferred Stock		Common Stock		Treasury Stock		Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2009			**8,054**	**$ 8**	**(45)**	**$(107)**	**$ 26,512**	**$ 1,991**	**$ 28,404**
Net Income								4,888	$ 4,888
Issuance of common stock for option exercise			118				564		$ 564
Stock compensation expense							157		$ 157
Balance, December 31, 2010	**—**	**—**	**8,172**	**8**	**(45)**	**(107)**	**27,233**	**6,879**	**34,013**
Net Income								759	$ 759
Issuance of common stock for option exercise			237				704		$ 704
Issuance of ESOP shares			1						$ —
Issuance of preferred stock and warrants, net of issuance costs	75	42,794					28,834		$ 71,628
Deemed distribution for recognition of beneficial conversion feature on preferred stock							44,211	(44,211)	$ —
Stock compensation expense							1,180		$ 1,180
Excess tax benefit from stock options							451		$ 451
Dividend paid								(375)	$ (375)
Balance, December 31, 2011	**75**	**42,794**	**8,410**	**8**	**(45)**	**(107)**	**102,613**	**(36,948)**	**108,360**
Net loss	—	—	—	—	—	—	—	(20,339)	$ (20,339)
Issuance of common stock for option exercise	—	—	289	—	—	—	248	—	$ 248
Tax witholdings for share exercises	—	—	—	—	—	—	(1,226)	—	(1,226)
Preferred stock conversion to common shares	(1)		104						
Dividend paid	—	—	—	—	—	—	—	(3,000)	$ (3,000)
Stock compensation expense	—	—	—	—	—	—	4,398	—	$ 4,398
Proceeds from common stock offering, net of issuance costs	—	—	9,200	10	—	—	136,952	—	$136,962
Equity component of convertible debt offering, net of issuance costs and deferred taxes	—	—	—	—	—	—	19,656	—	$ 19,656
Balance, December 31, 2012	**74**	**$42,794**	**18,003**	**$ 18**	**(45)**	**$(107)**	**$262,641**	**$(60,287)**	**$245,059**

XPO Logistics, Inc.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010

1. Organization

Nature of Business

XPO Logistics, Inc. (the "Company")—provides premium transportation and logistics services to thousands of customers through its three business units:

Freight Brokerage—provides truckload brokerage transportation services throughout the United States through our wholly-owned subsidiaries XPO Logistics, LLC, Bounce Logistics, Inc. ("Bounce"), and XPO Logistics Canada Inc.

Expedited Transportation—provides time-critical expedited transportation through our wholly-owned subsidiary Express-1, Inc. ("Express-1"). This typically involves dedicating one truck and driver to a load which has a specified time delivery requirement. Most of the services provided are completed through a fleet of exclusive use vehicles that are owned and operated by independent contract drivers, whom we refer to as owner operators. The use of non-owned resources to provide services minimizes the amount of capital investment required and is often described with the terms "non-asset" or "asset-light."

Freight Forwarding—provides freight forwarding services through our wholly-owned subsidiary Concert Group Logistics, Inc. ("CGL"). Freight forwarding transportation services are sold and arranged for under the authority of CGL through independently-owned stations and eight company-owned branches located throughout the United States.

For specific financial information relating to the above business units, refer to **Note 13—Operating Segments**.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with the instructions to Form 10-K. We believe that the disclosures contained herein are adequate to make the information presented not misleading.

These consolidated financial statements reflect, in our opinion, all material adjustments (which include only normal recurring adjustments) necessary to fairly present our financial position as of December 31, 2012 and 2011, and results of operations for the years ended December 31, 2012, 2011 and 2010. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from those estimates.

Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. The Company reviews its estimates on a regular basis and makes adjustments based on historical experience and existing and expected future conditions. Estimates are made with respect to, among other matters, accrued revenue, purchased transportation, recoverability of long-lived assets, accrual of acquisition earn-outs, estimated legal accruals, valuation allowances for deferred taxes, reserve for uncertain tax positions, and allowance for doubtful accounts. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates, which have been discussed with the audit committee of the Company's board of directors, are reasonable; however, actual results could differ from these estimates.

Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue at the point in time when delivery is completed on the freight shipments it handles, with related costs of delivery being accrued as incurred and expensed within the same period in which the associated revenue is recognized. The Company uses the following supporting criteria to determine that revenue has been earned and should be recognized:

- Persuasive evidence of an arrangement exists;
- Services have been rendered;
- The sales price is fixed and determinable; and
- Collectability is reasonably assured.

The Company reports revenue on a gross basis in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standard Codification ("ASC") Topic 605, "*Reporting Revenue Gross as Principal Versus Net as an Agent*". The Company believes presentation on a gross basis is appropriate under ASC Topic 605 in light of the following factors:

- The Company is the primary obligor and is responsible for providing the service desired by the customer.
- The customer holds the Company responsible for fulfillment, including the acceptability of the service (requirements may include, for example, on-time delivery, handling freight loss and damage claims, establishing pick-up and delivery times, and tracing shipments in transit).
- For Expedited Transportation and Freight Brokerage, the Company has complete discretion to select its drivers, contractors or other transportation providers (collectively, "service providers"). For Freight Forwarding, the Company enters into agreements with significant service providers that specify the cost of services, among other things, and has ultimate authority in providing approval for all service providers that can be used by Freight Forwarding's independently-owned stations. Independently-owned stations may further negotiate the cost of services with Freight Forwarding-approved service providers for individual customer shipments.
- Expedited Transportation and Freight Brokerage have complete discretion to establish sales prices. Independently-owned stations within Freight Forwarding have the discretion to establish sales prices.
- The Company bears credit risk for all receivables. In the case of Freight Forwarding, the independently-owned stations reimburse Freight Forwarding for a portion (typically 70-80%) of credit losses. Freight Forwarding retains the risk that the independent station owners will not meet this obligation.

The Company's Freight Forwarding Segment collects certain taxes and duties on behalf of their customers as part of the services offered and arranged for international shipments. The Company's accounting policy is to present these collections on a gross basis with the revenue recognized of $2.4 million, $2.0 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less as of the date of purchase to be cash equivalents unless the investments are legally or contractually restricted for more than three months.

Income Taxes

Taxes on income are provided in accordance with ASC Topic 740, *"Income Taxes"*. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax basis of particular assets and liabilities, and the tax effects of net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized as income or expense in the period that included the enactment date. A valuation allowance is provided to offset the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management periodically assesses the likelihood that the company will utilize its existing deferred tax assets and records a valuation allowance for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

Accounting for uncertainty in income taxes is determined based on ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. For additional information refer to **Note 10—Income Taxes**.

Goodwill and Intangible Assets with Indefinite Lives

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Intangible assets with indefinite lives consist principally of the Express-1 and CGL trade names. The Company follows the provisions of ASC Topic 350, *"Intangibles—Goodwill and Other"*, which requires an annual impairment test for goodwill and intangible assets with indefinite lives. The Company may first choose to perform a qualitative evaluation of the likelihood of goodwill impairment. For the goodwill that was the result of current year acquisitions, the Company chose to perform a qualitative evaluation. If the Company determined a quantitative evaluation was necessary, the Goodwill at the report unit was subject to a two-step impairment test. The first step compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, the Company completes the second step in order to determine the amount of goodwill impairment loss that should be recorded. In the second step, the Company determines an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment is equal to the excess of the book value of goodwill over the implied fair value of that goodwill. The Company performs the annual impairment testing during the third quarter unless events or circumstances indicate impairment of the goodwill may have occurred before that time. For the periods presented, the Company did not recognize any goodwill impairment as the estimated fair value of its reporting units with goodwill exceeded the book value of these reporting units. For additional information refer to **Note 6—Goodwill.**

Identifiable Intangible Assets

The Company follows the provisions of ASC Topic 360, *"Property, Plant and Equipment"*, which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. The Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. During the periods ended December 31, 2012, 2011 and 2010, there was no impairment of the identified intangible assets.

The Company's intangible assets subject to amortization consist of non-compete agreements, customer relationships and other intangibles that are amortized on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of the respective intangible assets range from four months to 12 years.

The following table sets forth the Company's identifiable intangible assets as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Indefinite Lived Intangibles		
Trade names	$ 6,416	$ 6,420
Definite Lived Intangibles:		
Trade names	1,246	220
Non-compete agreements	3,050	763
Customer lists and relationships	14,281	1,974
Other intangible assets	2,072	1,996
	20,649	4,953
Less: accumulated amortization	(4,592)	(3,320)
Intangible assets, net	$16,057	$ 1,633
Total Identifiable Intangibles	$22,473	$ 8,053

Estimated amortization expense for amortizable intangible assets for the next five years is as follows:

	2013	2014	2015	2016	2017
Estimated amortization expense	$2,123	$1,491	$1,411	$1,398	$1,356

Actual amounts of amortization expense may differ from estimated amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets and other events

Other Long-Term Assets

Other long-term assets consist primarily of balances representing various deposits, and notes receivable from various CGL independent station owners. Also included within this account classification are incentive payments to independent station owners within the CGL network. These payments are made by CGL to certain station owners as an incentive to establish an independently-owned station. These amounts are amortized over the life of each independent station contract and the unamortized portion generally is recoverable in the event of default under the terms of the agreements.

Foreign Currency Translation

Exchange gains or losses incurred on transactions conducted by our business units in a currency other than the business units' functional currency are normally reflected in cost of sales in our Consolidated Statement of Income. Assets and liabilities of Kelron, which has the U.S. dollar as its functional currency (but which maintains its accounting records in Canadian currency), have their values remeasured into U.S. dollars at year-end exchange rates, except for non-monetary items for which historical rates are used. Exchange gains or losses are not material to the condensed consolidated statement of operations for the periods presented.

Foreign Currency Hedging and Derivative Financial Instruments

We enter into derivative contracts, primarily foreign currency forward contracts, to protect against fluctuations in exchange rates. These contracts are for expected future cash flows and not for speculative purposes. The Company reflects changes in fair value of these contracts in the condensed consolidated statement of operation.

Fair Value Measurements

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and classifies the inputs used to measure fair value into the following hierarchy:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

The following table sets forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011 (in thousands):

	Fair Value Measurements as of December 31, 2012			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Money market funds	$239,443	$239,443	$—	$—
Liabilities:				
Contingent consideration obligations	$ 392	$ —	$—	$392

	Fair Value Measurements as of December 31, 2011			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Money market funds	$ —	$ —	$—	$—
Liabilities:				
Contingent consideration obligations	$ 450	$ —	$—	$450

Estimated Fair Value of Financial Instruments

The aggregate net fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain financial instruments approximated their fair values as of the years ended December 31, 2012 and 2011. These financial instruments include cash, accounts receivable, notes receivable, accounts payable, accrued expense, notes payable and short-term borrowings. Fair values approximate carrying values for these financial instruments since they are short-term in nature and they are receivable or payable on demand. The fair value of the Freight Forwarding notes receivable from the owners of the independently-owned stations approximated their respective carrying values based on the interest rates associated with these instruments.

The Company has convertible senior notes for which we are obligated to repay the face value, unless the holder agrees to a lesser amount or elects to convert all or a portion of such notes into the Company's common stock. The aggregate principal amounts of these convertible senior notes at issuance were $125.0 million with a fair value of $122.6 million. The convertible senior notes were allocated to long-term debt and equity in the amounts of $92.8 million and $27.5 million, respectively. These amounts are net of debt issuance costs of $3.6 million for debt and $1.1 million for equity. The underwriters exercised the overallotment option to purchase $18.8 million additional principal amount of the convertible senior notes. The Company received approximately $18.2 million in net proceeds after underwriting discounts, commissions and expenses were paid. The overallotment option was allocated to long-term debt and equity in the amounts of $14.0 million and $4.2 million, respectively. These amounts are net of debt issuance costs of $0.5 million for debt and $0.1 million for equity. The fair value of the convertible senior notes, including the overallotment option, was $168.4 million as of December 31, 2012. The convertible senior notes contain an optional redemption right in favor of the Company, although it is our present intent not to exercise such redemption right. Accordingly, the fair value of the bifurcated coupon make-whole premium that would be payable to holders in the event of a redemption has been valued at $0.0 million. For additional information refer to **Note 5—Debt.**

Stock-Based Compensation

The Company accounts for share-based compensation based on the equity instrument's grant date fair value in accordance with ASC Topic 718, *"Compensation—Stock Compensation"*. The fair value of each share-based payment award is established on the date of grant. For grants of restricted stock units, including those subject to service-based vesting conditions and those subject to service and performance-based vesting conditions, the fair value is established based on the market price on the date of the grant. For grants of options, the Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based awards is affected by the Company's stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The weighted-average fair value of each stock option recorded in expense for the years ended December 31, 2012, 2011, and 2010 were estimated on the date of grant using the Black-Scholes option pricing model and is amortized over the requisite service period of the option. The Company has used one grouping for the assumptions, as its option grants have similar characteristics. The expected term of options granted has been derived based upon the Company's history of actual exercise behavior and represents the period of time that options granted are expected to be outstanding. Historical data was also used to estimate option exercises and employee terminations. Estimated volatility is based upon the Company's historical market price at consistent points in a period equal to the expected life of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and the expected dividend yield is zero. For additional information refer to **Note 8—Stock-Based Compensation.**

Earnings per Share

Earnings per common share are computed in accordance with ASC Topic 260, "*Earnings per Share*", which requires companies to present basic earnings per share and diluted earnings per share. For additional information refer to **Note 9—Earnings per Share**.

Internal Use Software

The Company has adopted the provisions of ASC Topic 350, *"Intangibles—Goodwill and Other"*. Accordingly, certain costs incurred in the planning and evaluation stage of internal use computer software are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized internal use software totaled $1.2 million and $0.0 million as of December 31, 2012 and 2011, respectively. Capitalized internal use software costs are amortized over the expected economic life of three years using the straight-line method.

Allowance for Doubtful Accounts

The Company records its allowance for doubtful accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, credit quality of the Company's customers, current economic conditions, and other factors that may affect customers' ability to pay.

3. Acquisitions

Turbo Logistics, Inc.

On October 24, 2012, the Company entered into a definitive asset purchase agreement (the "Turbo Agreement") with Turbo Logistics, Inc. and Turbo Dedicated, Inc. (collectively, "Turbo"), Ozburn-Hessey Logistics, LLC, and OHH Acquisition Corporation (collectively, the "Sellers"). Turbo primarily operates a non-asset-based, third party logistics business in Gainesville, GA; Reno, NV; Chicago, IL; and Dallas, TX. Pursuant to the Turbo Agreement, on October 24, 2012 the Company purchased substantially all of the assets of Turbo for total cash consideration of $50.1 million, excluding any working capital adjustments, with no assumption of debt. The working capital adjustments in connection with this acquisition are being finalized, although the Company does not expect there to be a material change in the purchase price as a result.

The Turbo acquisition was accounted for as a purchase business combination in accordance with ASC 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their estimated fair values as of October 24, 2012, with the remaining unallocated purchase price recorded as goodwill. The following table outlines the Company's consideration transferred and the identifiable net assets acquired at their estimated fair value as of October 24, 2012 (in thousands).

Consideration	$50,075
Less: Net Assets Acquired	4,494
Intangibles Acquired:	
Less: Fair value of Trademarks/Trade names	725
Less: Fair value of Non-Compete Agreements	1,800
Less: Fair value of Customer Relationships	10,000
Goodwill	$33,056

As of December 31, 2012, the purchase price allocation is considered final except for any impact resulting from any final working capital adjustments. All goodwill recorded related to the acquisition relates to the Freight Brokerage segment and is deductible for income tax purposes.

The following unaudited pro forma consolidated results of operations for the twelve-month periods ended December 31, 2012 and 2011 present consolidated information of the Company as if the Turbo acquisition had occurred as of January 1, 2011 (in thousands):

	Pro Forma Twelve Months Ended December 31, 2012	Pro Forma Twelve Months Ended December 31, 2011
Revenue	$378,333	$302,664
Operating (Loss) Income	$(52,312)	$ 5,531
Net Loss	$(37,164)	$(42,593)
Loss per common share		
Basic	$ (2.56)	$ (5.16)
Diluted	$ (2.56)	$ (5.16)

The unaudited pro forma consolidated results for the twelve-month periods were prepared using the acquisition method of accounting and are based on the historical financial information of Turbo and the Company. The historical financial information has been adjusted to give effect to pro forma adjustments that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition on January 1, 2011.

Kelron Logistics

On August 3, 2012, the Company purchased all of the outstanding capital stock of Kelron Corporate Services Inc. and certain related entities (collectively, "Kelron"), a non-asset, third-party logistics business based in Canada. Founded in 1992, Kelron serves more than 750 customers through locations in Toronto, Ontario; Vancouver, British Columbia; Montreal, Quebec; and Cleveland, Ohio. The purchase price was $8.0 million, including $2.6 million of consideration for the outstanding stock and $5.4 million of assumed debt and liabilities. The working capital adjustments in connection with this acquisition are being finalized, although the Company does not expect there to be a material change in the purchase price as a result.

The Kelron acquisition was accounted for as a purchase business combination in accordance with ASC 805 "*Business Combinations.*" Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their estimated fair values as of August 3, 2012, with the remaining unallocated purchase price recorded as goodwill. The following table outlines the Company's consideration transferred and the identifiable net assets acquired at their estimated fair value as of August 3, 2012 (in thousands).

Consideration	$2,646
Plus: Net Liabilities Acquired	3,100
Intangibles acquired:	
Less: Fair value of Trademarks/Trade names	251
Less: Fair value of Technology	75
Less: Fair value of Non-Compete Agreement	377
Less: Fair value of Customer Relationships	1,207
Less: Net deferred tax asset on fair value adjustments	221
Goodwill	$3,615

As of December 31, 2012, the purchase price allocation is considered final except for any impact resulting from any final working capital adjustments. During the fourth quarter of 2012, the Company recorded a measurement period adjustment to the fair value of Kelron's accounts receivable at the acquisition date of $0.3 million as a result of the finalization of our evaluation of the fair value of accounts receivable. All goodwill recorded related to the acquisition relates to the Freight Brokerage segment and is not deductible for Canadian income tax purposes.

In conjunction with the acquisition, the Company issued notes payable to the sellers totaling $1.0 million. The notes do not bear any interest. The notes were treated as consideration transferred as part of the acquisition and are payable in equal quarterly installments on November 3, February 3, May 3 and August 3 of each year with the final installment to be due and payable on August 3, 2015. The Company used an imputed interest rate of 4.53% to determine the appropriate discount to apply to the notes. The carrying value of the notes payable at December 31, 2012 was $0.9 million.

In conjunction with the acquisition of Kelron on August 3, 2012, the Company assumed Kelron's credit agreements with Royal Bank of Canada ("RBC") dated April 21, 2011 and amended May 8, 2012 (the "Agreements"), which provide for a $5.0 million revolving demand facility (the "Revolving Demand Facility") subject to certain borrowing limits. Borrowings under the Revolving Demand Facility can be made either as Royal Bank Prime based loans in Canadian currency at the interest rate equal to the Royal Bank Prime (as defined in the Agreements) rate plus 2.00 percent or as Royal Bank US Base Rate loans in U.S. currency at the interest rate equal to the Royal Bank US Base Rate (as defined in the Agreements) plus 2.00 percent. Borrowings under the Revolving Demand Facility are payable upon demand by RBC. The Revolving Demand Facility is guaranteed by a first ranking security interest in all personal property of Kelron. The Agreements contain customary representations, warranties and general covenants, with which the Company was in compliance at December 31, 2012.

The following unaudited pro forma consolidated results of operations for the twelve-month periods ended December 31, 2012 and 2011 present consolidated information of the Company as if the Kelron acquisition had occurred as of January 1, 2011 (in thousands):

	Pro Forma Twelve Months Ended December 31, 2012	Pro Forma Twelve Months Ended December 31, 2011
Revenue	$337,652	$278,152
Operating (Loss) Income	$ (28,942)	$ 428
Net Loss	$ (24,224)	$ (45,667)
Loss per common share		
Basic	$ (1.54)	$ (5.54)
Diluted	$ (1.54)	$ (5.54)

The unaudited pro forma consolidated results for the twelve-month periods were prepared using the acquisition method of accounting and are based on the historical financial information of Kelron and the Company. The historical financial information has been adjusted to give effect to the pro forma adjustments that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition on January 1, 2011.

Continental Freight Services, Inc.

On May 8, 2012, the Company purchased all of the outstanding capital stock of Continental Freight Services, Inc. ("Continental") and all of the membership interests in G & W Tanks, LLC. Founded in 1980, Continental is headquartered in Columbia, SC, with branches and agent locations in Texas, North Carolina, and South Carolina. The Continental acquisition was accounted for as a purchase business combination in accordance with ASC Topic 805 "*Business Combinations*". Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their estimated fair values as of May 8, 2012 with the remaining unallocated purchase price recorded as goodwill.

The cash purchase price was $3.5 million, excluding any working capital adjustments and a potential earn-out of up to $0.3 million. The Company also accrued $0.3 million in the opening balance sheet related to a pre-existing employment agreement with an employee that required a payment related to the sale of Continental which was subsequently paid in the period ended June 30, 2012. As a result of the acquisition, the Company recorded goodwill of $2.1 million and intangible assets of $1.1 million.

The acquisition of Continental includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to Continental's former owners based on the adjusted gross profit of Continental during the twelve month period commencing June 1, 2012. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between $0.0 million and $0.3 million. The fair value of the contingent consideration recognized on the acquisition date of $0.3 million was estimated by applying the income approach. The fair value of the contingent consideration at December 31, 2012 is $0.3 million.

4. Commitments and Contingencies

Lease Commitments

As of December 31, 2012, the company had approximately $16.9 million in future minimum payments required under operating leases for various real estate, transportation and office equipment leases that have an initial or remaining non-cancelable lease term. Remaining future minimum payments related to these operating leases amount to approximately $3.3 million, $2.7 million, $2.5 million, $2.4 million, and $5.9 million for the periods ending December 31, 2013, 2014, 2015, 2016, and 2017 and thereafter, respectively.

Rent expense was approximately $1.9 million, $0.5 million and $0.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Litigation

The Company is involved in litigation in the Fourth Judicial District Court of Hennepin County, Minnesota relating to its hiring of former employees of C.H. Robinson Worldwide, Inc. ("CHR"). In the litigation, CHR asserts claims for breach of contract, breach of fiduciary duty and duty of loyalty, tortious interference with contractual relationships and prospective contractual relationships, misappropriation of trade secrets, violation of the federal Computer Fraud and Abuse Act, inducing, aiding, and abetting breaches, and conspiracy. CHR seeks temporary, preliminary and permanent injunctions, as well as direct and consequential damages and attorneys' fees. CHR has asserted that it may seek punitive damages as well. On January 17, 2013, following a hearing, the Court issued an Order Regarding Motion for Temporary Injunction. The Court granted a temporary injunction against the Company: (a) prohibiting the Company from using or disclosing information on CHR spreadsheets retained by two individual employees; (b) ordering the Company to return any information derived from those spreadsheets; (c) prohibiting any former CHR employees at the Company still under the terms of their non-compete agreements from soliciting current CHR employees; (d) prohibiting the Company from soliciting information about CHR employees from any XPO employee who is still subject to a CHR non-solicitation agreement; and (e) prohibiting the Company from engaging in business with customers identified on a CHR spreadsheet with whom CHR did more than $100,000 worth of gross revenue in 2011 ("Paragraph 1(e)" of the Order). On January 22, 2013, following a request by the Company, the Court issued an Order Staying Imposition of Paragraph 1(e) pending the Court's determination of XPO's request for leave to submit a motion for reconsideration. On February 7, 2013, CHR filed a First Amended Complaint against XPO and eight individual defendants who are current or former employees of XPO, including XPO's Chief Operating Officer, Senior Vice President—Strategic Accounts and Vice President—Carrier Procurement and Operations. XPO has until March 21, 2013 to answer or otherwise respond to the First Amended Complaint. The Company intends to vigorously defend the action in court. The outcome of this litigation is uncertain and could have a material adverse effect on the Company's business and results of operations.

The Company is a party to a variety of other legal actions, both as a plaintiff and as a defendant that arose in the ordinary course of business, and may in the future become involved in other legal actions. The Company does not currently expect any of these matters or these matters in the aggregate to have a material adverse effect on the Company's results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company carries liability and excess umbrella insurance policies that it deems sufficient to cover potential legal claims arising in the normal course of conducting its operations as a transportation company. In the event the Company is required to satisfy a legal claim in excess of the coverage provided by this insurance, the Company's financial condition, results of operations or cash flows could be negatively impacted.

5. Debt

Long-Term Debt and Capital Leases

The Company uses financing for acquisitions and business start-ups, among other things. The Company also enters into long-term debt and capital leases with various third parties from time to time to finance certain operational equipment and other assets used in its business operations. Generally, these loans and capital leases bear interest at market rates, and are collateralized with accounts receivable, equipment and certain other assets of the Company.

On September 26, 2012, the Company completed the registered underwritten public offering of 4.50% Convertible Senior Notes due October 1, 2017, in an aggregate principal amount of $125.0 million. The convertible senior notes were allocated to long-term debt and equity in the amounts of $92.8 million and $27.5 million, respectively. These amounts are net of debt issuance costs of $3.6 million for debt and $1.1 million for equity. On October 17, 2012, as part of the underwritten registered public offering on September 26, 2012 of the 4.50% convertible senior notes due October 1, 2017, the underwriters exercised the overallotment option to purchase $18.8 million additional principal amount of the convertible senior notes. The Company received approximately $18.2 million in net proceeds after underwriting discounts, commissions and expenses were paid. The overallotment option was allocated to long-term debt and equity in the amounts of $14.0 million and $4.2 million, respectively. These amounts are net of debt issuance costs of $0.5 million for debt and $0.1 million for equity. Interest is payable on the notes on April 1 and October 1 of each year, beginning on April 1, 2013.

Under certain circumstances at the election of the holder, the convertible senior notes may be converted until the close of business on the business day immediately preceding April 1, 2017, into cash, shares of the Company's common stock, or a combination of cash and shares of common stock, at the Company's election, at the initial conversion rate of approximately 60.85 shares of common stock per $1,000 in principal amount, which is equivalent to an initial conversion price of approximately $16.43 per share. In addition, following certain corporate events that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its convertible senior notes in connection with such corporate event in certain circumstances. On or after April 1, 2017, until the close of business on the business day immediately preceding the maturity date, holders may convert their convertible senior notes at any time. The convertible senior notes may be redeemed by the Company on or after October 1, 2015 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The Company may redeem the convertible senior notes in whole but not in part, at a redemption price in cash equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest, but excluding, the redemption date, plus a make-whole premium payment. The "make whole premium" payment or delivery will be made, as the case may be, in cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election, equal to the present values of the remaining scheduled payments of interest on the convertible senior notes to be redeemed through October 1, 2017 (excluding interest accrued to, but excluding, the redemption date), computed using a discount rate equal to 4.5%. The make-whole premium is paid to holders whether or not they convert the convertible senior notes following the Company's issuance of a redemption notice.

For accounting purposes, the redemption feature in the convertible senior notes is an embedded derivative that is not clearly and closely related to the convertible senior notes. Consequently, it was initially bifurcated from the indenture and separately recorded at its fair value as a liability with subsequent changes in fair value to be recorded through earnings. As of December 31, 2012, the fair value of the embedded redemption feature was $0.0 million as management has determined it is not our intent to exercise the conversion feature.

The following table outlines the Company's debt obligations (in thousands) as of December 31, 2012 and 2011:

	Interest rates	Term (months)	As of December 31, 2012	As of December 31, 2011
Capital leases for equipment	11.98%	55	$ 154	$ 45
Notes payable	N/A	N/A	863	2,084
Line of credit	5.0%	N/A	150	—
Convertible senior notes	4.50%	60	108,280	—
Total debt and capital leases			109,447	2,129
Less: current maturities of notes payable and capital leases			491	1,675
Non-current maturities of debt and capital leases			$108,956	$ 454

6. Goodwill

The following table is a roll-forward of goodwill from December 31, 2011 to December 31, 2012. The current period additions are the result of the goodwill recognized as excess purchase price in the acquisitions of Turbo, Kelron and Continental (in thousands):

	Brokerage	Expedited	Forwarding	Corporate	Total
Goodwill at December 31, 2011	—	$7,737	$9,222	—	$16,959
Acquisitions and other adjustments	38,988				38,988
Goodwill at December 31, 2012	$38,988	$7,737	$9,222	$—	$55,947

7. Stockholder's Equity

On each of October 8, July 9, April 5, and January 9, 2012, the Company's board of directors approved the declaration of a dividend payable to holders of the Company's Series A Convertible Perpetual Preferred Stock (the "Preferred Stock"). Each declared dividend equaled $10 per share of Preferred Stock as specified in the Certificate of Designation of the Preferred Stock. The quarterly declared dividends were each $0.8 million and were paid on October 15, July 16, April 16 and January 17, 2012.

On March 20, 2012, the Company closed a registered underwritten public offering of 9,200,000 shares of common stock (the "Offering"), including 1,200,000 shares issued and sold as a result of the full exercise of the underwriters' overallotment option, at a price of $15.75 per share. The Company received $137.0 million in net proceeds from the Offering after underwriting discounts and estimated expenses. The Company intends to use the proceeds for general corporate purposes, which may include potential acquisitions.

On September 2, 2011, pursuant to the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors") and the Company, the Company issued to the Investors, for $75.0 million in cash: (i) an aggregate of 75,000 shares of the Preferred Stock which are initially convertible into an aggregate of 10,714,286 shares of common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of common stock at an initial exercise price of $7.00 per common share (the "Warrants"). The Company's stockholders approved the issuance of the Preferred Stock and the Warrants at the special meeting of the Company's stockholders on September 1, 2011.

8. Stock-Based Compensation

The following table summarizes the Company's equity awards outstanding and exercisable as of December 31, 2012 and 2011:

	Options				Restricted Stock Units	
	Options	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Remaining Term	Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	1,381,958	$ 8.53	$2.28 - $18.07	9.00	695,000	$10.33
Granted	296,000	15.10	11.46 - 18.07		420,691	12.78
Expired	—	—	—		—	
Exercised	185,139	5.15	2.96 - 10.56		231,875	11.04
Forfeited	109,487	12.63	3.48 - 16.92		—	
Outstanding at December 31, 2012	1,383,332	$10.06	$2.28 - $18.07	8.29	883,816	$11.31

The stock-based compensation expense for outstanding restricted stock units ("RSUs") was $3.3 million, $0.5 million and $0.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Of the 883,816 outstanding RSUs, 573,816 vest subject to service conditions and 310,000 vest subject to service and performance-based conditions. Based on the Company's financial performance in 2012, all performance-based conditions relating to outstanding RSUs vesting have been satisfied.

As of December 31, 2012, the Company had approximately $9.1 million of unrecognized compensation cost related to non-vested RSU compensation that is anticipated to be recognized over a weighted-average period of approximately 3.01 years. Remaining estimated compensation expense related to outstanding restricted stock-based grants is $2.7 million, $2.5 million, $2.4 million, and $1.5 million for the years ending December 31, 2013, 2014, 2015, and 2016, respectively.

As of December 31, 2012, the Company had 515,495 options vested and exercisable and $4.4 million of unrecognized compensation cost related to stock options. The remaining estimated compensation expense related to the existing stock options is $1.4 million, $1.1 million, $1.1 million, $0.7 million and $0.1 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

9. Earnings per Share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income available to common shareholders by the combined weighted average number of shares of common stock outstanding and the potential dilution of stock options, Warrants, RSUs, convertible senior notes and Preferred Stock outstanding during the period, if dilutive. The weighted average of potentially dilutive securities excluded from the computation of diluted earnings per share for the three years ended December 31, 2012 is shown per the table below.

	Year Ended December 31,		
	2012	2011	2010
Basic common stock outstanding	15,694,430	8,246,577	8,060,346
Potentially Dilutive Securities:			
Shares underlying the conversion of preferred stock to common stock	10,695,326	3,522,505	—
Shares underlying the conversion of the convertible senior notes	2,238,758	—	—
Shares underlying warrants to purchase common stock	5,717,284	3,618,061	—
Shares underlying stock options to purchase common stock	473,421	298,017	218,649
Shares underlying restricted stock units	249,139	6,456	—
	19,373,928	7,445,039	218,649
Diluted weighted shares outstanding	35,068,358	15,691,616	8,278,995

The impact of this dilution was not reflected in the earnings per share calculations in the Consolidated Statements of Operations because the impact was anti-dilutive. The treasury method was used to determine the shares underlying the Warrants with an average market price of $15.01 per share and $10.57 per share for the years ended December 31, 2012 and 2011, respectively. The Warrants were not issued or outstanding as of December 31, 2010.

10. Income Taxes

A summary of U.S. and non U.S. operations are as follows:

	Year Ended December 31,		
	2012	2011	2010
Operations			
U.S. domestic	$(29,378)	$1,477	$8,101
Foreign	(2,156)	—	—
Total pre-tax (loss) income	(31,534)	$1,477	$8,101

The components of the income tax provision consist of the following:

	Year Ended December 31,		
	2012	2011	2010
Current			
Federal	$ (2,254)	$ 738	$1,968
State	56	269	330
Foreign	(751)	—	—
	(2,949)	1,007	2,298
Deferred			
Federal	(7,494)	(249)	798
State	(893)	(40)	117
Foreign	141	—	—
	(8,246)	(289)	915
Total income tax provision	(11,195)	718	3,213

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

	Year Ended December 31,		
	2012	2011	2010
Income tax (benefit)/provision at statutory rate	-34.0%	34.0%	34.0%
Increase (decrease) in income tax due to:			
State and local taxes, net	-3.6%	9.3%	3.9%
Transaction expense	0.7%	—	—
Change in valuation allowance	1.6%	—	—
Change in uncertain tax position provision	-1.1%	4.4%	1.7%
All other non-deductible items	0.4%	0.9%	0.1%
Foreign tax rate differences	0.5%	—	—
Total (benefit)/provision for income tax	-35.5%	48.6%	39.7%

The Company's 2012 consolidated effective tax rate was (35.5%), as compared to 48.6% in 2011 and 39.7% in 2010. The 2012 effective income tax rate varied from the statutory rate of 34% due primarily to state income taxes, the changes in valuation allowance and uncertain tax position provisions.

The tax effects of temporary differences that give rise to significant portions of the current deferred tax asset and non-current deferred tax liability at December 31, 2012 and 2011 are as follows:

	Year Ended December 31,	
	2012	**2011**
Deferred tax assets		
Net operating loss carryforward	$ 8,145	$ 87
Accrued expenses	1,601	916
Equity based compensation	1,297	594
Allowance for doubtful accounts	161	141
AMT credit	133	—
Accrued insurance claims	62	60
Accounts receivable	16	—
Total deferred tax asset	11,415	1,798
Valuation allowance	(759)	—
Total deferred tax asset, net	10,656	1,798
Deferred tax liabilities		
Convertible debt discount	(11,354)	—
Intangible assets	(3,634)	(2,569)
Property, plant & equipment	(628)	(478)
Prepaid expenses	(415)	(142)
	(16,031)	(3,189)
Net deferred tax liability	(5,375)	(1,391)

At December 31, 2012, the Company had federal and state net operating losses ("NOLs") of $21.7 million and $29.4 million, respectively. If not utilized, the federal NOLs will expire in 2033, and the state NOLs will expire at various times between 2013 and 2031. Included in the federal and state NOLs to be carried forward are $2.7 million of windfall tax benefits for stock compensation that has not been recognized as a deferred tax asset and will be recorded as an adjustment to additional paid-in-capital when recognized. Although currently not anticipated, the Company's ability to use its federal and state net operating loss carryforwards may become subject to restrictions attributable to equity transactions in the future resulting from changes in ownership as defined under Internal Revenue Code Section 382. At December 31, 2012, the Company had foreign NOLs of $0.9 million available to offset future income. These foreign loss carryforwards of $3.2 million will expire at various times between 2013 and 2032. During 2012, the Company recognized tax benefits related to NOLs of $8.1 million. Included in this amount was $2.3 million of tax benefits recorded as a current receivable to be carried back against prior year tax returns.

During the year ended December 31, 2012, the Company reassessed its U.S. and foreign valuation allowance requirements. The Company evaluated all available evidence in its analysis, including reversal of the deferred tax liabilities, carrybacks available and historical and projected pre-tax profits generated by the Company's U.S. operations. The Company also considered tax planning strategies that are prudent and can be reasonably implemented. The Company's valuation allowance as of December 31, 2012 was $0.3 million for domestic deferred tax assets and $0.5 million for foreign jurisdictions where it is not more likely than not that the deferred tax assets will be utilized. At December 31, 2011, the Company had no valuation allowance on its deferred tax assets.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

	Year Ended December 31,	
	2012	2011
Uncertain tax positions, beginning of the year	$ 200	$135
Additions based on tax positions related to the current year	—	65
Additions for tax positions of prior years	612	—
Reductions due expiration of statute of limitations	(212)	—
Uncertain tax positions, end of the year	600	200

The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. During the years ended December 31, 2012 and 2011, the Company recognized $0.2 million and $0.0, respectively, for interest and penalties. During the next twelve months, $0.2 million of unrecognized tax benefits net of accrued interest will be reduced as a result of a lapse of the applicable statute of limitation. For the years ended December 31, 2012 and 2011, the unrecognized tax benefits, if resolved favorably, would impact our effective tax rates.

We file income tax returns in the U.S. federal jurisdiction and various states. As a matter of course, various taxing authorities, including the IRS, regularly audit us. These audits may result in proposed assessments where the ultimate resolution may result in our owing additional taxes. Currently, our 2010 tax year is under examination by the IRS. The remaining tax years from 2009 to 2011 are currently not under examination by U.S. state jurisdictions. We believe that our tax positions comply with applicable tax law and that we have adequately provided for these matters.

11. Related Party Transactions

There were no disclosable related party transactions that occurred during the year ended December 31, 2012.

Pursuant to the terms of the Investment Agreement, on September 2, 2011, the Company paid JPE $1.0 million as reimbursement for certain expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement, which reduced the net proceeds received for the Series A Preferred Stock and the Warrants. With the approval of the audit committee of the Company's board of directors, the Company also agreed to pay an incremental $0.3 million of expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement. In addition, with the approval of the Company's board of directors, the Company agreed to pay JPE $0.3 million as reimbursement for certain executive search firm and other expenses incurred by JPE on behalf of the Company.

12. Quarterly Financial Data (Unaudited)

Our unaudited results of operations for each of the quarters in the years ended December 31, 2011 and 2010 are summarized below (in thousands, except per share data).

XPO Logistics, Inc.
Quarterly Financial Data
(In thousands)

	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Operating revenue	$44,560	$54,540	$ 70,988	$108,503
Direct expense	37,787	46,074	61,064	92,840
Gross margin	6,773	8,466	9,924	15,663
Sales, general and administrative expense	10,997	11,834	19,204	26,755
Other (income) expense	(21)	26	314	44
Interest expense	12	3	15	3,177
Loss before income tax	(4,215)	(3,397)	(9,609)	(14,313)
Income tax (benefit) provision	(1,521)	1,780	(6,460)	(4,994)
Net loss	(2,694)	(5,177)	(3,149)	(9,319)
Cumulative preferred dividends	(750)	(750)	(750)	(743)
Net loss available to common shareholders	$ (3,444)	$ (5,927)	$ (3,899)	$ (10,062)
Basic loss per share				
Net loss	$ (0.36)	$ (0.34)	$ (0.22)	$ (0.57)
Diluted loss per share				
Net loss	$ (0.36)	$ (0.34)	$ (0.22)	$ (0.57)

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Operating revenue	$41,508	$44,094	$ 47,389	$ 44,085
Direct expense	34,301	36,914	39,169	36,914
Gross margin	7,207	7,180	8,220	7,171
Sales, general and administrative expense	5,207	5,537	7,750	9,560
Other expense (income)	29	33	—	(6)
Interest expense	49	47	49	46
Income (loss) before income tax	1,922	1,563	421	(2,429)
Income tax provision (benefit)	805	649	231	(967)
Net income (loss)	1,117	914	190	(1,462)
Preferred stock beneficial conversion charge and dividends	—	—	(44,586)	(750)
Net income (loss) available to common shareholders	$ 1,117	$ 914	$(44,396)	$ (2,212)
Basic income (loss) per share				
Net income (loss)	$ 0.14	$ 0.11	$ (5.38)	$ (0.27)
Diluted income (loss) per share				
Net income (loss)	$ 0.13	$ 0.11	$ (5.38)	$ (0.27)

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Operating revenue	$31,642	$40,340	$44,448	$41,557
Direct expense	26,043	33,101	36,309	35,134
Gross margin	5,599	7,239	8,139	6,423
Sales, general and administrative expense	4,075	4,598	5,219	5,062
Other expense	20	34	48	38
Interest expense	20	88	32	65
Income before income tax	1,484	2,519	2,840	1,258
Income tax provision	650	1,015	1,110	438
Net income	$ 834	$ 1,504	$ 1,730	$ 820
Basic income per share				
Net income	$ 0.10	$ 0.19	$ 0.21	$ 0.10
Diluted income per share				
Net income	$ 0.10	$ 0.18	$ 0.21	$ 0.10

13. Operating Segments

The Company has three reportable segments as described in Note 1 of the unaudited condensed consolidated financial statements.

The costs of the Company's board of directors, executive team and certain corporate costs associated with operating as a public company are referred to as "corporate" charges.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business segments. The following schedule identifies select financial data for each of the Company's operating segments for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

XPO Logistics, Inc.
Segment Data
(In thousands)

	Freight Brokerage	Expedited Transportation	Freight Forwarding	Corporate	Eliminations	Total
Year Ended December 31, 2012						
Revenue	$125,120	$94,008	$67,692	$ —	$ (8,229)	$278,591
Operating (loss) income from operations	(5,554)	6,825	1,108	(30,343)	—	(27,964)
Depreciation and amortization	1,223	525	574	391	—	2,713
Interest expense	4	5	1	3,197	—	3,207
Tax benefit	(610)	—	—	(10,585)	—	(11,195)
Goodwill	38,988	7,737	9,222	—	—	55,947
Total assets	109,601	35,480	23,324	371,939	(127,136)	413,208
Year Ended December 31, 2011						
Revenue	$ 29,186	$87,558	$65,148	$ —	$ (4,816)	$177,076
Operating income (loss) from operations	1,305	8,199	1,545	(9,325)	—	1,724
Depreciation and amortization	44	596	576	24	—	1,240
Interest expense	33	4	150	4	—	191
Tax provision	42	356	—	320	—	718
Goodwill	—	7,737	9,222	—	—	16,959
Total assets	4,854	22,448	23,394	97,667	(20,722)	127,641
Year Ended December 31, 2010						
Revenue	$ 19,994	$76,644	$65,222	$ —	$ (3,873)	$157,987
Operating income (loss) from operations	865	7,606	1,882	(1,907)	—	8,446
Depreciation and amortization	31	686	629	19	—	1,365
Interest expense	31	—	171	3	—	205
Tax provision	262	2,382	529	40	—	3,213
Goodwill	—	7,737	9,222	—	—	16,959
Total assets	4,836	24,509	25,106	25,867	(23,646)	56,672

The Company's operations are located in the United States and Canada. For the year ended December 31, 2012, the Company's Canadian-based operations produced revenues of $30.7 million and the Company held total assets used in these operations of $15.0 million. None of the Company's operations were based outside the United States during the years ended December 31, 2011 and 2010.

14. Subsequent Events

On December 20, 2012, the Company's board of directors approved the declaration of a dividend payable to holders of the Preferred Stock. The declared dividend equaled $10 per share of Preferred Stock as specified in the Certificate of Designation of the Preferred Stock. The total declared dividend equaled $0.7 million and was paid on January 15, 2013.

On February 8, 2013, pursuant to an asset purchase agreement between the Company, XPO Air Charter, LLC ("XPO Air Charter"), East Coast Air Charter, Inc. and 9-1-1 Air Charter LLC (together, "ECAC"), William McBane,

Lisa McBane and McBane Business Irrevocable Trust FBO David McBane and McBane Business Irrevocable Trust FBO Matthew McBane, XPO Air Charter purchased substantially all of the operating assets of ECAC for total cash consideration of $9.3 million with no assumption of debt and excluding any working capital adjustments. ECAC is a non-asset, third party logistics business specializing in expedited air charter brokerage in Statesville, NC.

On February 26, 2013, the Company acquired substantially all of the assets of Covered Logistics & Transportation LLC ("Covered Logistics") for $8.0 million in cash consideration and 173,712 shares of the Company's common stock, excluding any working capital adjustments, with no assumption of debt. Covered Logistics is a non-asset based transportation logistics service provider with offices in Lake Forest, IL and Dallas, TX.

EXHIBIT INDEX

Exhibit Number	Description
2.1 *‡	Investment Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC ("JPE"), each of the other investors party thereto and the registrant (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K dated June 14, 2011 (the "June 2011 Form 8-K")).
2.2 *‡	Share Purchase Agreement dated August 3, 2012 among XPO Logistics Canada Inc., 1272387 Ontario Inc. and 1272393 Ontario Inc., and Keith Matthews and Geoff Bennett (incorporated herein by reference to Exhibit 2.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
2.3 *‡	Asset Purchase Agreement dated August 3, 2012 among XPO Logistics, LLC, Kelron Distribution Systems (Cleveland) LLC, and Keith Matthews and Geoff Bennett (incorporated herein by reference to Exhibit 2.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
2.4 *	Asset Purchase Agreement, dated October 24, 2012, by and among XPO Logistics, Inc., XPO Logistics, LLC, Turbo Logistics, Inc., Turbo Dedicated, Inc., Ozburn-Hessey Logistics, LLC, and OHH Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K dated October 24, 2012).
3.1 *	Amended and Restated Certificate of Incorporation of the registrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
3.2 *	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 31, 2006 (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K dated June 7, 2006).
3.3 *	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated June 20, 2007 (incorporated herein by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the "June 2007 Form 10-Q")).
3.4 *	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 1, 2011 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated September 6, 2011 (the "September 2011 Form 8-K")).
3.5 *	2nd Amended and Restated Bylaws of the registrant, dated August 30, 2007 (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K/A dated September 14, 2007).
4.1 *	Certificate of Designation of Series A Convertible Perpetual Preferred Stock of the registrant (incorporated herein by reference to Exhibit 4.1 of the September 2011 Form 8-K).
4.2 *	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 of the September 2011 Form 8-K).
4.3 *	Registration Rights Agreement, dated as of September 2, 2011, by and among JPE, each of the other holders and designated secured lenders party thereto and the registrant (incorporated herein by reference to Exhibit 4.3 of the September 2011 Form 8-K).
4.4 *	Senior Indenture dated as of September 26, 2012 between XPO Logistics, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 of the registrant's Current Report on Form 8-K dated September 26, 2012 (the "September 2012 Form 8-K").

Exhibit Number	Description
4.5 *	First Supplemental Indenture dated as of September 26, 2012 between XPO Logistics, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, supplementing the Senior Indenture dated as of September 26, 2012 (incorporated herein by reference to Exhibit 4.2 of the September 2012 Form 8-K).
10.1 +*	Amended and Restated 2011 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit A to XPO Logistics, Inc.'s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2012).
10.2 +*	2001 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-8 dated May 20, 2010).
10.3 +*	Employment Agreement between the registrant and Bradley S. Jacobs, dated November 21, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated November 21, 2011).
10.4 +*	Employment Agreement between the registrant and M. Sean Fernandez, dated October 13, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated November 7, 2011).
10.5 +*	Employment Agreement between the registrant and John D. Welch, dated January 1, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K/A dated March 22, 2011).
10.6 +*	Amendment No. 1 to Employment Agreement between the registrant and John D. Welch, dated July 18, 2011 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K dated July 22, 2011).
10.7 +*	Employment Agreement between the registrant and Scott B. Malat, dated September 20, 2011 (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the "September 2011 Form 10-Q")).
10.8 +*	Employment Agreement between the registrant and Gregory W. Ritter, dated October 5, 2011 (incorporated herein by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.9 +*	Employment Agreement between the registrant and Mario Harik, dated October 10, 2011 (incorporated herein by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.10 +*	Employment Agreement between the registrant and Gordon Devens, dated October 31, 2011 (incorporated herein by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.11 +*	Form of Restricted Stock Unit Award Agreement (Service-Vesting) (2011 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.12 +*	Form of Performance-Based Restricted Stock Unit Award Agreement (2011 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.13 +*	Form of Option Award Agreement (2011 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.14 +*	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2011 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

Exhibit Number	Description
10.15 +*	Form of Option Award Agreement for Non-Employee Directors (2011 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.16 +*	Form of Option Award Agreement (2001 Amended and Restated Stock Option Plan) (grants from June 2011 through September 2011) (incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.17 +*	Form of Option Award Agreement (2001 Amended and Restated Stock Option Plan) (grants through May 2011) (incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011).
10.18	Revolving and Term Loan Agreement dated January 31, 2008 among National City Bank, Express-1 Expedited Solutions, Inc., Express 1, Inc., Express-1 Dedicated, Inc., Concert Group Logistics, Inc. and Bounce Logistics, Inc.
10.19 *	Amendment to Revolving and Term Loan Agreement (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated March 31, 2010 (the "March 2010 Form 8-K")).
10.20 *	Second Amendment to Revolving and Term Loan Agreement (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated March 31, 2011).
10.21 *	Commercial Term Note (incorporated herein by reference to Exhibit 99.3 to the March 2010 Form 8-K).
10.22 *	Commercial Revolving Note (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated March 31, 2011).
10.23 +*	Employment Agreement between the registrant and John J. Hardig, dated February 3, 2012 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated on February 7, 2012).
14 *	Senior Officer Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registrant's Current Report on Form 8-K dated January 20, 2012).
21	Subsidiaries of the registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
32.1 ł	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
32.2 ł	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Exhibit Number	Description
101.INS †	XBRL Instance Document.
101.SCH †	XBRL Taxonomy Extension Schema.
101.CAL †	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF †	XBRL Taxonomy Extension Definition Linkbase.
101.LAB †	XBRL Taxonomy Extension Label Linkbase.
101.PRE †	XBRL Taxonomy Extension Presentation Linkbase.

* Incorporated by reference.
+ This exhibit is a management contract or compensatory plan or arrangement.
ł This exhibit will not be deemed "filed" for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.
‡ The schedules to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any such omitted schedules to the Commission upon request.
† Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Act of 1934 and otherwise are not subject liability under those sections.

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XPOLogistics

BOARD OF DIRECTORS:

Bradley S. Jacobs
Chairman and Chief Executive Officer,
XPO Logistics, Inc.

G. Chris Andersen
Founder and Managing Partner,
G.C. Andersen Partners, LLC

Michael G. Jesselson
President,
Jesselson Capital Corporation

Adrian P. Kingshott
Chief Executive Officer, AdSon LLC
Advisory Director,
Dominick and Dominick LLC

James J. Martell
Independent Operating Executive,
Welsh, Carson, Anderson & Stowe

Jason D. Papastavrou
Founder and Chief Investment Officer,
ARIS Capital Management, LLC
Co-founder,
Empiric Asset Management, LLC

Oren G. Shaffer
Vice Chairman and Chief Financial
Officer (retired), Qwest Communications
International, Inc.

FINANCIAL AND OTHER COMPANY INFORMATION:

Copies of XPO Logistics, Inc.'s financial information, such as the Company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement, are available at the Company's website at *www.xpologistics.com* or by contacting Investor Relations at our corporate executive office address.

CORPORATE EXECUTIVE OFFICE:

Five Greenwich Office Park
Greenwich, Connecticut 06831
Tel. (855) 976-4636

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on May 29, 2013, at 10:00 a.m., Eastern Daylight Time (EDT), at the Marriott Hotel & Spa, located at 243 Tresser Boulevard, Stamford, CT 06901.

TRANSFER AGENT:

Computershare Investor Services, LLC
250 Royall Street, Canton, MA 02021
Tel. (877) 581-5548
www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, Chicago, IL

COMMON STOCK:

The company's common stock is traded on NYSE under the symbol "XPO."

As of April 5, 2013, there were 343 stockholders of record.

XPOLogistics

www.xpologistics.com